SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated June 1, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X   Form 40-F
                                   ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes     No X
                                    ---    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes     No X
                                    ---    ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes     No X
                                    ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

           Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a Report of the Board of Directors for the
                 Annual Meeting of Shareholders on June 2, 2004
      and the consolidated financial statements for the fiscal year ended
            December 31, 2003 prepared in accordance with U.S. GAAP.

                                DASSAULT SYSTEMES

        A French Societe anonyme with a share capital of(euro)113,403,665
           Registered office: 9, Quai Marcel Dassault - 92150 SURESNES
                           322 306 440 R.C.S. NANTERRE



                                  REPORT OF THE
                               BOARD OF DIRECTORS

                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                                 ON JUNE 2, 2004

                          Year ended December 31, 2003

                                  ------------




Dear Shareholders,


Before submitting the Dassault Systemes and consolidated financial statements for the year ended December 31, 2003 for your approval and your decision regarding allocation of earnings, we are providing you with a summary of Dassault Systemes and its subsidiaries ("the Company") activities over the past year, prospects for the future and other information required by law.



 DASSAULT SYSTEMES, S.A. with a share capital of 114,570,841 euros - * page 1 *

CONSOLIDATED RESULTS AND BUSINESS OF THE DASSAULT SYSTEMES GROUP
----------------------------------------------------------------


OVERVIEW
--------

Summary Financial Results

In 2003 total revenue decreased 2.5% to (euro)754.8 million from (euro)774.1 million in 2002, but in constant currencies total revenue increased 5%. Software revenue decreased 3.6% to (euro)645.6 million, but increased 4% in constant currencies. Service revenue increased 4.8% to (euro)109.2 million in 2003 and increased 13% in constant currencies. Process-centric revenue, accounting for 83% of our consolidated revenue, decreased 2.9% in 2003 to (euro)629.1 million (excluding (euro)1.4 million of inter-segment sales) and included PDM revenue, which increased 14.4% to (euro)94.6 million. In constant currencies, Process-centric revenue increased 2% and PDM revenue increased 21% in 2003. Design-centric revenue, accounting for 17% of our consolidated revenue, amounted to (euro)125.7 million in 2003 (excluding (euro)0.4 million of inter-segment sales) compared to (euro)126.4 million in 2002 (excluding (euro)0.5 million of inter-segment sales). In constant currencies, Design-centric revenue increased 17% in 2003. Operating income totaled (euro)212.7 million, representing an operating margin of 28.2% in 2003, compared to (euro)203.0 million, representing an operating margin of 26.2% in 2002. Net income totaled (euro)135.4 million or diluted net income per share of (euro)1.18 in 2003, compared to (euro)126.4 million or (euro)1.09 per share in 2002, representing an increase of 8.3% on a per share basis.
Excluding amortization of intangibles incurred in business combinations ("acquisition costs"), our net income for the year ended December 31, 2003, totaled (euro)140.4 million with diluted net income per share of (euro)1.22, compared to (euro)136.0 million or (euro)1.17 per share in 2002, representing an increase of 4.3% on a per share basis. We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding acquisition costs, as defined above, is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. See "-- Results of Operations -- Breakdown of Revenues" and "-- Consolidated Data".
See our discussion of non-GAAP financial measures in "Growth on a constant currency basis" and "Results of Operations".


Executive Overview

We set two key objectives at the outset of 2003. The first was to increase our market share within the PLM market. Our second objective for 2003 was to increase our operating margin before acquisition costs by approximately 1% while also continuing to invest in growing our research and development resources. We were pleased to accomplish these objectives.

        Market position. In U.S. dollars (used by industry consultants to measure market share), our revenues increased 17% in 2003, leading to an estimated market share gain of two percentage points to an estimated 23%. We were ranked number one in PLM in 2002 with a market share of 21% and believe we continue to be number one by a solid margin for 2003.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 2 *

        Operating profitability. Our second key objective was to improve our operating margin before acquisition costs by one percentage point in 2003. This objective was achieved with our operating margin before acquisition costs improving 1.3 percentage points to 29.0% for 2003, from 27.7% in 2002. And on a constant currency basis, we also increased our operating margin before acquisition costs by 1.0 percentage point. We achieved our objective by focusing on improving the efficiency of our operations while continuing to invest in our business. We increased average staffing by 3.5%, with a strategic focus on increasing research and development. Our average staffing in research and development increased 5.4% in 2003 and represented 49% of our average employee base for 2003.

        Growth on a constant currency basis. The significant currency movements in 2003 masked the underlying improvement in our level of activity. We absorbed a seven-percentage point reduction in our revenue growth rate due to the strengthening of the euro. As reported, total revenue decreased 2.5% to
(euro)754.8 million for 2003, with software revenue decreasing 3.6% to
(euro)645.6 million for 2003. However, total revenue and software revenue increased 5% and 4%, respectively, in constant currencies for 2003. More particularly, our PDM business increased 21% and our Design-centric business increased 17% in constant currencies. From a regional perspective, we experienced strong growth in both the Americas and Asia, with revenues from the Americas growing 15% and Asia growing 14% in constant currencies.
We use constant currency revenue growth to evaluate our financial performance in comparison to prior periods and as a measure of expected growth in planning and in setting objectives for future periods. We believe this measure is an important indicator of our progress and outlook because it provides a better gauge of the level of change in business activity as it eliminates any changes arising solely from currency fluctuations. The U.S. dollar weakened 20% against the euro for 2003, with the U.S. dollar to euro average exchange rate of $1.13 per euro for 2003, compared to $0.94 per euro for 2002. The Japanese yen weakened by 11% versus the euro resulting in a Japanese yen to euro average exchange rate of JPY131 per euro for 2003 compared to JPY118 per euro for 2002. The decreases in the value of the U.S. dollar and Japanese yen in 2003 negatively impacted our operating profit and earnings per share. The total currency impact on operating profit before acquisition costs was (euro)14.4 million or 7% of total operating profit excluding acquisition costs, with
(euro)7.0 million attributable to the U.S. dollar and (euro)7.4 million arising from the Japanese yen. On a constant currency basis and excluding acquisition costs, operating profit increased 9% in 2003.


        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 3 *

                                                              Year ended December 31, 2003
                                              ----------------------------------------------------------
                                                             Operating          Operating       Operating
                                              Revenue         Expenses            Income          Margin
                                              -------         --------            ------          ------
                                                           (in millions of euro, except %)
Information on a reported basis..........      754.8            542.1              212.7              28.2%
Growth...................................       (2)%             (5)%                 5%                  2
                                                                                                 percentage
                                                                                                     points
Amortization of intangibles incurred in
   business combinations.................        0.0            (5.9)                5.9
Excluding amortization of intangibles
   incurred in business combinations.....      754.8            536.2              218.6              29.0%
Growth excluding amortization of
   intangibles incurred in business
   combinations..........................       (2)%             (4)%                 2%                  1
                                                                                                 percentage
                                                                                                      point
US$ impact
    US$/(euro)from $0.94 to $1.13........       45.1             38.1                7.0
JPY/Won impact
    JPY/(euro)from JPY118 to JPY131......       12.0              4.6                7.4
                                               -------         --------            ------
Total....................................       57.1             42.7               14.4
Excluding amortization of intangibles
   incurred in business combinations and
   currency exchange.....................      811.9            578.9              233.0              28.7%
Growth excluding acquisition costs                                                                        1
                                                                                                 percentage
   and currency exchange.................         5%               3%                 9%              point

Changes in the value of foreign currencies compared to the euro also had an impact on our short-term assets, as those held in foreign currencies are translated to euro at the end of period exchange rate. In total, the weakening of our major foreign currencies resulted in a (euro)0.13 reduction in earnings per share (EPS), excluding acquisition costs to (euro)1.22 per diluted share. As a result, we reported a growth rate for earnings per share, excluding acquisition costs of 4% for 2003 rather than 15%.


        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 4 *

                                                                               Year ended December 31, 2003
                                                                               ----------------------------
                                                                               Net Profit               EPS
                                                                               ----------               ---
                                                                              (in millions of euro, except %)
Information on a reported basis......................................             135.4                 1.18
Growth...............................................................                7%                   8%
Amortization of intangibles incurred in business combinations........               5.9                 0.05
Tax on amortization of intangibles incurred
     in business combinations........................................             (0.9)               (0.01)
                                                                                -------              -------
Excluding amortization of intangibles
     incurred in business combinations...............................             140.4                 1.22
Growth excluding amortization of intangibles
     incurred in business combinations...............................                3%                   4%
Currency exchange impact on operating income.........................              14.4                 0.13
Currency exchange impact on financial revenue and other..............               8.1                 0.07
Tax on currency exchange (tax rate = 35.7%)..........................             (8.0)               (0.07)
                                                                                -------              -------
Total................................................................              14.5                 0.13
Excluding amortization of intangibles incurred in business
     combinations and currency exchange..............................             154.9                 1.35
Growth excluding amortization of intangibles incurred in business
     combinations and currency exchange..............................               14%                  15%

--------------
We calculate changes in revenues and expenses on a constant currency basis by applying 2002 average market exchange rates to 2003 balances. We have used the same methodology for the comparison of prior periods. For 2002, the average annual exchange rate for the U.S. dollar to euro was $0.94 to (euro)1.00 and the average annual exchange rate for the Japanese yen to euro was JPY118 to
(euro)1.00. For 2001, the average annual exchange rate for the U.S. dollar to euro was $0.90 to (euro)1.00 and the average annual exchange rate for the Japanese yen to euro was JPY109 to (euro)1.00.

        Quarterly Trends. Our revenue performance improved as 2003 progressed with year over year growth comparisons improving with each quarter of the year. We saw an improvement in revenue growth on an as reported basis and in constant currencies. Revenue in the second half of the year increased 8% compared to a 3% increase in the first half of the year, on a constant currency basis.

                                                                   Year ended December 31, 2003
                                                     --------------------------------------------------------
                                                       1st          2nd          3rd          4th        Full
                                                     Quarter      Quarter      Quarter      Quarter      Year
                                                     -------      -------      -------      -------      ----
                                                            (Unaudited, in millions of euro, except %)
Revenue.....................................           169.4        181.3        176.3        227.8        754.8
Growth......................................            (7)%         (5)%           0%           2%         (2)%
  US$ impact................................            11.4         12.8          7.7         13.2         45.1
  JPY/Won impact............................             2.6          4.0          3.6          1.8         12.0
Revenue excluding currency exchange impact             183.4        198.1        187.5        242.8        811.9
Growth excluding currency exchange impact...              1%           4%           7%           8%           5%

--------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 5 *

Our improvement was also reflected in our seat growth performance during 2003. For the full year, total seats licensed decreased 1%. However, while seats licensed decreased 9% for the first half of the year, total seats licensed increased 8% during the second half of the year.

        Recurring Revenue. An important attribute of our financial model is our high percentage of recurring revenue. We have had, and continue to have, a high level of recurring software revenue. In 2003, recurring revenue represented 51% of our total software revenue, which in turn represented 86% of total revenue.

        Financial Position. We continued to have a strong financial position, with cash and short-term investments totaling (euro)439.7 million at December 31, 2003. During the year, we added on a net basis (euro)51.3 million to cash and short-term investments. This figure is after cash dividends totaling
(euro)37.2 million and stock repurchases totaling (euro)29.5 million in 2003.

       Economic and Other Business Indicators. A number of factors have an influence on our revenue growth rate, including economic factors. The overall economic environment has an impact on the level of activity of our businesses. As a software company we also look at overall information technology spending. In addition, our customers are largely composed of manufacturing companies. We, therefore, find it useful to look at industrial investment spending trends. In Europe, which represented approximately 46% of our revenues in 2003, industrial spending has trended down for two consecutive years and this clearly had an impact on our results in the region. However, we are also a critical tool for innovation and productivity gains for our customers. Therefore, in the Americas, in spite of modest levels of investment spending in the U.S., for example, in 2003, we had strong revenue growth of approximately 15% in constant currencies. We have experienced strong revenue growth in Asia, in part explained by the good level of industrial investment spending in Japan, and the decision to invest in productivity gains that we bring to manufacturers. For 2003, business investment increased 2.8% in the U.S. and 8.7% in Japan, while it declined 1.7% in France. Industrial production increased 0.3% in the U.S., 3.2% in Japan, and 0.2% in Germany, while decreasing 0.8% in France for 2003. Overall growth in the economy as measured by GDP was 3.1% in the U.S. and 2.3% in Japan for 2003, while France grew only 0.1% and Germany decreased 0.1%.

     In addition to economic indicators, our level of business activity is also affected by structural trends within the end markets we address. For example, in the automotive and aerospace industries, spending decisions in part reflect the timing of the introduction of new automotive processes or plans for new aircraft programs.


Financial Overview

Revenue.

Our total revenue is comprised of software licensing and service and other revenue. Our primary source of revenue is derived from the licensing of our software products, which accounted for 86%, 87% and 86% of our total revenue in 2003, 2002 and 2001, respectively. Our software solutions are marketed and distributed principally by IBM, as well as through a network of other distribution partners and a direct sales force for certain products. We generate service revenue through the consulting and technical assistance we provide to our customers. Revenue generated through our marketing and distribution agreement with IBM represented approximately 59% of our total revenue in 2003 compared with 61% in 2002 and 60% in 2001. See "Operating Results -- Results of Operations -- Breakdown of

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 6 *

Revenues". The royalties we receive from IBM for their distribution of CATIA, ENOVIA, SMARTEAM and DELMIA products include both up-front license fees and royalties related to periodic fees corresponding to either rental arrangements or maintenance.
We also sell our CATIA, ENOVIA, SMARTEAM and DELMIA products either directly or through other partners. They are mainly licensed under one of two payment structures: (i) "rental" licenses, for which the customer pays equal periodic fees to keep the license active, and (ii) "primary fee" licenses, for which the customer pays an initial fee (a "primary" fee). Customers who pay a primary fee subsequently pay periodic fees (generally annual). For both forms of license, periodic fees entitle the customer to corrective maintenance and product updates without additional charge. Product updates include improvements to existing products but do not cover new products. For a breakdown of revenue between initial fees and periodic fees, see Note C to our consolidated financial statements.
Software licenses offered by SolidWorks require the payment of a one-time fee. Access to upgrades and maintenance require payment of an annual subscription fee.
For software components sold by Spatial, we receive license and maintenance fees as well as royalties on revenue derived from the sale of software products including embedded Spatial components.
Recurring software revenue represented 51%, 48% and 45% of total software revenue in 2003, 2002 and 2001, respectively. Recurring software revenue is comprised of rental fees (mainly to large customers) and maintenance fees.
We generate service revenue mainly from consulting services in methodology and engineering services. In addition, we generate service revenue from sales activities as an IBM partner in France, Belgium and Switzerland, where we act (through one of our French divisions and through our Swiss subsidiary) as IBM's commercial partner for the sale of CATIA, ENOVIA and SMARTEAM licenses. We record the commissions we receive from IBM for this activity as service revenue. The division in charge of this activity also resells computer hardware, but in this case we record only the gross margin from the sales as service revenue.

Expenses.

Research and development expenses represented 29%, 29% and 28% of total revenue in 2003, 2002 and 2001, respectively. Research and development expenses primarily include personnel costs for specialists in software architecture and various application fields such as mechanical design, manufacturing, mechanical engineering and computer graphics, as well as for specialists with significant experience and knowledge of our target industrial sectors. Research and development expenses also include computer rental expenses, the depreciation and cost of maintenance related to computer hardware used in research and development, development tools, networking and communication expenses.
Costs for research and development of software are expensed when incurred, if the analysis of technical criteria does not qualify them as a capital asset. Since our founding in 1981, implementation of this accounting policy has resulted in all such costs being expensed in the period in which they were incurred.
Marketing and sales expenses represented 22%, 22% and 22% of total revenue in 2003, 2002 and 2001, respectively. Marketing and sales expenses are derived principally from our marketing activities in support of IBM and the SolidWorks, DELMIA, SMARTEAM and Spatial Corp. direct and indirect sales channels. We also incur marketing and sales expenses from our activities as an IBM business partner in France, Belgium and Switzerland. Marketing and sales expenses primarily consist of personnel costs, travel expenses and marketing infrastructure costs, such as computer and office rental expenses, as well as sales commissions.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 7 *

Amortization of intangibles incurred in business combinations includes expenses for research and development projects that have not reached the technical feasibility stage or are considered to have no future value. Amortization of intangibles incurred in business combinations also includes amortization of goodwill (prior to fiscal year 2002) and amortization of technology acquired in connection with business combinations.



RESULTS OF OPERATIONS
---------------------

For the year ended December 31, 2003, we recorded revenue of (euro)754.8 million and net income of (euro)135.4 million, representing diluted net income per share of (euro)1.18. These results included acquisition costs of (euro)5.9 million ((euro)5.0 million after tax). Excluding acquisition costs, our net income for the year ended December 31, 2003, totaled (euro)140.4 million with diluted net income per share of (euro)1.22. The table below sets forth key figures from our statements of income.

                                                                            Year ended December 31,
                                                                 ---------------------------------------------
                                                                   2003              2002               2001
                                                                 --------          --------            -------
                                                                  (in millions of euro, except per share data)
Revenue ...............................................       (euro)754.8      (euro)774.1        (euro)746.1
Gross profit...........................................             643.4            653.3              638.7
Operating income.......................................             212.7            203.0              162.6
Net income ............................................             135.4            126.4               88.7
Basic weighted average number of common shares
  outstanding..........................................             113.0            114.1              113.7
Diluted weighted average number of common shares
  outstanding..........................................             114.7            116.2              116.7
Basic net income per share.............................              1.20             1.11               0.78
Diluted net income per share ..........................              1.18             1.09               0.76

Financial information excluding amortization of
------------------------------------------------
intangibles incurred in business combinations(1)
---------------------------------------------
Operating income.......................................             218.6            214.1              221.0
Net income.............................................             140.4            136.0              144.0
Basic net income per share.............................              1.24             1.19               1.27
Diluted net income per share ..........................              1.22             1.17               1.23

----------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (acquisition costs) totaled (euro)5.9 million in 2003 ((euro)5.0 after tax) compared with (euro)11.1 million in 2002 ((euro)9.6 million after tax), and consisted entirely of the amortization of acquired technology, and (euro)58.4 million in 2001 ((euro)55.3 million after tax).

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 8 *

The table below sets forth the contribution of the Process-centric and Design-centric segments to our revenue, gross profit, operating income and net income (see Notes A and Q to our consolidated financial statements).

                                                                Year ended December 31,
                                        ------------------------------------------------------------------------
                                               2003                      2002                       2001
                                        ------------------        ------------------        --------------------
                                                       (in millions of euro, except percentages)
Revenue
   Process-centric............... (euro)630.5        83.5%  (euro)649.4        83.9%    (euro)617.9        82.8%
   Design-centric................       126.1        16.7%        126.9        16.4%          128.2        17.2%
   Elimination...................       (1.8)       (0.2%)        (2.2)        (0.3%)
                                        -----       -----         -----        -----          -----       -----
         Total...................       754.8       100.0%        774.1        100.0%         746.1       100.0%
                                        =====       =====         =====        =====          ====        =====

Gross profit
   Process-centric...............       530.3        82.4%        541.6        82.9%          522.4        81.8%
   Design-centric................       114.4        17.8%        113.3        17.3%          116.3        18.2%
   Elimination...................       (1.3)       (0.2%)        (1.7)        (0.2%)
                                        -----       -----         -----        -----          -----       -----
         Total...................       643.4       100.0%        653.3        100.0%         638.7       100.0%
                                        =====       =====         =====        =====          ====        =====

Operating income..
   Process-centric...............       175.4        82.5%        170.9        84.2%          126.6        77.8%
   Design-centric................        37.3        17.5%         32.1        15.8%           36.0        22.2%
                                        -----       -----         -----        -----          -----       -----
         Total...................       212.7       100.0%        203.0        100.0%         162.6       100.0%
                                        =====       =====         =====        =====          ====        =====

Net income
   Process-centric...............       111.2        82.1%        104.2        82.4%          63.8         72.0%
   Design-centric................        24.2        17.9%        22.2         17.6%          24.9         28.0%
                                        -----       -----         -----        -----          -----       -----
         Total...................       135.4       100.0%        126.4        100.0%         88.7        100.0%
                                        =====       =====         =====        =====          ====        =====

Financial information excluding amortization of intangibles
-----------------------------------------------------------
incurred in business combinations(1)
---------------------------------

Operating income..
   Process-centric..............        181.0        82.8%        181.8        84.9%          184.0        83.3%
   Design-centric...............         37.6        17.2%         32.3        15.1%           37.0        16.7%
Total...........................        218.6       100.0%        214.1        100.0%         221.0       100.0%
                                        =====       =====         =====        =====          =====       ======

Net income
   Process-centric..............        116.1        82.7%        113.6        83.5%          118.2        82.1%
   Design-centric...............         24.3        17.3%         22.4        16.5%           25.8        17.9%
                                        -----       -----         -----        -----          -----       ------
Total...........................        140.4       100.0%        136.0        100.0%         144.0       100.0%
                                        =====       =====         =====        =====          =====       ======

----------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (acquisition costs) totaled

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 9 *

(euro)5.9 million in 2003 ((euro)5.0 after tax) compared with (euro)11.1 million in 2002 ((euro)9.6 million after tax), and consisted entirely of the amortization of acquired technology, and (euro)58.4 million in 2001 ((euro)55.3 million after tax).

     The tables below set forth the breakdown of revenue by type of activity and geographic region for the periods indicated.

Breakdown of Revenues

                                                                          Year ended December 31,
                                                            --------------------------------------------------
                                                               2003                2002                2001
                                                            ----------          ----------          ----------
                                                                           (in millions of euro)
Revenue by activity
     Software revenue .............................     (euro)645.6         (euro)669.9          (euro)643.0
     Service and other revenue.....................           109.2               104.2                103.1
                                                              -----               -----                -----
Total..............................................           754.8               774.1                746.1
                                                              =====               =====                =====

                                                                          Year ended December 31,
                                                            --------------------------------------------------
                                                               2003                2002                2001
                                                            ----------          ----------          ----------
                                                                           (in millions of euro)
Revenue by geographic region(1)
     Europe(2).....................................     (euro)353.8         (euro)374.5          (euro)380.4
     North and South America(3)....................           215.4               224.0                219.3
     Asia Pacific(3)...............................           185.6               175.6                146.4
                                                              -----               -----                -----
Total..............................................           754.8               774.1                746.1
                                                              =====               =====                =====

----------------
(1) In our consolidated financial statements, we classify and state software revenue by geographic region in two ways: (i) by the geographic location of the end-user customer, and (ii) by the geographic location of our business unit which records the transaction. See Note Q to our consolidated financial statements. In the tables above, software revenue is classified by the geographic location of the end-user customer, while service and other revenue is classified by the location where the activity is performed.
(2) Germany and France account for most of our sales in Europe. See Note Q to our consolidated financial statements.
(3) Most of the revenue from North and South America comes from the United States, and most of the revenue from the Asia Pacific region comes from Japan.

The tables below present certain financial data taken from our consolidated financial statements expressed as a percentage of our total revenue, except for data per share, which is expressed in euro, and for number of shares. Our revenue and the percentage of the various expense or other revenue items of total revenue may not be comparable with those of our competitors due to the distribution of our products by IBM.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 10 *

Consolidated Data

                                                                              Year ended December 31,
                                                                   ------------------------------------------
                                                                      2003           2002             2001
                                                                   ----------     ----------       ----------
                                                                  (as a % of total revenue, except per share data)
Revenue
Software revenue...........................................            85.5%          86.5%           86.2%
Service and other revenue..................................            14.5           13.5            13.8
                                                                      -----          -----           -----
Total revenue..............................................           100.0          100.0           100.0
                                                                      -----          -----           -----
Cost of revenue:
Software...................................................            (2.9)          (3.2)           (2.8)
Service and other..........................................           (11.9)         (12.4)          (11.6)
                                                                      -----          -----           -----
Total cost of revenue......................................           (14.8)         (15.6)          (14.4)
                                                                      -----          -----           -----
Gross profit...............................................            85.2           84.4            85.6
                                                                      -----          -----           -----
Research, selling and administrative expenses:
Research and development...................................           (28.6)         (28.7)          (28.0)
Marketing and sales........................................           (21.5)         (21.9)          (22.0)
General and administrative.................................            (6.2)          (6.2)           (5.9)
Amortization of goodwill...................................            --             --              (5.9)
Amortization of acquired technology........................            (0.8)          (1.4)           (1.9)
                                                                      -----          -----           -----
Total research, selling and administrative expenses........           (57.1)         (58.2)          (63.8)
                                                                      -----          -----           -----
Operating income ..........................................            28.2           26.2            21.8
                                                                      =====          =====           =====
Equity in net income of unconsolidated affiliates -
     joint ventures........................................             0.1            0.0             0.0
                                                                      -----          -----           -----
Financial revenue and other - net..........................            (0.1)           0.4             1.9
                                                                      -----          -----           -----
Income before income taxes.................................            28.1           26.6            23.7
Income tax expense.........................................           (10.2)         (10.3)          (11.8)
                                                                      -----          -----           -----
Net income.................................................            17.9           16.3            11.9
                                                                      =====          =====           =====

Financial information excluding amortization of intangibles
-----------------------------------------------------------
incurred in business combinations:(1)
---------------------------------
Operating income...........................................            29.0           27.7            29.6
Net income.................................................            18.6           17.6            19.3

---------------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles. Amortization of intangibles incurred in business combinations (acquisition costs) totaled (euro)5.9 million in 2003 ((euro)5.0 million after tax) (and consisted entirely of the amortization of acquired technology) compared with (euro)11.1 million in 2002 ((euro)9.6 million after tax) and (euro)58.4 million in 2001 ((euro)55.3 million after tax).

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 11 *

Process-centric Consolidated Data

                                                                     Year ended December 31,
                                                             ---------------------------------------
                                                               2003            2002           2001
                                                             --------         -------       --------
                                                               (as a % of Process-centric revenue)
Total revenue:                                                                 %
Software revenue ..................................            82.5%           83.7%           83.3%
Service and other revenue .........................            17.5            16.3            16.7
                                                              -----           -----           -----
Total Process-centric revenue .....................           100.0           100.0           100.0
                                                              -----           -----           -----
Cost of revenue:
Software ..........................................            (1.6)           (1.7)           (1.4)
Service and other .................................           (14.2)          (14.8)          (14.0)
                                                              -----           -----           -----
Total cost of revenue .............................           (15.9)          (16.6)          (15.4)
                                                              -----           -----           -----
Gross profit ......................................            84.1            83.4            84.6
                                                              -----           -----           -----
Research, selling and administrative expenses:
Research and development ..........................           (30.6)          (29.9)          (29.5)
Marketing and sales ...............................           (18.2)          (18.8)          (19.0)
General and administrative ........................            (6.7)           (6.7)           (6.2)
Amortization of goodwill ..........................              --              --            (7.0)
Amortization of acquired technology ...............            (0.9)           (1.7)           (2.3)
                                                              -----           -----           -----
Total research, selling and administrative expenses           (56.3)          (57.1)          (64.1)
                                                              -----           -----           -----
Operating income ..................................            27.8            26.3            20.5
Equity in net income of unconsolidated affiliates -
joint ventures ....................................             0.1             0.0             0.0
Financial revenue and other - net .................             0.0             0.2             1.8
                                                              -----           -----           -----
Income before income taxes ........................            27.9            26.5            22.3
Income tax expense ................................           (10.3)          (10.5)          (12.0)
                                                              -----           -----           -----
Net income ........................................            17.6            16.0            10.3
                                                              -----           -----           -----

Financial information excluding amortization of
-----------------------------------------------
intangibles incurred in business combinations:(1)
---------------------------------------------
Operating income ..................................            28.7            28.0            29.8
Net income ........................................            18.4            17.5            19.1

-----------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 12 *

Design-centric Consolidated Data

                                                                            Year ended December 31,
                                                                    ---------------------------------------
                                                                      2003            2002           2001
                                                                    --------         -------       --------
                                                                       (as a % of Design-centric revenue)
Revenue:
Software revenue ..........................................            99.8%           99.7%          100.0%
Service and other revenue .................................             0.2             0.3             0.0
                                                                      -----           -----           -----
Total Design-centric revenue ..............................           100.0           100.0           100.0
                                                                      -----           -----           -----
Cost of revenue:
Software ..................................................            (9.3)          (10.7)           (9.3)
Service and other .........................................             0.0             0.0             0.0
                                                                      -----           -----           -----
Total cost of revenue .....................................            (9.3)          (10.7)           (9.3)
                                                                      -----           -----           -----
Gross profit ..............................................            90.7            89.3            90.7
                                                                      -----           -----           -----
Research, selling and administrative expenses:
Research and development ..................................           (18.5)          (21.5)          (20.8)
Marketing and sales .......................................           (38.2)          (38.0)          (36.7)
General and administrative ................................            (4.2)           (4.4)           (4.4)
Amortization of goodwill ..................................             --              --             (0.8)
Amortization of acquired technology .......................            (0.2)           (0.1)            0.0
Total research, selling and administrative expenses .......            61.1           (64.0)          (62.6)
                                                                      -----           -----           -----
Operating income ..........................................            29.6            25.3            28.1
                                                                      -----           -----           -----
Equity in net income of unconsolidated affiliates - joint
ventures ..................................................             0.0             --              0.0
Financial revenue and other - net .........................            (0.8)            1.4             2.3
                                                                      -----           -----           -----
Income before income taxes ................................            28.7            26.7            30.4
Income tax expense ........................................            (9.6)           (9.2)          (11.0)
                                                                      -----           -----           -----
Net income ................................................            19.2            17.5            19.4

Financial information excluding amortization of intangibles
-----------------------------------------------------------
incurred in business combinations:(1)
----------------------------------
Operating income ..........................................            29.8            25.5            28.8
Net income ................................................            19.3            17.6            20.1

----------------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

2003 VERSUS 2002
----------------

Consolidated Information

         Total revenue. Total revenue was (euro)754.8 million in 2003, compared to (euro)774.1 million in 2002. Total revenue was comprised of software revenue of (euro)645.6 million, representing 86% of total revenue, and service revenue of (euro)109.2 million, representing 14% of total

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 13 *
revenue. Process-centric revenue totaled (euro)629.1 million or 83% of total revenue and included PDM revenue of (euro)94.6 million. Design-centric revenue totaled (euro)125.7 million or 17% of total revenue in 2003.

As reported, total revenue decreased 2.5% but on a constant currency basis, total revenue increased 5% in 2003 compared to 2002, reflecting strong growth in our PDM and Design-centric businesses which grew 21% and 17%, respectively, in constant currencies.

        Total revenue by geographic region. As a percentage of 2003 total revenue, Europe represented 46%, the Americas accounted for 29% and Asia represented 25%. As a percentage of 2002 total revenue, Europe represented 48%, the Americas accounted for 29% and Asia represented 23%.

Revenue declined 5.5% in Europe in 2003 as we faced weak market conditions throughout the year. In comparison, revenues decreased 1.5% in 2002 in Europe as the economy began to weaken in the middle of the year, lagging the downturn in the U.S. economy. In Europe, software revenue declined 8% in 2003, largely reflecting weaker performance in our Process-centric segment while service revenue was up 7% reflecting an increase in PLM consulting projects. For the full year revenue declined 3.8% in the Americas. In constant currencies, the Americas increased 15% in 2003. Contributing to the growth in constant currencies were stronger performances both from our Process-centric and Design-centric businesses. The United States is our largest market in the Americas region.

Revenue increased 5.7% in Asia in 2003 and 14% in constant currencies, reflecting good performances by both our Process-centric and Design-centric businesses.

        Software revenue. Software revenue totaled (euro)645.6 million in 2003, compared to (euro)669.9 million in 2002, representing a decrease of 3.6%. On a constant currency basis, software revenue increased 4% in 2003 primarily reflecting year over year growth in our Design-centric segment and in our PDM portion of the Process-centric segment.

        Recurring software revenue. Recurring software revenue totaled
(euro)332.0 million in 2003, compared to (euro)320.1 million in 2002, representing an increase of 3.7%. While total software revenue decreased in 2003, compared to 2002, recurring software revenue increased reflecting the increase in the installed workstation base of the Process-centric segment and to the growing share of maintenance fees in the Design-centric segment. Recurring software revenue represented 51% of total software revenue in 2003, compared to 48% in 2002.

        Seat licensing and pricing. In 2003 a total of 57,524 CATIA and SolidWorks seats were licensed. CATIA seats licensed totaled 32,163 in 2003, representing a decrease of 6.3% compared to 34,308 CATIA seats licensed in 2002. SolidWorks seats licensed in 2003 increased 7.3% to 25,361, compared to 23,626 in 2002.
CATIA Version 5 seats represented 74% of total CATIA seats licensed in 2003, compared to 59% in 2002. The average CATIA Version 5 end-user price per seat decreased 1%, but in constant currencies increased 7% as we added more functions with the release of CATIA Version 5 Release 11 and Release 12 during 2003. The average CATIA end-user price per seat in 2003 decreased 10%, with 7 percentage points of the decrease attributable to unfavorable exchange rates. In constant currencies, the average CATIA end-user price per seat decreased 3%. This decrease was entirely due to the increased proportion of the Version 5 licenses sold in 2003, compared to 2002.
The average SolidWorks end-user price per seat increased 7% in 2003. This increase reflected the favorable impact of both geographic and product mix changes. SolidWorks Office and Office Professional represented approximately 48% of total seats licensed in 2003.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 14 *

        Service revenue. Service revenue totaled (euro)109.2 million in 2003, compared to (euro)104.2 million in 2002, representing an increase of 4.8%. In constant currencies, service revenue increased 13%. We experienced an increase in PLM consulting projects.

        Gross Profit. Gross profit totaled (euro)643.4 million in 2003, compared to (euro)653.3 million in 2002, representing a decrease of 1.5%. The gross profit margin for software in 2003 was similar to 2002, at 96.6% in 2003, compared to 96.4% in 2002. The gross profit margin for services increased significantly in 2003 to 17.8%, compared to 7.5% in 2002. The improvement in the gross profit margin for services is primarily attributable to a higher percentage of consulting assignments in 2003 as a proportion of total service and other revenue.

Operating expenses.
-------------------

        Summary. The Company's objective in 2003 was to limit operating expense growth in light of the general weak business climate, while continuing to invest in critical research and development staffing. In 2003, operating expenses were comprised of (i) research and development costs of (euro)215.6 million, (ii) marketing and sales costs of (euro)162.4 million and (iii) general and administrative expenses of (euro)46.8 million. Operating expenses totaled
(euro)424.8 million in 2003, compared to (euro)439.1 million in 2002, representing a decrease of 3.3%. Total expenses, including cost of revenue of
(euro)111.4 million and operating expenses of (euro)424.8 million, totaled
(euro)536.2 million in 2003. In constant currencies, total expenses increased 3.4%, tracking closely average headcount growth of 3.5% for 2003. The composition of operating expenses by currency was approximately as follows: 56% euro, 36% U.S. dollars and 8% Japanese yen.

        Research and development expenses. Research and development expenses totaled (euro)215.6 million in 2003, compared to (euro)221.6 million in 2002, representing a 2.7% decrease. The additional costs resulting from the 5.4% increase in average headcount were more than offset by the decrease in research and development expenses as a result of the weakening of the U.S. dollar in 2003. On December 31, 2003, the total headcount in research and development was 2,025 employees, representing 49.5% of total employees, compared to 48.1% at December 31, 2002. Research and development expenses represented 28.6% of total revenue in 2003, similar to 2002.

        Marketing and sales expenses. Marketing and sales expenses totaled
(euro)162.4 million in 2003, compared to (euro)169.7 million in 2002, representing a decrease of 4.3%. Marketing and sales average headcount growth was 1.8% in 2003, reflecting selective hiring. These higher staffing expenses were more than offset by the impact of a stronger euro on our non-euro denominated marketing and sales expenses. On December 31, 2003, the total headcount in marketing and sales was 1,763 employees, representing 43.1% of total employees, compared to 44.2% at December 31, 2002. Marketing and sales expenses represented 21.5% of total revenue in 2003, compared to 21.9% in 2002.

        General and administrative expenses. General and administrative expenses totaled (euro)46.8 million in 2003, compared to (euro)47.9 million in 2002, representing a decrease of 2.6%. In 2003, our average headcount increased 1.7% and we also incurred higher legal fees. These higher expenses were more than offset by the impact of a stronger euro on our non-euro denominated general and administrative expenses. General and administrative expenses represented 6.2% of total revenue in 2003, unchanged from 2002.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 15 *

        Amortization of intangibles incurred in business combinations ("acquisition costs"). Acquisition costs totaled (euro)5.9 million in 2003, compared to (euro)11.1 million in 2002, representing a decrease of 46.6%. This decrease reflects the completion of the amortization of acquisition costs related to several acquisitions.

Operating income and operating margin.
--------------------------------------

Operating income was (euro)212.7 million in 2003, compared to (euro)203.0 million in 2002. Operating income excluding acquisition costs increased to
(euro)218.6 million in 2003 or 29.0% of total revenue, compared to (euro)214.1 million or 27.7% in 2002. See "Quantitative and Qualitative Disclosures About Market Risk".


Financial revenue and other, net.
---------------------------------

Financial revenue and other totaled (euro)(0.9) million in 2003, compared to
(euro)2.5 million in 2002. The decrease in financial revenue and other primarily reflected the revaluation of assets denominated in U.S. dollars. Specifically, financial revenue and other in 2003 was comprised of net financial revenue of
(euro)10.1 million, exchange losses on accounts receivables of (euro)(8.1) million and other losses of (euro)(2.8) million, including an impairment charge of (euro)1.7 million. Our average balance of cash and short-term investments increased in 2003. At December 31, 2003, cash and short-term investments totaled
(euro)439.7 million, compared to (euro)388.4 million at December 31, 2002. See Note D to our consolidated financial statements.

Income tax expense.
-------------------

Income tax expense totaled (euro)76.9 million in 2003, compared to (euro)79.4 million in 2002. The effective tax rate in 2003 was 36.2%, compared to 38.6% in 2002. The decrease in the effective tax rate between 2003 and 2002 was largely attributable to reduced losses of our SmarTeam subsidiary, which benefits from certain tax exemptions. See Note E to our consolidated financial statements.


Net income.
-----------

Net income was (euro)135.4 million in 2003, compared to (euro)126.4 million in 2002. Excluding acquisition costs, net income increased 3.3% to (euro)140.4 million in 2003, compared to (euro)136.0 million in 2002.


Earnings per share.
-------------------

Diluted net income per share was (euro)1.18 in 2003, compared to (euro)1.09 per share in 2002. Excluding acquisition costs, diluted net income per share increased 4.3% to (euro)1.22 in 2003, compared to (euro)1.17 per share in 2002 and reflected (euro)0.13 per diluted share negative impact from currency fluctuations.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 16 *

Revenue and Operating Income by Segment

Process-centric.
----------------

        Summary. Overall, revenue results for the Process-centric segment reflected in large measure the slowdown persisting in Europe throughout 2003. Our PDM business performed well, with revenue increasing 14.4%, and 21% on a constant currency basis for 2003. While total CATIA licenses declined in 2003, we saw positive year over year growth trends in both the third and fourth quarter of the year. In addition, CATIA Version 5 sales increased and pricing was generally stable on a constant currency basis.

        Revenue. Revenue for the Process-centric segment, including PDM revenue, totaled (euro)630.5 million in 2003 (including (euro)1.4 million of inter-segment sales) compared with (euro)649.4 million in 2002 (including
(euro)1.7 million of inter-segment sales). Revenue decreased 2.9%, but on a constant currency basis, revenue increased 2%, primarily reflecting growth in our PDM business. PDM revenue on a stand-alone basis increased 14.4% to
(euro)94.6 million, up from (euro)82.7 million in 2002 and increased 21% on a constant currency basis. Nearly all service revenue was generated by the Process-centric segment (excluding inter-segment sales) in 2003 and 2002. See "-- Consolidated Information -- Service Revenue" above.

        Operating income. Operating income from the Process-centric segment totaled (euro)175.4 million in 2003, compared with (euro)170.9 million in 2002. Operating income, excluding acquisition costs, amounted to (euro)181.0 million in 2003, compared with (euro)181.8 million in 2002. Operating income, excluding acquisition costs, represented 28.7% of revenue for this segment in 2003, compared to 28.0% in 2002. The increase primarily reflected our focus on increasing the efficiency of our consulting services for PLM as well as cost control initiatives.


Design-centric.
---------------

        Summary. Excluding the impact of currency fluctuations, we believe our Design-centric segment showed strong year over year improvement in both revenue and operating income. In U.S. dollars, the functional reporting currency for our Design-centric business, revenue grew 19% in 2003, compared to 2002. This improvement reflected revenue growth in all three geographic regions. In addition, both unit growth and pricing trends were positive in 2003, with the number of units sold increasing 7% and the average end-user price per seat rising 7% in U.S. dollars. Notwithstanding this strong performance, the decline in the value of the U.S. dollar in 2003 compared to 2002 more than offset the underlying revenue growth.
At the operating income level, the operating margin showed good growth, as revenue growth outpaced operating expense growth, resulting in a 4.3 percentage point improvement in the operating margin. At the operating income level, the negative impact of a weaker U.S. dollar at the revenue level is offset by the favorable impact of translating U.S. dollar-denominated expenses into euro.

        Revenue. Revenue in the Design-centric segment was (euro)126.1 million in 2003 (including (euro)0.4 million of inter-segment sales), compared with
(euro)126.9 million in 2002 (including (euro)0.5 million of inter-segment sales). The decrease in revenue net of inter-segment sales was due to the lower U.S. dollar to euro exchange rate. On a constant currency basis,

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 17 *
revenue increased 17% in 2003. Software revenue represented 100% of total Design-centric revenue (after inter-segment eliminations) in 2003 and 2002.

        Operating income. Operating income for the Design-centric segment amounted to (euro)37.3 million in 2003, compared with (euro)32.1 million in 2002. Operating income, excluding acquisition costs, amounted to (euro)37.6 million in 2003, compared with (euro)32.3 million in 2002. Operating income, excluding acquisition costs, represented 29.8% of total segment revenue in 2003, compared with 25.5% in 2002.


2002 VERSUS 2001
----------------

Consolidated Information

         Total revenue. Revenue increased 3.8% to (euro)774.1 million in 2002 compared with (euro)746.1 million in 2001. On a constant currency basis, total revenue increased 7% in 2002. Specifically, our revenue was impacted by the decrease in the value of the U.S. dollar, our principal invoicing currency outside the euro-zone, which negatively impacted growth in consolidated revenue by 2 percentage points. The decrease in the value of the U.S. dollar also led to a 2 percentage point decrease in our expenditures. In addition, the Japanese yen, which is our second most important invoicing currency outside the euro-zone, accounted for a 1 percentage point decrease in the growth in consolidated revenue.

        Software revenue. Software revenue increased 4.2% to (euro)669.9 million in 2002 compared with (euro)643.0 million in 2001. This increase can be attributed principally to a 5.6% growth in software revenue (excluding inter-segment sales) in our Process-centric segment. Process-centric growth benefited from the strong performance of our PDM software solutions, which reported a 25% increase in revenue, and from the strengthening of Version 5 including new functionalities aimed at broadening our PLM offering.
Software revenue (excluding inter-segment sales) in the Design-centric segment decreased by 1.4% to (euro)126.4 million in 2002 which reflected primarily the weak economic environment, as well as unfavorable exchange rates. Software revenue represented 100% of total Design-centric revenue (excluding inter-segment sales) in both 2002 and 2001.

        Recurring software revenue. Recurring software revenue increased 9.7% to
(euro)320.1 million in 2002 compared to (euro)291.8 million in 2001. Recurring software revenue represented 48% of software revenue in 2002 compared with 45% in 2001. The contribution of recurring software revenue to total software revenue is growing largely due to the continuous increase in the installed workstation base of the Process-centric segment and to the growing share of recurring revenue fees in the Design-centric segment.

        Service revenue. Service revenue increased 1.2% to (euro)104.2 million in 2002, compared with (euro)103.1 million in 2001. This increase was lower than our growth in sales of software in the Process-centric segment because part of the services team was directed to develop new Version 5 methodologies as Best Practices for our PLM solutions.

        Total revenue by geographic region. The growth in total revenue was 2.1% in the Americas and the decrease in total revenue was 1.5% in Europe. Performance in these two regions was negatively impacted by the slower economic environment. In addition, in the Americas, growth was negatively impacted by about 5 percentage points because of the decrease in value of the U.S. dollar against the euro. Revenue from the Asia-Pacific region increased by 20.0% in euro in 2002, despite the strong impact of the Japanese yen decrease

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 18 *

(approximately 10 percentage points of growth). This growth resulted from continued strong interest in our products and on-going sales and marketing efforts despite the crisis of recent years.

        Gross Profit. Gross profit increased 2.3% to (euro)653.3 million in 2002 compared with (euro)638.7 million in 2001. This increase reflects the rise in revenue, which was partially offset by a higher cost of sales principally from consulting service activities. Gross profit for services represented 7.5% of services revenue in 2002 compared with 16.0% in 2001 due to our increased investment in new Version 5 methodologies as Best Practices for our PLM solutions. Gross margin decreased from 85.6% in 2001 to 84.4 % in 2002. Software cost of revenue represented 3.6% of software revenue in 2002 compared to 3.2% in 2001, reflecting an increase in investment in third party component software.


Operating expenses.
-------------------

        Research and development expenses. Research and development expenses increased by 5.9% to (euro)221.6 million in 2002 compared with (euro)209.2 million in 2001. This increase was due to the 11.2% increase in average research and development staff devoted to the on-going development of the V5 architecture and its related PLM software applications. These increases were partially offset by the lower relative value of the U.S. dollar and cost control measures. As a percentage of total revenue, research and development expenses increased to 28.7% in 2002, compared with 28.0% in 2001. On December 31, 2002, the total headcount involved in research and development and production represented 48.1% of our total workforce, compared with 46.7% at the end of 2001.

        Marketing and sales expenses. Marketing and sales expenses increased by 3.2% to (euro)169.7 million in 2002, compared with (euro)164.3 million in 2001. This increase is due to a 6% increase in average sales and marketing headcount to support sales growth, partially offset by a lower U.S. dollar and cost cutting initiatives. The growth in marketing and sales expenses includes our investment in connection with our agreement with IBM to share marketing and publicity expenses to market CATIA, ENOVIA and SMARTEAM. Marketing and sales expenses represented 21.9% of total revenue in 2002, compared to 22.0% in 2001.

        General and administrative expenses. General and administrative expenses increased 8.4% to (euro)47.9 million in 2002, compared with (euro)44.2 million in 2001, and represented 6.2% of total revenue in 2002, compared with 5.9% in 2001. The increase reflected an increase in professional fees and insurance fees, the impact of 2001 and 2002 acquisitions and a 4% increase in average headcount excluding the impact of 2001 and 2002 acquisitions.

        Amortization of intangibles incurred in business combinations ("acquisition costs"). Acquisition costs amounted to (euro)11.1 million in 2002, compared with (euro)58.4 million in 2001. The decrease was due to our adoption of SFAS 141 as of January 1, 2002, pursuant to which goodwill is no longer amortized.


Operating income and operating margin.
--------------------------------------

Our operating income was (euro)203.0 million in 2002, compared with (euro)162.6 million in 2001. Operating income excluding acquisition costs amounted to
(euro)214.1 million in 2002, or 27.7% of net revenue, compared with (euro)221.0 million in 2001, or 29.6% of net revenue, a decrease of 3.1%. This decrease is due mainly to the negative impact of the decrease in the value of the

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 19 *

Japanese yen and the lower than anticipated revenue resulting from the significant slowdown in the business environment, particularly in the second half of 2002, which was partially offset by cost control initiatives. See "Quantitative and Qualitative Disclosures About Market Risk".


Financial revenue, investment in equity and other - net.
--------------------------------------------------------

Financial revenue, investment in equity and other - net amounted to (euro)2.8 million in 2002, compared with (euro)14.1 million in 2001. Our average cash position increased in 2002, particularly at Dassault Systemes, the parent company, and at SolidWorks. At December 31, 2002, cash and cash equivalents amounted to (euro)388.4 million. The decrease in financial revenue, investment in equity and other - net primarily reflects the revaluation of U.S. dollar and Japanese yen denominated assets, the decrease in interest rates and a (euro)3.1 million charge related to our investment in PlanetCad. See Note D to our consolidated financial statements.

Income tax expenses.
--------------------

Income tax expense amounted to (euro)79.4 million in 2002, compared with
(euro)87.9 million in 2001. The decrease in effective tax rate between 2002 and 2001 came from the approximately 1 percentage point decrease in the French statutory income tax rate and the improvement of the results of our SmarTeam subsidiary. See Note E to our consolidated financial statements.

Net income.
-----------

We realized net income of (euro)126.4 million in 2002, compared with (euro)88.7 million in 2001. Excluding acquisition costs, net income amounted to (euro)136.0 million in 2002, compared with (euro)144.0 million in 2001, a decrease of 5.6%.

Earnings per share.
-------------------

We realized diluted net income per share of (euro)1.09 for the year ended December 31, 2002, compared with (euro)0.76 for the year ended December 31, 2001. Excluding acquisition costs, our diluted net income per share amounted to
(euro)1.17 in 2002, compared with (euro)1.23 in 2001, a decrease of 4.9%.


Revenue and Operating Income by Segment

Process-centric.
----------------

        Revenue. Revenue for the Process-centric segment, including PDM revenue, increased 5.1% to (euro)649.4 million in 2002 (including (euro)1.7 million of inter-segment sales) compared with (euro)617.8 million in 2001. PDM revenue on a stand-alone basis increased 25% to (euro)82.7 million, up from (euro)65.9 million in 2001.
Software revenue for the Process-centric segment increased 5.6% to (euro)543.6 million in 2002, compared with (euro)514.8 million in 2001. This increase in software revenue mainly reflected the strong growth in software revenue from ENOVIA and SMARTEAM.
A total of 34,308 CATIA licenses were sold in 2002 compared with 33,962 CATIA licenses in 2001, a 1.0% increase. Sales of CATIA 5 licenses increased substantially during 2002, with CATIA 5 licenses accounting for 59% of CATIA licenses sold in 2002 compared with 36% in 2001. Following the release of CATIA 5R9 in June 2002 and V5R10 in October 2002, CATIA 5 licenses sold during the fourth quarter 2002 represented 67% of the

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 20 *
overall CATIA license sales. The average CATIA license price declined 5% during 2002 to (euro)15,394. The decrease in the average price per seat in 2002 primarily reflected the increased proportion of the Version 5 licenses sold in 2002 compared to 2001, since the price per Version 5 license is lower than Version 4 (V4), due to a still less mature product mix. The change in the V5 to V4 proportion had an unfavorable effect on the price, which was partly offset by a higher price per CATIA Version 5 license. V5 price per seat has increased approximately 9% since 2001 to (euro)13,129, reflecting the strong growth of our V5 product solutions. In addition, the lower U.S. dollar to euro exchange rate also contributed to the decrease in the average price per CATIA seat, accounting for 3 percentage points of the 5% decrease.
During 2002, we continued our investment in PLM. We introduced three new releases during the year, including V5R8 in February 2002, V5R9 in June 2002 and V5R10 in October 2002. Commencing with V5R9, our new releases cover our CATIA, DELMIA, ENOVIA and now SMARTEAM brands. Spatial Corp. announced its 3D ACIS Modeler Version 8.0 in May 2002.
Services revenue was generated entirely by the Process-centric segment (excluding inter-segment sales) in 2002 and 2001. See "2002 versus 2001 -- Consolidated Information -- Service Revenue" above.

Operating income. Operating income from the Process-centric segment totaled
(euro)170.9 million in 2002, compared with (euro)126.5 million in 2001. Operating income, excluding acquisition costs, amounted to (euro)181.8 million in 2002, compared with (euro)184.0 million in 2001, a 1.2% decrease. Operating income, excluding acquisition costs, represented 28.0% of revenue for this segment in 2002, compared to 29.8% in 2001. This decrease principally reflected lower than anticipated revenue resulting from the significant slowdown in the business environment particularly in the second half of 2002, which was partially offset by cost control initiatives.


Design-centric.
---------------

Revenue. Revenue in the Design-centric segment was (euro)126.9 million in 2002 (including (euro)0.5 million of inter-segment sales), compared with (euro)128.2 million in 2001. The decrease in revenue net of inter-segment sales was mainly due to the difficult market conditions existing in the Design-centric market, reflecting the weak overall economic environment. In addition, the lower U.S. dollar exchange rate contributed to the decrease in revenue. The number of licenses sold by SolidWorks decreased 9.8% to 23,626 licenses in 2002, compared with 26,183 licenses in 2001.

Operating income. Operating income for the Design-centric segment amounted to
(euro)32.1 million in 2002, compared with (euro)36.0 million in 2001. Operating income, excluding acquisition costs, amounted to (euro)32.3 million in 2002, compared with (euro)37.0 million in 2001. Operating income, excluding acquisition costs, represented 25.5% of total segment revenue in 2002, compared with 28.8% in 2001, reflecting higher software costs as well as a 2.2% increase in other operating expenses (excluding acquisition costs).
In 2002, SolidWorks continued to invest in research and development and intensified its efforts in sales and marketing. These expenses increased slightly by 2.4% and 2.6% respectively, from 2001 to 2002.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 21 *

ANALYSIS OF QUARTERLY RESULTS
-----------------------------

The tables below present certain financial information for 2003 and 2002. This information comes from our unaudited quarterly consolidated financial statements, which are prepared according to generally accepted accounting principles in the United States and on a comparable basis with our annual audited consolidated financial statements. In the opinion of management, the quarterly financial information includes only the normal adjustments recurring and necessary for a fair presentation of the information. Operating income for any given quarter is not necessarily representative of results for any future period and should not be used as an indication of future results.


        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 22 *

Unaudited Quarterly Data

                                                         2003                                        2002
                                       ----------------------------------------    ----------------------------------------
                                       Dec. 31    Sept. 30   June 30    Mar. 31    Dec. 31   Sept. 30    June 30   Mar. 31
                                       -------    --------   -------    -------    -------   --------    -------   -------
Revenue:                                      (in millions of euro or shares, except for amounts per share which are expressed in euro)

Software revenue.................         196.5     152.2      151.8      145.1     194.4      149.5      166.7     159.3
Service and other revenue........          31.3      24.1       29.5       24.3      30.0       26.4       24.6      23.2
                                     ------------------------------------------------------------------------------------
Total revenue....................         227.8     176.3      181.3      169.4     224.4      175.9      191.3     182.5
                                     ------------------------------------------------------------------------------------
Cost of revenue:
Software.........................          (5.2)     (5.1)      (5.6)      (5.8)     (6.4)      (6.3)      (4.8)     (6.9)
Service and other................         (23.8)    (19.4)     (24.6)     (21.9)    (28.2)     (23.9)     (23.5)    (20.8)
                                     ------------------------------------------------------------------------------------
Total cost of revenue............         (29.0)    (24.5)     (30.2)     (27.7)    (34.6)     (30.2)     (28.3)    (27.7)
                                     ------------------------------------------------------------------------------------
Gross profit                              198.8     151.8      151.1      141.7     189.8      145.7      163.0     154.8
                                     ------------------------------------------------------------------------------------
Research, selling and
administrative expenses:
Research and development.........         (55.8)    (53.6)     (52.6)     (53.6)    (54.6)     (53.5)     (56.3)    (57.2)
Marketing and sales .............         (41.3)    (41.4)     (40.1)     (39.6)    (41.0)     (41.4)     (44.9)    (42.4)
General and administrative.......         (10.9)    (12.8)     (11.4)     (11.7)    (10.7)     (12.0)     (12.7)    (12.5)
Amortization of goodwill ........           0.0      0.0         0.0        0.0       0.0        0.0        0.0       0.0
Amortization of acquired technology        (1.0)     (1.4)      (1.4)      (2.1)     (2.1)      (2.5)      (2.6)     (3.9)
                                     ------------------------------------------------------------------------------------
Total research, selling and              (109.0)   (109.2)    (105.5)    (107.0)   (108.4)    (109.4)    (116.5)   (116.0)
administrative expenses..........
                                     ------------------------------------------------------------------------------------
Operating income.................          89.8      42.6       45.6       34.7      81.4       36.3       46.5      38.8
                                     ------------------------------------------------------------------------------------
Financial revenue and other - net          (3.0)      1.0       (0.4)       2.0      (1.8)       0.7       (0.7)      4.6
                                     ------------------------------------------------------------------------------------
Income before income taxes.......          86.8      43.6       45.2       36.7      79.6       37.0       45.8      43.4
                                     ------------------------------------------------------------------------------------
Income tax expense...............         (29.0)    (16.5)     (17.0)     (14.4)    (28.2)     (15.0)     (18.1)    (18.1)
                                     ------------------------------------------------------------------------------------
Net income.......................          57.8      27.1       28.2       22.3      51.4       22.0       27.7      25.3
                                     ====================================================================================
Basic income per share...........          0.51      0.24       0.25       0.20      0.45       0.19       0.24      0.22
Diluted net income per share.....          0.50      0.24       0.25       0.20      0.45       0.19       0.24      0.21
Weighted average number
of shares outstanding............         113.0     112.9      112.8      113.5     114.2      114.2      114.1     114.0
Diluted weighted average number of
shares outstanding...............         116.0     114.8      114.1      114.0     114.7      115.0      117.1     118.1
Financial information excluding amortization of
------------------------------------------------
intangibles incurred in business combinations:(1)
---------------------------------------------
Operating income.................          90.8      44.0       47.0       36.8      83.5       38.8       49.1      42.7
Net income.......................          58.7      28.2       29.3       24.2      53.2       24.3       30.0      28.5
Diluted net income per share.....          0.51      0.25       0.26       0.21      0.46       0.21       0.26      0.24

----------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income, net income and diluted net income per share excluding amortization of intangibles incurred in business combinations is not a U.S.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 23 *
generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

Unaudited Quarterly Data (as a percentage of total revenue)

                                                      2003                                 2002
                                       ----------------------------------    -----------------------------------
                                         Dec.     Sept.    June      Mar.      Dec.    Sept.    June       Mar.
                                          31       30       30        31        31      30       30         31
                                       -------  --------  ------   -------   -------  -------  -------   -------
                                        (in millions of euro or shares, except for amounts per share which are expressed in euro)
Revenue:
Software revenue......................   86.3      86.3    83.7      85.7      86.6     85.0     87.1      87.3
Service and other revenue.............   13.7      13.7    16.3      14.3      13.4     15.0     12.9      12.7
                                       -------  --------  ------   -------   -------  -------  -------   -------
Total revenue.........................  100.0     100.0   100.0     100.0     100.0    100.0    100.0     100.0
                                       -------  --------  ------   -------   -------  -------  -------   -------
Cost of revenue:
Software..............................   (2.3)     (2.9)   (3.1)     (3.5)     (2.9)    (3.6)    (2.5)     (3.8)
Service and other.....................  (10.4)    (11.0)  (13.5)    (12.9)    (12.6)   (13.6)   (12.3)    (11.4)
                                       -------  --------  ------   -------   -------  -------  -------   -------
Total cost of revenue.................  (12.7)    (13.9)  (16.6)    (16.4)    (15.4)   (17.2)   (14.8)    (15.2)
                                       -------  --------  ------   -------   -------  -------  -------   -------
Gross profit                             87.3      86.1    83.4      83.6      84.6     82.8     85.2      84.8
                                       -------  --------  ------   -------   -------  -------  -------   -------

Research, selling and
administrative expenses:
Research and development..............  (24.5)    (30.4)  (29.0)    (31.7)    (24.3)   (30.4)   (29.4)    (31.3)
Marketing and sales...................  (18.1)    (23.5)  (22.1)    (23.4)    (18.3)   (23.5)   (23.5)    (23.2)
General and administrative............   (4.7)     (7.3)   (6.4)     (6.8)     (4.8)    (6.8)    (6.6)     (6.8)
Amortization of goodwill..............    0.0       0.0     0.0       0.0       0.0      0.0      0.0       0.0
Amortization of acquired technology...   (0.5)     (0.7)   (0.8)     (1.2)     (0.9)    (1.4)    (1.4)     (2.1)
Total research, selling and
administrative expenses...............  (47.8)    (61.9)  (58.3)    (63.1)    (48.3)   (62.2)   (60.9)    (63.6)
                                       -------  --------  ------   -------   -------  -------  -------   -------
Operating income......................   39.5      24.2    25.1      20.5      36.3     20.6     24.3      21.3
Financial revenue and other - net.....   (1.3)      0.5    (0.2)      1.2      (0.8)     0.4     (0.4)      2.5
                                       -------  --------  ------   -------   -------  -------  -------   -------
Income before income taxes               38.2      24.7    24.9      21.7      35.5     21.0     23.9      23.8
                                       -------  --------  ------   -------   -------  -------  -------   -------
Income tax expense....................  (12.8)     (9.3)   (9.4)     (8.5)    (12.6)    (8.5)    (9.5)     (9.9)
                                       -------  --------  ------   -------   -------  -------  -------   -------
Net income............................   25.4      15.4    15.5      13.2      22.9     12.5     14.5      13.9
                                       =======  ========  ======   =======   =======  =======  =======   =======

Financial information excluding amortization of
------------------------------------------------
intangibles incurred in business combinations:(1)
---------------------------------------------
Operating income......................    40.0     24.9     25.9     21.7      37.2     22.1     25.7      23.4
Net income............................    25.8     16.0     16.2     14.2      23.7     13.8     15.7      15.6

----------------
(1) We believe that this supplemental information is an important indicator of operational strength and performance of our business and is used by analysts, investors and other interested parties. However, operating income and net income excluding amortization of intangibles incurred in business combinations is not a U.S. generally accepted accounting principles measurement and should not be considered as an alternative to amounts reported under U.S. generally accepted accounting principles.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 24 *

As is typical in the Product Lifecycle Management software market, we normally experience our highest licensing activity for the year in December. Software revenue, total revenue, operating income and net income have generally been highest in the fourth quarter of each year.
For example, in 2003, revenue for the fourth, third, second and first quarters of 2003 respectively, represented 30.2%, 23.4%, 24.0% and 22.4% of total revenue for 2003 compared with our revenue for the fourth, third, second and first quarters of 2002 which represented, respectively, 29.0%, 22.7%, 24.7% and 23.6% of our total revenue for 2002.
Quarterly operating results varied significantly and are likely to vary significantly in the future, depending on factors such as foreign currency exchange rates; the number, timing and significance of product enhancements or new products by us or our competitors; our ability to develop, introduce, and market new and enhanced versions of our products; customer order deferrals in anticipation of new or enhanced products; the timing and cyclical nature of royalties received from our distribution agreement with IBM; general conditions in the Product Lifecycle Management software market, computer industries and regional economies; and other factors and events. A significant portion of sales typically occurs in the last month of each quarter. Therefore, the timing of orders and shipments, including unexpected delays, or actions taken by competitors in reducing prices or introducing new products, could result in significant quarterly fluctuations in operating results.

LIQUIDITY AND CAPITAL RESOURCES.
--------------------------------

Since 1994, our principal source of liquidity has been cash from operations. Cash obtained from operations has been used primarily for working capital, short-term investments, dividend payments and, since 1997, the financing of business acquisitions.
The table below presents the change in working capital as reflected in our consolidated statements of cash flows.

                                                                           Year ended December 31,
                                                                    ---------------------------------
                                                                       2003         2002       2001
                                                                     --------    --------    --------
Changes in current assets and liabilities                                   (in millions of euro)
(Increase) decrease in trade accounts receivable..................     (5.1)       (29.2)      (5.8)
(Increase) decrease in other current assets.......................      2.2         10.9        1.8
Increase (decrease) in accounts payable and accrued expenses......     12.4         (2.8)       0.2
Increase (decrease) in income taxes payable.......................      0.6        (20.0)      (4.5)
Increase (decrease) in sales incentive payable....................      4.4          2.8        0.4
Increase in unearned revenue......................................      6.1         19.9        3.0
Increase (decrease) in other current liabilities..................      7.9         (3.0)       5.5
                                                                     --------    --------    --------
Change in working capital.........................................     28.5        (21.4)       0.6

----------------------
Customers' days of sales outstanding as of December 31, 2003 was 90 days, compared to 92 days as of December 31, 2002.
Under the marketing and distribution agreement with IBM, IBM is required to pay us a cash settlement one month after it records its licensing activity. However, due to holidays and other factors, such payments are not always received precisely within the one-month period. Delays that cause a payment to be made in a subsequent accounting period can lead to noticeable variations in the balance of accounts receivable on any given balance sheet date. See Note A to our consolidated financial statements.
Cash and short-term investments totaled (euro)439.7 million as of December 31, 2003, compared with (euro)388.4 million and (euro)369.2 million as of December 31, 2002, and December 31, 2001,

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 25 *
respectively. The 2003 increase reflects net cash provided by operating activities. During 2003, net cash provided by operating activities amounted to
(euro)177.4 million compared with (euro)142.8 million during 2002. (euro)45.2 million of this cash was used for investments, acquisitions and loans as discussed below. Net cash used in financing activities totaled (euro)62.4 million in 2003, primarily comprised of cash dividends of (euro)37.2 million and share repurchases of (euro)29.5 million. Exchange rates had a negative effect of
(euro)22.2 million on our December 31, 2003 cash balance. This decrease is primarily attributable to the exchange rate translation loss in connection with translating U.S. based subsidiaries cash balances from U.S. dollars to euro.
In May 2003, we acquired Athys, a 13-employee company based in Grenoble, France for (euro)3.3 million. Athys specializes in the development of work cell control software. In April 2002, we entered into an agreement with RAND A Technology Corporation ("Rand"), to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, we granted Rand two 10-year convertible loans (the "Loans"), each for a principal amount of (euro)6.6 million and US$6.2 million ((euro)23.1 million in the aggregate as of December 31, 2003). One of the Loans is convertible into common shares of Rand at Rand's option, and the other Loan is convertible into common shares of Rand at our option. The conversion rights are subject to certain limitations and their exercise must not result in our holding in excess of 19.9% of Rand's shares. The Loans are secured by certain tangible and intangible assets of Rand and, to the extent not converted, are repayable in quarterly installments beginning in 2004.
In November and December 2003, the Company made short-term advances in the amount of (euro)5.5 million to Rand. These advances bear interest at 5.5% and are repayable in 2004. Due to their short-term maturity, these advances have been classified in other current assets in our consolidated financial statements.
We have no significant capital expenditure requirements, no financial indebtedness other than financial leases relating to our offices, and no lines of credit. Management believes that currently available sources of liquidity will provide sufficient resources for its operations for the foreseeable future.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------

Our overall risk management policy is based upon the prudent management of our market risks, primarily interest rate risk and foreign currency exchange risk. Our programs with respect to the management of these risks, including the use of hedging instruments, are discussed below. Our exposure to these risks may change over time and there can be no assurance that the benefits of our risk management policies will exceed the related costs. Such changes could have a materially adverse impact on our financial results.

Interest rate risk.

With the exception of a change in the general economic environment, which is difficult to assess, we believe that our revenue and earnings, before financial income, were not materially affected by changes in interest rates in 2003. Similarly, interest rates are not expected to affect future earnings before financial income, but may affect financial income. Therefore, our interest rate risk is primarily a risk related to a reduction of financial revenue.
We generate positive cash flows from operations and have some financial obligations (e.g., employee profit sharing and a long-term capital lease for a building) but we are a net lender. We sometimes use bank overdrafts, for non-significant amounts, for which the interest rate is a variable market rate.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 26 *

We have no loan agreement outside the Group except the long-term capital lease for a building, as described in Note K to our consolidated financial statements. Therefore, we have no risks linked to any early repayment triggers.
Financial revenue is composed in part of interest from cash and cash equivalents, as well as revenue from short-term investments. As a result, it is sensitive to fluctuations in interest rates. We follow a conservative policy for investing our cash resources, mostly relying on short-term, investment grade investments. Investment rules are determined and controlled by the treasury department of the parent company.
In 2003, the decrease of short-term interest rates in the U.S. and in Europe had a negative impact on our financial revenue. For cash management purposes, we do not invest in any common shares or any funds investing primarily in common shares. Our financial results are therefore not directly linked to stock market variations.
Taking into account the low interest rates and our underwriting position, we did not subscribe to any rate hedging products during 2003.

Foreign currency exchange risk.

Our revenue is primarily invoiced in U.S. dollars, euro and Japanese yen. Under the IBM marketing and sales agreement, the royalties we receive for the products distributed by IBM are generally set in the local currency of the end purchaser, and then remitted to us by IBM in U.S. dollars based on conversion rates adjusted monthly. In addition, we incur expenses in several currencies, through our suppliers and employees in different countries. Finally, we engage in mergers and acquisitions outside the euro zone and may lend money in different currencies to our fully or partially owned subsidiaries. As a result, our results of operations may be affected by changes in exchange rates, particularly between the U.S. dollar or the Japanese yen and the euro.
To a certain extent, we experience natural hedging, with revenue denominated in U.S. dollars partially compensated by our U.S. dollar expenses. Our net exposure in Japanese yen is less in absolute terms, but more significant as a proportion of Japanese yen-denominated revenue. In 2003, revenue denominated in U.S. dollars represented approximately 40% of total revenue, compared with 40% in 2002 and 41% in 2001, after taking into account the monthly conversion by IBM of royalties coming from end-user payments in currencies other than U.S. dollars. Our operating expenses denominated in U.S. dollars represented 37% of total operating expenses in 2003, compared with 38% in 2002 and 40% in 2001.
As a result, our net operating exposure to U.S. dollars was limited to (euro)103 million in 2003 (14% of our revenue), and this exposure was hedged through market instruments at a level of (euro)76 million, as further described below. The U.S. dollar depreciated approximately 20% against the euro in 2003 compared to 2002 and depreciated approximately 5% against the euro in 2002 compared to 2001. As a result of our U.S. dollar-denominated revenues and U.S. dollar-denominated expenses being relatively comparable in amount, changes in value of the U.S. dollar compared to the euro had relatively little impact on our operating income in 2002. In 2003, however, U.S. dollar depreciation had a significant negative impact on operating income. In 2003 and 2002, the Japanese yen depreciated 11% and 8% against the euro, respectively, compared to the respective preceding year, with a negative impact on operating income.
Currency fluctuations may impact revenue and expenses as well as financial revenue. The main items of financial revenue subject to fluctuations linked to exchange rates are:
     - The difference between the exchange rate used to record invoices and expenses in foreign currencies and the exchange rate when we receive or make the payment.
     - The revaluation of payables and receivables denominated in foreign currencies.
     -    The revaluation of assets denominated in foreign currencies.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 27 *

We are able to hedge some of our foreign currency exchange risk, but some currency risks, such as the impact of the consolidation of subsidiaries reporting in U.S. dollars, cannot be hedged. Our hedging transactions typically involve purchasing currency options and foreign exchange contracts. We only hedge our revenues and expenses coming from usual and predictable activity arising in the normal course of operations. We do not hedge revenues in local currencies from our North American or Japanese subsidiaries. We use exclusively forward agreements or financial instruments with a maximum predictable loss. All hedging activities are carried out by the parent company and all hedging transactions and our resulting exposure are reported to the Chief Financial Officer on a monthly basis. The table below sets forth, for the year ended December 31, 2003, our revenue, operating expenses and net position before and after hedging denominated in U.S. dollars, Japanese yen and other currencies, principally the euro.

                                                        Year ended December 31, 2003
                                           ------------------------------------------------------------
                                           U.S. dollars         Japanese yen            euro and others
                                           ------------         ------------            ---------------
                                                          (in thousands of euro)
Revenue.............................        301,174               134,358                   319,290
Operating expenses..................       (198,518)              (41,515)                 (302,050)
Net position........................        102,656                92,843                    17,240
Hedge(1)............................         76,450                55,725                            -
Net position after hedge............         26,206                37,118                    17,240

----------------
(1) Includes operations considered as a cash flow or fair value hedge under FAS 133 only.

The following table presents the notional amount and market value of financial instruments at December 31, 2003 and 2002:

                                                                  Year ended December 31,
                                                   ---------------------------------------------------
                                                            2003                         2002
                                                   ----------------------         --------------------
                                                   Notional        Market         Notional      Market
                                                    amount          value          amount       value
                                                   --------        ------         --------      ------
                                                                   (in thousands of euro)
Call USD/euro.................................        1,979             -              -             -
Digital JPY/euro(1) ..........................            -             -            400           135
Collars USD/euro..............................       35,629         3,441         47,082         7,096
Collars JPY/euro(1) ..........................       41,468         7,893         86,017         7,073
Forward exchange contract USD/euro............       10,821         1,454         20,625         4,246
Forward exchange contract JPY/euro(1).........            -             -         15,274         2,395

----------------
(1) "JPY" means Japanese yen.

Revenue and expenses denominated in currencies other than the euro are translated into euro using rates determined by the applicable accounting regulation. For example, most non-euro transactions originating in France are translated using the average exchange rate of the month preceding the transaction. When consolidating subsidiaries reporting in currencies other than the euro, however, the average exchange rate of the quarter in which the consolidation takes place is used. In the context of business acquisitions, the currency exchange rate used is the rate on the date of the acquisition, or on the date the foreign currency used for the acquisition was purchased.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 28 *

HUMAN RESOURCES
---------------

At December 31, 2003, the Company had 4,088 employees, up 3% over 2002.

The following table shows employees of Dassault Systemes and of its subsidiaries:

 December 31,                    2003        2002        2001
---------------------------------------------------------------------
 Dassault Systemes               1,632       1,591       1,429
 Subsidiaries                    2,456       2,375       2,419
=====================================================================
 Total                           4,088       3,966       3,848


The following tables show our employees both by function and geographically for the past three years:

                                                                               December 31,
                                                                2003               2002              2001
Research and Development and Product Production........         2,025             1,907              1,796
Marketing, Sales and Services..........................         1,763             1,755              1,755
Administrative and Other Functions.....................           300               304                297
Total..................................................         4,088             3,966              3,848

                                                                               December 31,
                                                                2003               2002              2001
France.................................................         1,970             1,940              1,913
United States and other locations......................         2,118             2,026              1,935
Total..................................................         4,088             3,966              3,848


EXCEPTIONAL EVENTS AND LITIGATION
---------------------------------

There are no exceptional events or litigation which could have a material impact on the financial position or the earnings of the Company.


RECENT DEVELOPMENTS
-------------------

        V5R13 "PLM Workspace for Collective Innovation" was announced in March of 2004. CATIA, DELMIA, ENOVIA AND SMARTEAM V5R13 product portfolios bring business value to manufacturers in the following areas: (1) Powers Major Product
Programs: V5R13 powers major product programs by enabling manufacturers and their supply chain to deploy competitive new PLM Best Practices that reduce development cycles by at least 20%; (2) Design in Context, Decide in Context: a major innovation in the V5R13 release is the new ENOVIA VPM Navigator product that enables manufacturers to take advantage of relational design, integrating ENOVIA's virtual product definition into CATIA's easy-to-use design environment;
(3) Process Expertise Inside: Best Practices captured in new industry-specific applications and process templates enable manufacturers to deploy competitive methodologies to increase productivity through streamlined processes; (4) World Class PLM for Medium-sized Businesses: V5R13 makes PLM practices available to companies of all sizes through specialized right-sized PLM packages for industrial and consumer products, the electronics industry, and the automotive and aerospace supply chains, and (5) Proven

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 29 *

Openness and Standards Support: underscoring our commitment to openness and global IT standards, V5R13 includes enhancements to make it easier for companies to personalize their PLM platforms, share data with systems used by partners, and integrate PLM solutions with legacy systems.


OUTLOOK
-------

In 2004 we will look to continue developing our business around our two axes:
"PLM" and "3D for all" by emphasizing our key business strengths and pursuing our growth strategies. We will continue to focus on: (i) building and strengthening long-term, integrated relationships with our customers; (ii) maintaining a substantial commitment to technological innovation by a strong level of investment in research and development; (iii) working closely with our current partners in our extended enterprise as well as growing our existing relationships; (iv) continuing to base our financial model upon a high level of recurring software revenue; and (v) maintaining a strong level of profitability and cash flow from operations. Our growth strategies address opportunities to expand our business with our V5 PLM solutions and with our Design centric solutions.
During 2004 we plan to focus on developing growth opportunities by pursuing the following strategies: (i) win new strategic customers; (ii) extend our CAD penetration in our customer base; (iii) implement the complete PLM solution with product data management and digital manufacturing solutions; (iv) extend our penetration of the supply chain within key industries; (v) expand our presence in our target industries; and (vi) capitalize on the 2D to 3D migration opportunity.
Our CATIA, DELMIA, ENOVIA and SMARTEAM brands are our solutions for PLM. In this market, we have two releases planned for 2004 including Version 5 Release 13 (V5R13) and Version 5 Release 14 (V5R14). The release of V5R13 was announced in March of 2004 and V5R14 is planned for release in the second half of 2004.
More broadly, through the V5 platform and the resulting partnerships, we will continue to provide product and data management solutions for end-users to optimize the creation, manufacturing and maintenance processes for their industrial products, as well as a development environment and software components that meet the needs of our technology partners and many software providers. Industries willing to implement a PLM solution will then benefit from a broad and fully integrated software offer, as it is developed on the V5 platform.
In addition to the fact that 3D representation has become an important communication tool in the PLM market, we are also focused on addressing the Design centric market for customers who wish to also design their products in 3D. We address this market with our SolidWorks brand. In the Design-centric market, SolidWorks has one new release planned for 2004.
Our financial objectives for 2004 include moderate revenue growth on a constant currency basis, assuming that business conditions, particularly in Europe, remain similar to 2003. Based upon information currently available, our revenue growth objective for 2004 is about 8% in constant currencies. Assuming a U.S. dollar to euro exchange rate of $1.25 per (euro)1.00, our actual revenue would be expected to be about (euro)785 million for 2004 and our earnings per share objective for 2004 is approximately (euro)1.29 to (euro)1.31 per diluted share and approximately (euro)1.30 to (euro)1.32 per diluted share excluding acquisition costs. Our operating margin objective for 2004 is to maintain a stable to slightly increasing operating margin in comparison to 2003, where our operating margin was 29.0% before acquisition costs. All of our objectives discussed above are based upon the assumption of a U.S. dollar to euro exchange rate of $1.25 per (euro)1.00 for 2004.
Our financial results will remain subject to any further weakening of general economic conditions as well as currency fluctuations.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 30 *

Management's beliefs and expectations set forth in the preceding paragraphs constitute forward-looking statements subject to risks and uncertainties. These forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or expected. Factors which could cause actual results to differ include a continuing general economic decline and/or a further reduction in the level of corporate investment in information technology infrastructure; currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; unanticipated difficulties in our relationship with IBM as the principal distributor of our products; growth in market share by our competitors; and other factors.


RESULTS AND BUSINESS OF DASSAULT SYSTEMES, THE PARENT COMPANY
-------------------------------------------------------------


ACTIVITY
--------

The operational activity of the Dassault Systemes company is on the one hand the development of PLM software applications, which is the major part of the development of CATIA products and part of the development of ENOVIA products, and on the other hand the development of the Version 5 architecture which allows integration of the brands associated to the PLM market. Moreover, Dassault Systemes manages the whole Company and the global relationship with IBM.


PRESENTATION OF THE ANNUAL FINANCIAL STATEMENTS AND VALUATION METHODS USED
--------------------------------------------------------------------------

The annual financial statements for the year ended December 31, 2003 have been prepared and presented in compliance with the provisions of the accounting law of April 30, 1983 and its decree of application of November 29, 1983.

In accordance with the provisions of Article L.232-6 of the Commercial Code, the annual financial statements have been prepared in the same forms and according to the same valuation rules as for the previous period.


EARNINGS
--------

The key feature of 2003 was lower operating revenue that came in at 492 million euros, down 5.0% compared to 2002 (26 million euros). This reduction largely concerns CATIA software revenue generated by IBM's distribution channel, which amounted to 351 million euros, down from 388 million euros in 2002 (- 37 million euros). This was the result of a combination of a downturn in the European market and, to a lesser extent, the fall in the dollar and the yen in relation to the euro. Service revenue edged down 2% compared to 2002 principally due to market difficulties in France during 2003.

The portion of revenue for export was (euro) 447 million, which represented 90.8% of the total revenue.

CATIA royalties represented 76.2% of revenue.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 31 *

The sale of CATIA licenses decreased from 33,965 in 2002 to 31,484 in 2003, which represents an decrease of 7.3%. The sale of CATIA V5 licenses represented 73.7% of the total sale of licenses in 2003 with 23,189 CATIA V5 licenses sold in 2003 compared to 20,174 in 2002.

Operating income decreased 17.5 % to (euro) 184 million in 2003 and Dassault Systemes' net income decreased 19.8% to (euro) 105 million.

In addition, equity capital before distribution at December 31, 2003 totaled
(euro) 1,104 million.

Finally, the solidity of the balance sheet of Dassault Systemes demonstrates its financial health.


ASSIGNMENT OF EARNINGS
----------------------

The financial statements we have presented to you and the elements contained in this report show that the year ended December 31, 2003 showed a profit of (euro) 104,978,708.31, which are proposing to allocate as follows, being mentioned that the legal reserve has already been brought to its maximum:

        Earning.....................................................        (euro) 104,978,708.31

        which, increased by the retained earnings from
        prior fiscal years, which equals............................         (euro) 593,848,427.09

        equals a distributable sum of...............................         (euro) 698,827,135.40

        to be distributed as follows:

        o  for distribution to the 113,044,227(*) shares composing the capital stock and with the right to dividends,
           a dividend of............................................         (euro) 38,435,037.18
           ((euro)0.34 x 113,044,227 shares)

        o  to be retained...........................................         (euro) 660,392,098.22

(*) This number represents the number of shares with the right to dividends as of December 31, 2003. Pursuant to the provisions of Article L. 225-210 of the Commercial Code, the amount of the dividend for treasury shares held on the payment date shall be retained.

If you accept this proposal, total earnings per share will be:

o (euro) 0.51 for individual shareholders and for legal entity shareholders who are entitled to maintain the rate of the avoir fiscal (tax credit) at 50%, which is a dividend of (euro) 0.34 and an avoir fiscal of (euro) 0.17.

o (euro) 0.374 for legal entity shareholders benefiting from an avoir fiscal of 10%, which is a dividend of (euro) 0.34 and (euro) 0.034 in avoir fiscal.

By law, we remind you that the following amounts have been distributed per share for the last three financial years:

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 32 *

             (amounts in euro)            2000 (1)          2001 (2)           2002 (3)
             --------------------------------------------------------------------------------
                    Dividend                0.31              0.33               0.33
             --------------------------------------------------------------------------------
                Avoir Fiscal 50%           0.155              0.165             0.165
             --------------------------------------------------------------------------------
                Avoir Fiscal 25%            0.08                -                 -
                Avoir Fiscal 15%             -                0.05                -
                Avoir Fiscal 10%             -                  -               0.033
             --------------------------------------------------------------------------------
                  Total income             0.465              0.495             0.495
              (if avoir fiscal 50%)
             --------------------------------------------------------------------------------
                  Total income              0.39                                  -
              (if avoir fiscal 25%)
             --------------------------------------------------------------------------------
                  Total income               -                0.38                -
              (if avoir fiscal 15%)
             --------------------------------------------------------------------------------
                  Total income               -                  -               0.363
              (if avoir fiscal 10%)
             --------------------------------------------------------------------------------

(1) Capital of 113,926,963 divided into 113,926,963 shares with a(euro)1 nominal value
(2) Capital of 114,475,204 divided into 114,475,204 shares with a(euro)1 nominal value
(3) Capital of 114,570,841 divided into 114,570,841 shares with a(euro)1 nominal value


CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

In addition to the financial statements for the fiscal year ending 31 December 2003, we propose that you approve the consolidated financial statements of Dassault Systemes for the same period.


EMPLOYMENT DATA
---------------

--------------------------------------------------------------------------------
1. Workforce
--------------------------------------------------------------------------------
Total workforce in long and              As of December 31, 2003, Dassault
short-term contracts                     Systemes employed 1,491 staff--1,442 on
                                         long-term contracts (CDI), 27 on fixed
                                         term contracts (CDD), and 22 on
                                         internships.

Total recruitment for long term and      In 2003, Dassault Systems hired 131
short term contracts                     employees for all types contracts of
                                         contracts--66 on long-term contracts,
                                         47 on fixed term and 18 on internships.
                                         During 2003, 13 fixed term contracts
                                         were transformed to long-term
                                         contracts.

Recruitment challenges                   There were no particular recruitment
                                         difficulties for R&D positions given
                                         the profiles sought: young
                                         degree-bearing engineers. However,
                                         there was a shortage of candidates with
                                         sufficient English language skills in
                                         Finance, Accounting, and Human
                                         Resources (Bachelor of Science and
                                         Master of Science level).

Layoffs                                  In 2003, Dassault Systemes terminated
                                         eight
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 33 *

--------------------------------------------------------------------------------
                                         employment agreements for personal
                                         cause.

Outsourced labor                         The amount paid to external companies
                                         in 2003 was 161,473 euros.
--------------------------------------------------------------------------------
2- Headcount Reduction
--------------------------------------------------------------------------------
Redundancy plans, work safeguards,       This was non-applicable in 2003 at
re-distribution efforts, re-hires,       Dassault Systemes. In fact, the
support                                  employee population actually increased
                                         by 3.69% compared to 2002.
--------------------------------------------------------------------------------
3. Working Hours
--------------------------------------------------------------------------------
Organization and length of working       The length of work for full time
hours for full-time employees            managers on a daily rate is 216 days
                                         annually, and the average work length
                                         for full time employees on an hourly
                                         rate is 37.80 hours per week, taking
                                         into account work reduction (JRTT)
                                         days. For non managers, the average
                                         weekly time worked is 35 hours, taking
                                         into account JRTT.

Work length for part-time                The average work length for part-time
employees                                employees is 76.21%. Nearly 3.55% of
                                         total employees work part-time. 21
                                         employees work part-time on a daily
                                         rate, while 32 work part-time on an
                                         hourly rate.

Extra hours                              Employees working on an hourly rate,
                                         have a flexible work system that does
                                         not require the booking of extra hours.

Rate and reasons for staff               The overall absentee rate in 2003 not
absenteeism                              including paid holidays is 4.80%. The
                                         breakdown is as follows:
                                         ----------------------------------
                                         Illness              2,565 days
                                         ----------------------------------
                                         Maternity            2,501 days
                                         ----------------------------------
                                         Paternity Leave        248 days
                                         ----------------------------------
                                         Work-related
                                         accidents and
                                         travel                 157 days
                                         ----------------------------------
                                         Total                5,471 days
--------------------------------------------------------------------------------
4. Salary
--------------------------------------------------------------------------------
Staff salary evolutions                  The average gross monthly salary
                                         evolved 5.97% on December 31, 2003,
                                         compared to the same date in 2002.

Social fees                              The social fees for 2003 were
                                         36,549,733 euros.

The application of Title IV Book IV      The total sum of profit sharing
in the Labor Code (Profit Sharing        distributed in 2003 for 2002 was
& Participation)                         8,747,942 (euro).

                                         The total amount reserved for staff
                                         participation in 2002, and distributed
                                         in 2003 was 11,156,487 (euro).

                                         Annual results for the financial year
                                         ending on December 31 2003, to be
                                         approved by shareholders on June 2,
                                         2004, should provide profit sharing
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 34 *

--------------------------------------------------------------------------------
                                         amounting to 7,540,403 (euro), while
                                         "freeing up" a special participation
                                         reserve of 10,225,242 (euro).

                                         For the year 2003, profit sharing and
                                         special participation reserve should
                                         respectively represent the equivalent
                                         of 10.5% and 14.3% of the total gross
                                         employee salary mass in 2003. This
                                         amount represents a very high profit
                                         sharing level.

Employee Savings Plan                    As early as 1993, a company savings
                                         plan has been in place allowing
                                         personnel to invest in Mutual Funds.
                                         This plan, however, excludes staff
                                         investment in Dassault Systemes shares.

Male/Female Professional Equity          As of December 31, 2003, the breakdown
                                         between men and women at Dassault
                                         Systemes was 21.6% (322) women vs.
                                         78.4% men (1,169).
                                         Given the three categories below,
                                         average female salaries compared to
                                         their male counterparts varied from
                                         -3.6 % to +2.3% (based on annual
                                         salary).
                                         ---------------------------------------
                                                       Breakdown in %
                                                      ---------------
                                         Position       Women    Men   Ratio F/M
                                         ---------------------------------------
                                         Levels I to
                                         V: Index 140
                                         to 305          78 %     22 %   +2.20 %
                                         ---------------------------------------
                                         Related
                                         management
                                         PI and PII      20 %     80 %   -3.50 %
                                         ---------------------------------------
                                         Management
                                         P III A         14 %     86 %   +2.26 %
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 35 *

--------------------------------------------------------------------------------
5. Labor Relations
--------------------------------------------------------------------------------
Labor relations and collective           In 2003, Dassault Systemes signed, on
agreements                               April 9, two amendments to the
                                         collective agreements dated October 15,
                                         1999 and February 8, 2000 relating to
                                         the RTT of managers and non managers
                                         working on an hourly rate. Dassault
                                         Systemes also signed four collective
                                         agreements related to :

                                         -Anti-smoking and assistance in
                                         quitting- signed on June 16, 2003.
                                         -Implementation of a voluntary employee
                                         savings plan (PPESV), signed on
                                         September 18, 2003.
                                         - Pre-election agreement relating to
                                         the renewal of the works' council dated
                                         December 15, 2003.
                                         - Integration of physically challenged
                                         employees into the Company, signed on
                                         December 18, 2003. The latter obtained
                                         an approval from the Prefet des
                                         Hauts-de-Seine on March 12, 2004.

                                         Following the agreements signed in
                                         2002, in respect to staff Participation
                                         and to employee profit-sharing, the
                                         rules concerning the Company Sharing
                                         Plan (PEE) were changed on February 18,
                                         2003.
--------------------------------------------------------------------------------
6. Hygiene and Security
--------------------------------------------------------------------------------
Hygiene and security conditions          Dassault Systemes Hygiene, Security and
                                         Working Conditions Committee met 6
                                         times throughout 2003.
                                         In accordance with the decrees of
                                         November 5th and December 24, 2002,
                                         Dassault Systemes published the results
                                         of Hygiene and Security risks by
                                         business unit in a single document.

                                         Specific actions were implemented in
                                         2003:
                                         -In the framework of an agreement
                                         signed with the unions, an anti-smoking
                                         campaign & assistance to quit smoking
                                         was implemented with funding shared
                                         between individual employees and
                                         Dassault Systemes.
                                         -Renovation of 4,500 M2 of office
                                         space.
                                         -Specific communications for employees
                                         who travel abroad frequently (eg. for
                                         SRAS).
                                         -Training of 120 employees in emergency
                                         responsiveness.
                                         - Training of 40 employees in fire
                                         safety.
--------------------------------------------------------------------------------
7. Training
--------------------------------------------------------------------------------
Internal training                        Dassault Systemes has established a
                                         budget of 5.40% of the total gross
                                         employee salary base for professional
                                         training.
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 36 *

--------------------------------------------------------------------------------
                                         In 2003, 3,759 employees participated
                                         in training, representing a total of
                                         45,957 hours. 82% of the total
                                         employees in Suresnes were trained in
                                         2003. The training plan, that is part
                                         of the worldwide group training plan,
                                         is focused on 3 main areas:

                                         1.  Company's Solutions training (1,752
                                             employees*) representing 31% of
                                             total training.

                                         2.  R&D and computer technology
                                             training (651 employees)
                                             representing 27% of total training.

                                         3.  Management tools training (235
                                             managers) representing 15% of total
                                             training.

                                         *Number of trained staff knowing that
                                         the same individual could be counted
                                         several times if the person
                                         participated in several different
                                         professional development sessions.

                                         In 2003, Dassault Systemes also offered
                                         specific training events widely opened:

                                         -Launch of a summer << PLM University
                                         >> addressing, for the most part, staff
                                         in sales divisions.
                                         - Organization of presentation days for
                                         staff. These "Solutions Overiew" allow
                                         staff to improve their knowledge on
                                         Dassault Systemes solutions and their
                                         evolution.
                                         - Development of an in-house e-learning
                                         system, called Companion V5. This
                                         self-training tool, awarded in 2002 by
                                         l'ICERC (International Competition
                                         Educational Research Creation), is a
                                         generally available and offered to all
                                         employees of the Company who wish being
                                         trained to Dassault Systemes Solutions.
                                         New hires working in development
                                         positions are provided training on
                                         Companion V5 shortly after they join
                                         Dassault Systemes.
--------------------------------------------------------------------------------
Work and integration                     On December 18, 2003, Dassault Systemes
                                         signed an agreement in favor of
                                         integrating physically challenged
                                         employees in the workplace. This
                                         agreement aims to create favorable
                                         conditions for their integration. It
                                         obtained an approval from the Prefet
                                         des Hauts-de-Seine on March 12, 2004.

                                         Three main actions are envisaged :
                                         -Training for young physically
                                         challenged employees.
                                         -Initiatives to facilitate the
                                         recruitment of handicapped workers.
                                         -Enhanced internal communication on
                                         awareness and comprehension of
                                         physically handicapped people within
                                         the company.
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 37 *

--------------------------------------------------------------------------------
8. Social Benefits
--------------------------------------------------------------------------------
                                         Dassault Systemes' works council
                                         receives an annual subsidy devoted to
                                         social and cultural activities
                                         equivalent to 5% of the gross employee
                                         salary base during the year. This
                                         subsidy is considered a one of the
                                         highest in the market. In 2003, the
                                         works council received 3,543,367 (euro)
                                         for social and cultural activities.
--------------------------------------------------------------------------------
9. Outsourcing
--------------------------------------------------------------------------------
Importance of outsourcing and            In 2003, the Company spent 60 million
promotion of OIT amongst external        euros for outsourcing, including 53.5
staff at headquarters and in             million euros inside the Company.
subsidiaries

                                         Dassault Systemes favors contractual
                                         relations with subcontractors who
                                         respect the provisions of the
                                         fundamental conventions of the
                                         International Labor Organization, and
                                         in particular :
                                         -Trade union freedom and the protection
                                         of trade union rights;
                                         -The abolition of forced labor;
                                         -Equal treatment for women and men;
                                         -The absence of discrimination in
                                         respect of employment and occupation;
                                         -The elimination of child labor.
--------------------------------------------------------------------------------
10. Regional impact on business
--------------------------------------------------------------------------------
Economic impact on regional              The growth in the number of employees
development                              at Dassault Systemes is a benefit to
                                         local and regional development (Paris
                                         and regions: Lille, Lyon...).

                                         Also see section below, "Relationships
                                         with external associations-Educational
                                         institutions".
--------------------------------------------------------------------------------
11. Relationships with external
associations
--------------------------------------------------------------------------------
Integration services                     Within the framework of the agreement
                                         signed in 2003 by Dassault Systemes and
                                         approved on March 12, 2004, regarding
                                         the integration of physically
                                         challenged employees, Dassault Systemes
                                         will work with associations to
                                         facilitate the integration of
                                         individuals with the required profiles
                                         in designated locations.

Educational institutions                 Dassault Systemes is involved with
                                         educational institutions in a number of
                                         different areas: instruction,
                                         internships, and partnership in
                                         research projects.

                                         Its objective is to:
                                         -Share PLM skills and technology
                                         developed by Dassault Systemes with
                                         students
                                         -Create synergies between industry and
                                         fundamental research
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 38 *

--------------------------------------------------------------------------------
                                         -Facilitate the integration of students
                                         into the workplace.

                                         Dassault Systemes offered 140
                                         internships in 2003.

                                         In addition, each year, the Company
                                         participates in recruitment forums in
                                         engineering schools in France and
                                         abroad.

Environmental protection                 Non applicable given Dassault Systemes
associations                             activity.

Consumer associations                    Dassault Systemes organizes annual
                                         events with its customers in order to
                                         present new products, listen to their
                                         feedback on our products.

                                         These events took place on 3
                                         continents: The CATIA Operators
                                         Exchange in the US, the European CATIA
                                         Forum in Europe, the Japanese CATIA
                                         Forum in Asia, the SolidWorks World and
                                         the DELMIA Use Conference. In 2003,
                                         more than 5,500 of our customers and
                                         partners participated.

Neighborhood associations                Dassault Systemes is chairman of the
                                         Commercial Zone Association (ZAC) in
                                         Suresnes where its headquarters are
                                         located. In this respect, it takes care
                                         to its business impact on the life
                                         quality of the neighborhood and
                                         contributes to its enhancement.
--------------------------------------------------------------------------------
12. Subsidiaries
--------------------------------------------------------------------------------
How overseas subsidiaries deal with      The growth in employee numbers at the
the impact of their activities on        Company is a benefit to local
regional development and local           development in our overseas
population                               subsidiaries.

                                         In terms of contributing to community
                                         development, Dassault Systemes has
                                         donated 1 million USD over several
                                         years to form a partnership with the
                                         Detroit Planetarium ("New Detroit
                                         Sciences Center"). This partnership
                                         aims to encourage young people to
                                         discover science and new technology.
                                         The center has since been re-named the
                                         Dassault Systemes Planetarium.
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 39 *

ENVIRONMENTAL DATA
------------------

--------------------------------------------------------------------------------
1. Consumption :
--------------------------------------------------------------------------------
Resource consumption in terms of:
-Water A total of 16,781 m3 of water was consumed in 2003. This was in fact a reduction of 2,000 m3 compared to 2002, due to the enhancement of the quality of the equipment and to its maintenance.

-Natural/raw resources                   Since its creation, the Company did not
                                         stop introducing measures to reduce raw
                                         materials. For instance, some of our
                                         software applications are delivered via
                                         the web. That considerably reduces CD
                                         volumes. Thanks to the delivery of its
                                         solutions documentation in an
                                         electronic form, the use of paper
                                         products by Dassault significantly
                                         decreased within the last two years (-
                                         40%).

                                         In terms of paper consumption at
                                         Dassault Systemes' headquarters, a
                                         total of 9,800 boxes of paper
                                         (4,900,000 sheets) were used in 2003.

Energy and measures taken to             A total of 11,170,983 Kwh of
improve energy efficiency                electricity was consumed at the
                                         Dassault Systemes' headquarters in
                                         2003. In order to improve energy
                                         efficiency in 2003, economical lighting
                                         was installed throughout the site's
                                         buildings.

Use of renewable energy                  A recovery process of the heat released
                                         by computers was introduced in Dassault
                                         Systemes. This process that uses a
                                         "heat-pump" process, is the only one
                                         energy source for heating the premises.

Use of water, soil, noise                Non applicable given Dassault Systemes
pollution, air pollution, emission       activity.
of odor

Waste The very nature of Dassault Systemes solutions, along with virtual simulation technology, helps to reduce unnecessary waste. Virtual simulation for example, helps to reduce the need to physically create blueprints, models or crash tests, allowing for the reduction of significant waste.

                                         Dassault Systemes entrusts the
                                         recycling of printer and fax ink
                                         cartridges, neon lights magnetic strips
                                         and CD ROMs to specialist service
                                         providers.

                                         In addition, Dassault Systemes leases
                                         95% of its computer hardware
                                         (computers, PCs, major systems, screens
                                         etc.). Such leased equipments are
                                         returned to the manufacturer after use.
                                         The
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 40 *

--------------------------------------------------------------------------------
                                         remaining 5% are sold to computer
                                         distributors or disposed of to
                                         recycling companies which destroy them
                                         under environmental norms.
--------------------------------------------------------------------------------
2. Measures taken to limit harmful
effects
--------------------------------------------------------------------------------
Measures taken to ensure biological      Non significant given Dassault Systemes
balance, respect of natural              activity.
environment, protection of
animal and vegetable species

3. Environmental measures taken
-------------------------------
Evaluations, certifications

4.Regulations and laws applicable
---------------------------------
Status of all applicable measures

Status of measures taken to assure
laws and regulations are adhered to

5.Prevent harmful consequences of
---------------------------------
the activity on the environment.
--------------------------------
Funds spent on prevention measures

--------------------------------------------------------------------------------
6. Environmental management
--------------------------------------------------------------------------------
Internal environment management          Given Dassault Systemes activity, no
services                                 specific environment management service
                                         exists at Suresnes. Environment
                                         management is undertaken by various
                                         services, specially the General
                                         Services department.

Environmental training and               Given Dassault Systemes activity, no
information provided                     specific environmental management
to employees.                            training exists. This being said,
                                         fire-prevention training has been
                                         performed within the General Services
                                         department (40 trainees in 2003 upon
                                         150 trainees in total).

Mitigation plans in place to reduce      Non applicable given Dassault Systemes
risk and organization in place to        activity
deal with accident that could have
an external impact.
--------------------------------------------------------------------------------
7. Provisions and environmental
risk insurance
--------------------------------------------------------------------------------
Provisions and Insurance                 Non applicable given Dassault Systemes
                                         activity
--------------------------------------------------------------------------------
8. Legal decisions implemented
--------------------------------------------------------------------------------
Funds spent or actions taken             Non applicable
resulting from legal decisions
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 41 *

--------------------------------------------------------------------------------
9. Goals set for overseas
subsidiaries
--------------------------------------------------------------------------------
On information 1-6 above                 Overseas subsidiaries of Dassault
                                         Systemes ensure that measures are put
                                         in place in each of these domains.
--------------------------------------------------------------------------------

VIGEO's* rating of Dassault Systemes Corporate Social Responsibility in December 2003

                             Criteria                         Rating 2003/12
                      (min -- /max ++)
  Human Resources                                                    +
  Environment                                                       ++
  Customers & Suppliers                                              +
  Corporate Governance                                               +
  Community Involvement                                              +
  Human Rights                                                       +
Company: ++ Leader, + Advanced, = Average, - Below average, -- Unconcerned

*VIGEO, an independant corporate social responsibility rating agency, based in France.

EQUITY INTERESTS - SUBSIDIARIES
-------------------------------

In reporting to you on the activity of the group, we have described the activity of the subsidiaries of Dassault Systemes.

On May 27, 2003, Dassault Systemes purchased 80% of the share capital of the French company Athys at a price of 3,200,000 (euro). The remaining 20% will be purchased by Dassault Systemes in the second half of 2005 at a price included between 72,000 and 1,600,000 (euro) according to some conditions. This acquisition aims to enhance the functional coverage of the Company's products in the design and simulation of the manufacturing systems control.

The table of subsidiaries and holdings is attached to the balance sheet.


IMPORTANT EVENTS THAT HAVE OCCURRED BETWEEN THE CLOSE OF THE FISCAL YEAR AND THE
--------------------------------------------------------------------------------
DATE OF THIS REPORT
-------------------

We have related the important events that have occurred since December 31, 2003 in the summary of the Company's "Recent developments".


FORESEEABLE EVOLUTION AND FUTURE OUTLOOK
----------------------------------------

As a major portion of the business of the Company is performed by Dassault Systemes, the parent company, the outlook for this company corresponds to the outlook for the Company.

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 42 *

GOVERNED AGREEMENTS
-------------------

The following agreements, which were approved in accordance with Articles L.225-38 and following of the Commercial Code, were executed during the course of the financial period ending 31 December 2003:

- On 28 June 1996: A "Management Liability" insurance policy entered into with the insurance company AIG EUROPE;

- On 11 March 1998: A non-exclusive and free license for the brand ENOVIA granted to Enovia.

Additionally, on 28 May 2003, the Board of Directors resolved to grant each Audit Committee member special compensation for each Audit Committee meeting convened between 28 May and 31 December 2003. The amount of this compensation varied between 500 euros for a conference call to review announcements of the company's results and 1,000 euros for a formal Committee meeting.

Lastly, on 23 September 2003, the Board of Directors authorized the following agreements:
- A decision to pay Bernard Charles severance if the Board of Directors cancels his term as Chief Executive Officer of the Company other than for the cause of intentional misconduct harmful to the interests of Dassault Systemes. The amount of this payment shall be equivalent to 24 months of his most recent gross annual compensation as Chief Executive Officer.
- An amendment to the employment contract of Bernard Charles with the objective in particular of stipulating a lump-sum payment equivalent to 24 months of his most recent gross annual compensation under his employment contract if his employment is terminated for any cause other than serious misconduct or gross negligence.
- An undertaking to reimburse, under certain conditions, the legal defense costs of Directors if they are forced to prepare their personal defense before a civil, criminal, or administrative court in the United States in the context of an inquiry, trial, or investigation undertaken against Dassault Systemes.

The Statutory Auditors have prepared a special report pursuant to Article L.225-40 of the Commercial Code. We call upon you to review it at the same time you review the Statutory Auditors' general report and to approve the aforementioned agreements.


TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS
---------------------------------------------------

Attached to this report is the table of earnings for Dassault Systemes for each of the past five fiscal years.


CAPITAL STOCK
-------------

On December 31 2003, sixteen Dassault Systemes stock option plans are in effect:

        1. Plan of June 28, 1996

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 43 *

The Board of Directors, at its meeting of June 28, 1996, using the authorization given by the Extraordinary Meeting of Shareholders on April 15, 1996, granted to certain employees of Dassault Systemes and two of its subsidiaries - Dassault Systemes of America ("DSA") and Dassault Systemes K.K. ("DSKK") - stock options for Dassault Systemes shares which entitle them to the subscription of 513,890 Dassault Systemes shares with a 10 Francs nominal value per share, which, following the 1997 two-for-one stock split and the 1999 conversion in euro of the share's nominal value, represent 1,027,780 shares with a (euro)1 nominal value. Each stock option gives the right to the subscription of one share for a price of (euro) 9 (FRF 59.01) per share, or one share in the form of an American Depositary Share ("ADS") for a unit price of USD 11.50.

During the years 1996 to 2002, 732,766 shares and 73,300 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, 35,555 shares were subscribed under this same plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 35,555.

        2. Plan of December 15, 1997

On December 15, 1997, the Board of Directors, using the full authorization that had been given to it by the Joint Meeting of Shareholders on June 6, 1997, granted 1,031,840 stock options for Dassault Systemes shares to certain employees of Dassault Systemes; each option gives the right to the subscription of one share. The subscription price per share was set at (euro) 25.92 (FRF
170).

During fiscal years 1999 to 2002, 76,244 shares were subscribed under this option plan.

During fiscal year 2003, 66,660 shares, with a (euro) 1 nominal value, were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 66,660.

        3. Plan of January 28, 1998 (1998-1)

On January 28, 1998, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted 750,000 stock options for Dassault Systemes shares to certain employees of Delmia ; each option gives the right to the subscription of one share for a price of (euro) 26.37 (FRF 173), or one share in the form of ADS for a unit price of USD 28.59.

During fiscal years 1998 to 2002, 624,700 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, 85,000 shares in the form of ADS were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 85,000.

        4. Plans of November 9, 1998 (1998-2 and 1998-3)

On November 9, 1998, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted the following under the terms of two distinct option plans:

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 44 *

     o 2,468,730 stock options for Dassault Systemes shares to certain employees of Dassault Systemes; each option gives the right to the subscription of one share. The subscription price per share was set at
          (euro) 29.58 (FRF 194).
     o 354,750 stock options for Dassault Systemes shares to certain employees of its subsidiaries DSA, DSKK, Delmia and Enovia; each option gives the right to subscribe to one share or one share in the form of an ADS. The subscription price per share was set at (euro)
          29.58 or USD 34.48.

During fiscal years 1999 to 2002, 34,094 shares and 120,482 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, 10,040 shares and 1,575 shares in the form of ADS were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 11,615.

        5. Plans of September 15, 1999 (1998-4 et 1998-5)

On September 15, 1999, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted the following under the terms of two distinct option plans:

     o 3,297,000 stock options for Dassault Systemes shares to certain employees of Dassault Systemes and Dassault Systemes Provence ("DSP"); each option gives the right to the subscription of one share with a par value of (euro) 1. The subscription price per share was set at
          (euro) 37.

     o 320,000 stock options for Dassault Systemes shares to certain employees of its subsidiaries DSA, DSKK, Delmia and Enovia; each option gives the right to subscribe to one share with a par value of
          (euro) 1 or one share in the form of an ADS. The subscription price per share was set at (euro) 37 or USD 38.36.

During fiscal years 1999 to 2002, 13,500 shares and 66,127 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, 1,750 shares in the form of ADS were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 1,750.

        6. Plans of March 29, 2001 (1998-8 and 1998-9)

On March 29, 2001, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted the following under the terms of two distinct option plans:

     o 2,909,600 stock options for Dassault Systemes shares to certain employees of Dassault Systemes and DSP; each option gives the right to the subscription of one share with a par value of (euro) 1. The subscription price per share was set at (euro) 52. None of these options may be exercised before March 29, 2003.

     o 553,300 stock options for Dassault Systemes shares to certain employees or representatives of its subsidiaries DSA, DSKK, Delmia, Delmia GmbH, Enovia, Safework and Spatial, each option gives the right to subscribe to one share with a

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 45 *
          par value of (euro) 1 or one share in the form of an ADS. The subscription price per share was set at (euro) 52 or USD 46.55.

During fiscal year 2002, 650 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, no share or share in the form of ADS was subscribed under this option plan.

        7. Plan of June 29, 2001 (1998-10)

On June 29, 2001, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted 138,000 stock options for Dassault Systemes shares to certain employees or representatives of SRAC, each option gives the right to the subscription of one share with a par value of (euro) 49, or of one share in the form of an ADS with a par value of USD 41.55.

During fiscal year 2002, 101 shares in the form of ADS were subscribed under this option plan.

During fiscal year 2003, no share or share in the form of ADS was subscribed under this option plan.

        8. Plans of October 5, 2001 (1998-11 and 1998-12)

On October 5, 2001, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on January 26, 1998, granted the following under the terms of two distinct option plans:

     o 1,387,400 stock options for Dassault Systemes shares to certain employees of Dassault Systemes, DSP and Dassault Data Services ("DDS"); each option gives the right to the subscription of one share with a par value of (euro) 1. The subscription price per share was set at (euro) 35.

     o 328,650 stock options for Dassault Systemes shares to certain employees or representatives of its subsidiaries DSKK, DSAG, Dassault Systemes Inc., Delmia GmbH, Enovia, Safework, DSA, Delmia and Spatial and the subsidiaries of the three latters, each option gives the right to subscribe to one share with a par value of (euro) 1 or one share in the form of an ADS. The subscription price per share was set at (euro) 35 or USD 32.11.

During fiscal year 2002, no share or share in the form of ADS was subscribed under this option plan.

During fiscal year 2003, 7,295 shares in the form of ADS were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 7,295.

        9. Plans of May 28, 2002 (2002-01 and 2002-02)

On May 28, 2002, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on the same date, granted the following under the terms of two distinct option plans:

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 46 *

     o 1,363,563 stock options for Dassault Systemes shares to certain employees of Dassault Systemes, DSP and Dassault Data Services ("DDS"); each option gives the right to the subscription of one share with a par value of (euro) 1. The subscription price per share was set at (euro) 45.50. None of these options may be exercised before May 28, 2003.

     o 355,300 stock options for Dassault Systemes shares to certain employees or representatives of its subsidiaries DSKK, Dassault Systemes Inc., Delmia GmbH, Enovia, Safework, DSA, Delmia, Spatial et SolidWorks and subsidiaries of the four latters, each option gives the right to subscribe to one share with a par value of (euro) 1 or one share in the form of an ADS. The subscription price per share was set at (euro) 45.50 or USD 41.92. None of these options may be exercised before May 28, 2003.

During fiscal year 2003, 150 shares in the form of ADS were subscribed under this option plan, which resulted in a 2003 capital increase for Dassault Systemes of (euro) 150.

        10. Plans of January 20, 2003 (2002-03 and 2002-04)

On January 20, 2003, the Board of Directors, using the authorization it received from the Extraordinary Meeting of Shareholders on May 28, 2002, granted the following under the terms of two distinct option plans:

     o 3,325,000 stock options for Dassault Systemes shares to certain employees of Dassault Systemes, DSP, DDS and the subsidiary of the latter; each option gives the right to the subscription of one share with a par value of (euro) 1. The subscription price per share was set at (euro) 23. None of these options may be exercised before January 20, 2004.

     o 675,000 stock options for Dassault Systemes shares to certain employees or representatives of its subsidiaries DSKK, Delmia GmbH, KTI Inc., KTI Ltd., SolidWorks, DSA, Dassault Systemes Canada Inc., Delmia, Enovia, SmarTeam and Spatial and subsidiaries of the six latters, each option gives the right to subscribe to one share with a par value of (euro) 1 or one share in the form of an ADS. The subscription price per share was set at (euro) 23 or USD 24.50. None of these options may be exercised before December 31, 2004.


The table below summarizes the exercised options since the implementation of the first plan (the data includes retroactively the two-for-one stock split of the nominal value which occurred on October 14, 1997); it is established on 31 December 2003:

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 47 *


 Stock option
     plan                1996        1997      1998-1      1998-2       1998-3      1998-4      1998-5      1998-8
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Meeting date            28/06/96   15/12/97    28/01/98    09/11/98    09/11/98    15/09/99    15/09/99    29/03/01
of Board
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Shareholders'           15/04/96   06/06/97    26/01/98    26/01/98    26/01/98    26/01/98    26/01/98    26/01/98
Meeting Dates
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of             1,027,780(1) 1,031,840    750,000   2,468,730     354,750   3,297,000     320,000   2,909,600
options
granted
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
--to directors           167,000    175,400           0   1,042,850           0   1,845,750           0   1,676,150
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
--to the                 230,000    411,600     706,000     838,000     126,000     844,000     103,500     736,000
top 10
beneficiary
employees
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Maximum                1,027,780   1,031,840    750,000   2,468,730     354,750   3,297,000     320,000   2,909,600
number of
shares
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of                    916        362          26       1,018         296         556         290         531
beneficiaries
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Exercise                    9.00      25.92       26.37       29.58       29.58       37.00       37.00       52.00
price per
option in(euro)
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Exercise                28/06/96   15/12/99    28/01/98    09/11/00    09/11/98    15/09/01    15/09/99    29/03/03
first date
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Exercise last           27/06/06   14/12/07    27/01/08(a) 08/11/08    08/11/08(b) 14/09/09    14/09/09(c) 28/03/11
date
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of              806,066(2)    76,244     624,700      34,094     120,482      13,500      66,127           0
options
exercised
1996-2002
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of               35,555(3)    66,660      85,000      10,040       1,575           0       1,750           0
options
exercised in
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of               29,960       24,946           0      52,790           0      44,640           0      18,360
options
cancelled
1996-2002
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of                    0        4,900      27,800       2,620      39,888       9,340      42,688       8,220
options
cancelled in
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Number of              156,199      859,090      12,500   2,369,186     192,805   3,229,520     209,435   2,883,020
options
outstanding
as
of December 31,
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------



 Stock option
       plan            1998-9      1998-10     1998-11     1998-12     2002-01     2002-02     2002-03     2002-04         Total
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Meeting date           29/03/01    29/06/01    05/10/01    05/10/01    28/05/02    28/05/02    20/01/03    20/01/03
of Board
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Shareholders'          26/01/98    26/01/98    26/01/98    26/01/98    28/05/02    28/05/02    28/05/02    28/05/02
Meeting Dates
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of               553,300     138,000   1,387,400     328,650   1,363,563     355,300   3,325,000     675,000      20,285,913
options
granted
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
--to directors                0           0     655,000           0     651,403           0   1,500,000           0       7,713,553
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
--to the                176,600     116,403     424,100     101,000     454,000     139,000   1,060,000     219,000       6,685,203
top 10
beneficiary
employees
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Maximum                 553,300     138,000   1,387,400     328,650   1,363,563     355,300   3,325,000     675,000      20,285,913
number of
shares
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of                   513          44         400         434         378         401         803         533           7,501
beneficiaries
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Exercise                  52.00       49.00       35.00       35.00       45.50       45.50       23.00       23.00
price per
option in(euro)
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Exercise              29/03/01     29/06/01    05/10/02    05/10/02    28/05/03    28/05/03    20/01/04    31/12/04
first date
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Exercise last         28/03/11(d)  28/06/11(e) 04/10/11(f) 04/10/11(g) 27/05/12(h) 27/05/12(i) 19/01/13    19/01/13
date
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of                  650          101           0           0           0           0           -           -       1,741,964
options
exercised
1996-2002
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of                    0            0           0       7,295           0         150           -           -         208,025
options
exercised in
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of                     0           0       4,800           0       3,569           0           0           0         179,065
options
cancelled
1996-2002
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------      ---------
Number of               32,890            0       3,600       8,500       3,009           0       3,200           0         186,655
options
cancelled in
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------
Number of               519,760     137,899   1,379,000     312,855   1,356,985     355,150   3,321,800     675,000      17,970,204
options
outstanding
as
of December 31,
2003
--------------------  -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------     ----------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 48 *

[DASSULT SYSTEMES LOGO] [GRAPHIC OMITTED]



(1) including 946,680 to employees of Dassault Systemes and DSKK and 81,100 to employees of DSA
(2) including 732,766 by employees of Dassault Systemes and DSKK and 73,300 by employees of DSA.
(3) by employees of Dassault Systemes and DSKK only.
(a) of which 475,002 have been exercisable since January 28, 1998, an additional 100,000 exercisable since January 28, 1999, an additional 99,998 exercisable since January 28, 2000, an additional 50,000 exercisable since January 28, 2001 and the balance since January 28, 2002.
(b) of which 88,687 have been exercisable since November 9, 1998, an additional 88,688 exercisable since November 9, 1999, an additional 88,687 exercisable since November 9, 2000 and the balance since November 9, 2001.
(c) of which 80,000 have been exercisable since September 15, 1999, an additional 80,000 exercisable since September 15, 2000, an additional 80,000 since September 15, 2001 and the balance since September 15, 2002.
(d) of which 138,325 have been exercisable since March 29, 2001, an additional 138,325 exercisable since March 29, 2002, an additional 138,325 exercisable since March 29, 2003 and the balance since March 29, 2004.
(e) of which 34,500 have been exercisable since June 29, 2001 and an additional 34,500 exercisable since June 29, 2002, and an additional 34,500 exercisable since June 29, 2003.
(f) of which 346,850 have been exercisable since October 5, 2002 and an additional 346,850 exercisable since October 5, 2003.
(g) of which 82,162 have been exercisable since October 5, 2002 and an additional 82,163 exercisable since October 5, 2003.
(h) of which 340,891 have been exercisable since May 28, 2003.
(i) of which 88,825 have been exercisable since May 28, 2003.

As a result, following the exercise of 208,025 stock options during the past fiscal year, and the cancellation of 1,375,201 shares directly held by Dassault Systemes on May 31, 2003, the capital stock of Dassault Systemes was (euro) 113,403,665 as of December 31, 2003.

On this date, the share capital was therefore divided into 113,403,665 shares with a (euro) 1 nominal value, which the Board of Directors duly noted in its meeting of March 26, 2004.

The exercise of the balance of the options allotted since 1996, which have not yet been exercised and may be exercised as of December 31, 2003, would result in a capital increase of (euro) 11,675,012 through the issue of 11,675,012 shares with a (euro) 1 nominal value. The exercise of the balance of the options allotted since 1996 and not yet exercised, whether or not they may already be exercised, would result in a capital increase of (euro) 17,970,204 through the issue of 17,970,204 shares with a (euro) 1 nominal value.

Moreover, the Joint General Meeting on June 13, 2000 authorized the Board of Directors to grant, until June 12, 2005 included, stock purchase options for Dassault Systemes shares to certain employees or representatives exercising their duties in the Company.


SHAREHOLDERS
------------

In accordance with the provisions of Article L.233-13 of the Commercial Code and taking into account the information received pursuant to Articles L.233-7 et L.233-12 of the said Code, we are notifying you that the main shareholders of Dassault Systemes, as of December 31, 2003, were the following:


   Name of the shareholder      Number of shares   Percentage of   Percentage of
                                      held            capital      voting rights
--------------------------------------------------------------------------------

Groupe Industriel Marcel Dassault   51,184,857          45.1 %            42.4 %
--------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 49 *

--------------------------------------------------------------------------------
      Mr. Charles Edelstenne        7,658,007            6.8 %            12.7 %



On December 31, 2002, The French State owned 15.6% of the share capital and 14.6% of the voting rights of Dassault Systemes. It sold exclusively to international qualified investors all shares it owned on September 8, 2003 under an accelerated bookbuilding process.

To the knowledge of Dassault Systemes, no other shareholder owns more than 5% of the capital.

In addition to these shareholders, institutional shareholders or small investors whose shares are freely negotiable on the Stock Exchange hold 47.8% of the Dassault Systemes share capital and 44.9% of voting rights.

Moreover, at December 31, 2003, SW Securities L.L.C., a wholly owned American subsidiary of SolidWorks, held 359,438 shares of Dassault Systemes, which is 0.3% of the capital. These shares, which do not carry a voting right and are not intended to collect dividends, were issued as part of the take-over of SolidWorks in order to remunerate the exercise of the stock subscription options issued by SolidWorks prior to the acquisition of this company by Dassault Systemes. During fiscal year ended December 31, 2003, 31,972 shares were allotted to the holders of stock options and 743 options were canceled.


MANDATES AND DUTIES OF REPRESENTATIVES
--------------------------------------

The mandates and duties exercised by the representatives of Dassault Systemes are the following:

       Names                           Mandates and duties
-------------------  -----------------------------------------------------------------------------------
Charles Edelstenne   o   Chairman of the Board of directors of Dassault Systemes.
                     o   Chairman and Chief Executive Officer of Dassault Aviation.
                     o   Director of Groupe Industriel Marcel Dassault, of Thales Systemes
                         Aeroportes, of Sogitec Industries, of Societe Anonyme Belge de
                         Constructions Aeronautiques, and of Dassault Reassurance.
                     o   Chairman of Dassault Falcon Jet Corporation.
                     o   President of Dassault International Inc.
-------------------  -----------------------------------------------------------------------------------
    Paul Brown           Professor in the Accounting, Taxation and Business Law Department of
                         the Leonard N. Stern Business School at the New York University.
                         Academic Director, TRIUM Executive MBA Program.
                         Director and member of the audit committee of Dictaphone, Inc.
-------------------  -----------------------------------------------------------------------------------
  Bernard Charles    o   President and Chief Executive Officer of Dassault Systemes.
                     o   President of Dassault Systemes Canada Inc.
                     o   Chairman of Dassault Data Services, Delmia Corp., Enovia Corp., and
                         SolidWorks Corporation.
                     o   Chairman, President and Chief Executive Officer of Dassault Systemes Corp.,
                     o   Chairman, President and representative director of Dassault Systemes
-------------------  -----------------------------------------------------------------------------------

        DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 50 *

                         K.K.,
                     o   Director of SmarTeam Corporation Ltd and of Business Objects.

-------------------  -----------------------------------------------------------------------------------
 Laurent Dassault    o   Chairman and Chief Executive Officer of Dassault Belgique Aviation.
                     o   Director of Groupe Industriel Marcel Dassault, of Sogitec Industries, of
                         Power Corporation du Canada, of Pechel Industries, of Generali France, of
                         Kudelski SA, of Banque Privee Edmond de Rothschild Luxembourg, of
                         Terramaris, of BSS Investment SA, of Industrial Procurement Services, of
                         NAFCO - National Aerospace Stener Co., of Chenfeng Machinery and of
                         Aero Precision Repair and Overhaul Company .  [[ A-pro]]
                     o   President of Immobiliere Dassault.
                     o   General manager of Dassault Investissements and of Chateau Dassault.
                     o   Member of the Supervisory Board of Eurazeo.
                     o   Member of the Advisory Board of Syntek Capital SA, 21 Central Partners,
                         and Member of the Advisory Committee of Power Private Equity Fund.
                     o   Chairman of Midway Aircraft Corporation and of Dassault Falcon Jet do
                         Brazil.
                     o   President of Dassault Investment Fund Inc., of Societe des voitues
                         Electriques, and of Vina Totihue S.A.
 Christian Decaix    o   Executive Vice President Social and Industrial Operations of Dassault
                         Aviation.
                     o   Director of Sogitec Industries, of Dassault Falcon Jet Corporation, of
                         Dassault Reassurance and of European Aerosystems Ltd.
-------------------  -----------------------------------------------------------------------------------
   Bernard Dufau     o   Strategic Counsel and General manager of B. Dufau Conseil.
                     o   Director and chairman of the Audit Committee of France Telecom.
                     o   Director and member of the Audit Committee of Kesa Electricals.
                     o   Director of Mood Media.
-------------------  -----------------------------------------------------------------------------------
  Andre Kudelski     o   President and Chief Executive Officer of the Kudelski group.
                     o   Chairman and Chief executive Officer of Nagra +.
                     o   Director of Nestle, of Edipresse and of Swiss International Air Lines Ltd.
                     o   Member of the of [[Swiss Advisory Board]] Credit Suisse and of the
                         Swiss American Chamber of Commerce.
-------------------  -----------------------------------------------------------------------------------
   Loik Segalen      o   Vice President Economic and Financial Affairs of Dassault Aviation.
                     o   Chairman and Chief Executive Officer of Dassault Assurances Courtage.
                     o   Chairman of Dassault Reassurance.
                     o   Director of Dassault Belgique Aviation, of Midway Aircraft Instrument
                         Corporation, Dassault Falcon Jet, and of Paris Le Bourget Parc des
                         Expositions.
                     o   General manager of Dassault Aero Service.
                     o   Permanent representative of Dassault Aviation to the Board of directors of
                         Corse Composites Aeronautiques.
-------------------  -----------------------------------------------------------------------------------

       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 51 *

-------------------  -----------------------------------------------------------------------------------
Thibault de Tersant  o   Executive Vice-President and Chief Financial Officer of Dassault
                         Systemes.
                     o   Director of SolidWorks, of Delmia, of Dassault Systemes Corp., of Enovia
                         and of SmarTeam.



REMUNERATION OF MEMBERS OF THE BOARD
------------------------------------

The global remuneration before taxation in euro granted by the Company to each member of the board during the fiscal year 2002 is the following:

-------------------------- ----------------------------------- -------------- ----------------- ------------ -----------
        Directors                   Salary and fees                Other      Directors' fees    Total for   Total for
                                                                 benefits                          2003         2002
-------------------------- ----------------------------------- -------------- ----------------- ------------ -----------

                             Fixed        Bonus       Total
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
 Charles Edelstenne (1)     542,800         -        542,800         -             20,000         562,800     552,325
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
     Bernard Charles        541,304    360,870 (3)   902,174       4,666           10,000         916,840     825,983
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
   Thibault de Tersant      199,536     85,515 (4)   285,051       2,761           10,000         297,812     260,760
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
       Paul Brown              -            -           -            -             13,000         13,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
  Laurent Dassault (2)         -            -           -            -             10,000         10,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
    Christian Decaix           -            -           -            -             10,000         10,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
      Bernard Dufau            -            -           -            -             13,000         13,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
     Andre Kudelski            -            -           -            -             13,000         13,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------
      Loik Segalen             -            -           -            -             10,000         10,000       8,000
-------------------------- ----------- ------------- --------- -------------- ----------------- ------------ -----------



(1) In 2003, Groupe Industriel Marcel Dassault paid (euro)16,000 to Charles Edelstenne in director's fees.
(2) In 2003, Groupe Industriel Marcel Dassault paid (euro)304,898 to Laurent Dassault as gross annual salary and (euro)15,000 in director's fees.
(3) Bernard Charles also received (euro)33,667 in profit-sharing.
(4) Thibault de Tersant also received (euro)33,667 in profit-sharing.

The subsidiaries of Dassault Systemes have not granted any salary or benefit in kind to any of the above-mentioned representatives.


STATUTORY AUDITORS' FEES PAID BY DASSAULT SYSTEMES
--------------------------------------------------

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu and Ernst & Young Audit to the Company in 2003 and 2002.


       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 52 *


                                    ------------------------------------------ ------------------------------------------
                                            Deloitte Touche Tohmatsu                      Ernst & Young Audit
                                    ------------------------------------------ ------------------------------------------
                                                                               -------------------- ---------------------
                                    Fee amount in euros            %               Fee amount                %
                                    --------------------- -------------------- -------------------- ---------------------
                                       2003       2002      2003       2002      2003       2002      2003       2002
                                    ----------- --------- ---------- --------- ---------- --------- ---------- ----------
-----------------------------------
Audit
- Audit fees (1)                       507,766   523,519      54.8%     65.6%    290,321   292,396      94.5%      87.7%
- Audit-related fees                   217,000    35,982      23.4%      4.5%     17,000    22,820       5.5%       6.9%
----------------------------------- ----------- --------- ---------- --------- ---------- --------- ---------- ----------
                        Sub-total      724,766   559,501      78.2%     70.1%    307,321   315,216     100.0%      94.6%
----------------------------------- ----------- --------- ---------- --------- ---------- --------- ---------- ----------
All other fees
- Legal, tax, labor                    201,852   238,687      21.8%     29.9%      -        17,904      -           5.4%
----------------------------------- ----------- --------- ---------- --------- ---------- --------- ---------- ----------
                        Sub-total      201,852   238,687      21.8%     29.9%      -        17,904       0.0%       5.4%
----------------------------------- ----------- --------- ---------- --------- ---------- --------- ---------- ----------
Total                                  926,618   798,188     100.0%    100.0%    307,321   333,120     100.0%     100.0%
----------------------------------- ----------- --------- ---------- --------- ---------- --------- ---------- ----------

---------------

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Group audit; statutory audits; consents; attest services; and services provided in connection with documents filed with the SEC and the French market authorities (AMF).
(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and the application of new accounting pronouncements.
(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals.



EXPENDITURE ON LUXURIES AND OVERHEAD AS PROVIDED FOR IN ARTICLE 223 OF THE
--------------------------------------------------------------------------
GENERAL TAX CODE
----------------

In accordance with the provisions of Article 223 quater and quinquies of the General Tax Code, we are informing you of the total amount of non-deductible tax charges, which totaled (euro) 295,533 for the past fiscal year; the resulting corporate tax was (euro) 104,707.


DIRECTORS' FEES
---------------

We propose that you set the amount of the directors' fees to (euro) 140,000 for the current and following fiscal years until a new decision will amend this point.


EXPIRATION OF THE TERMS OF A STATUTORY AUDITOR AND AN ALTERNATE AUDITOR
-----------------------------------------------------------------------

We remind you that the term of Statutory Auditor Ernst & Young Audit and that of Alternate Auditor Mr. Francois Carrega will expire at the end of this General Shareholders' Meeting.

We propose that you renew both the term of the company Ernst & Young Audit and that of Mr. Francois Carrega for a period of six fiscal years. Please note that Mr. Jean-Marc Montserrat will henceforth represent the company Ernst & Young Audit in his duties.


       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 53 *

In compliance with the law, we are notifying you that Ernst & Young Audit is affiliated with the Ernst & Young network. For the period 1 January to 31 December 2003, this network received no fees for services not directly related to the role of Statutory Auditor and provided to entities controlled by Dassault Systemes or which Dassault Systemes controls in the sense of Article L.233-3 (items I and II) of the Commercial Code. The company Ernst & Young Audit has not provided and shall not provide any services to the Company in 2004 and during the entire period of its mission as Statutory Auditor other than those services directly related to its role as auditor. The same is true and will remain true for the member entities of its network.

It is further specified that Dassault Systemes and the companies it controls were not subject to capital contribution or merger transactions during the last two fiscal years. Consequently, Article L.225-228 paragraph 2 of the Commercial Code does not apply.


AUTHORIZATION OF COMPANY TRANSACTIONS ON THE MARKET
---------------------------------------------------

Pursuant to the provision stipulated by Article L.225-209 of the Commercial Code, the Joint General Shareholders' Meeting on 28 May 2003 authorized the Board of Directors to implement a share redemption plan up to a limit of 10% of the share capital and for a period to expire at the end of the Annual General Shareholders' Meeting called to approve the financial statements for the financial year ending 31 December 2003, in particular to enable cancellation of the shares and thereby to optimize profitability and earnings per share. The maximum purchase price may not exceed 60 euros per share (excluding acquisition costs) and the minimum sale price may not be under 15 euros per share (excluding sales costs). Cumulative acquisitions may not exceed 400 million euros. This authorization replaced a similar authorization granted by the General Shareholders' Meeting of 28 May 2002 that stipulated a maximum purchase price of 80 euros and a minimum sales price of 20 euros. It was the subject of an information memorandum referenced by the Commission des Operations de Bourse under number 03-398 dated 9 May 2003.

Pursuant to the authorization of 28 May 2002, Dassault Systemes acquired in early February 2003, 1,375,201 of its shares on the market for the sole purpose of canceling them and for a total value of 29,450,250 euros and a weighted average unit price of 21.42 euros, excluding acquisition costs. No liquidity agreement or derivatives were implemented under this buyback program.

Pursuant to the authorization of 28 May 2003, Dassault Systemes cancelled on 31 May 2003, its 1,375,201 treasury shares. Dassault Systemes has not executed any transactions to purchase shares since this date and consequently holds none of its own shares.

Pursuant to the same provision stipulated by Article L.225-209 of the Commercial Code, we recommend that you authorize the Board of Directors to implement a share redemption program up to a limit 10% of the share capital and for a period to expire at the end of the aforementioned General Shareholders' Meeting, which, as long as no stock options are executed between 1 April 2004 and this date, represents a maximum of 11,347,674 shares. If you adopt this proposal, the authorization shall be valid until the Annual General Shareholders' Meeting called to approve the financial statements for the financial year ending 31 December 2004, and for a purchase price up to a limit of 60 euros per share. The maximum amount of funds for the redemption of shares of Dassault Systemes may not exceed 400 million euros.


       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 54 *

This transaction would be executed to intervene in the securities market, in descending priority, and without prejudice to the effective order of use of the buyback authorization, which shall be based on needs and opportunities, to:

o optimize earnings per share by means of canceling the Company's own shares, leading to a reduction in share capital;
o    promote to the Company's financial affairs or growth;
o    adjust stock prices;
o grant shares to Company employees and executives pursuant to the implementation of a stock option purchase plan;
o give shares thus purchased to the beneficiaries of rights attached to securities granting subscription rights to shares of the Company when their rights are exercised;
o retain the securities acquired and, as applicable, assign them by any means allowed by law.

The information memorandum issued by the Autorite des marches financiers is available to you free of charge upon request during the two weeks before the Meeting. It contains all the additional information you need on the subject of the share redemption plan.

In anticipation of a cancellation of the purchased shares, we recommend that you also authorize the Board of Directors to cancel, as needed, on one or more occasions, and for the same time period, all or part of the shares that it will have purchased in this manner, making a corresponding share capital reduction of up to 10% of its total. Any and all powers would be delegated to the Board of Directors to carry out this share capital reduction.


AUTHORIZATION TO ISSUE DEBT SECURITIES
--------------------------------------

We recommend that you give any and all powers to the Board of Directors for a five-year period to proceed on one or more occasions, at its sole discretion, in France or abroad, with the issue of debt securities or similar securities, in particular, subordinated securities, with or without a fixed term, granting, in the same issue, a same right to receive payments from the Company, with or without warrants giving right to the allotment, purchase or subscription of other debt securities or similar securities.

The maximum nominal amount of all the securities to be issued shall not exceed 1 billion euros or the equivalent of this amount in foreign currency or in any monetary units established by reference to several currencies.


AUTHORIZATION TO ISSUE SECURITIES GIVING RIGHTS TO THE COMPANY'S CAPITAL
------------------------------------------------------------------------

The Joint General Meeting of Shareholders on 28 May 2002 delegated to the Board of Directors, for a period of 26 months, the necessary powers to enable it to issue securities giving immediate or future rights to the capital of Dassault Systemes, with a maximum nominal amount limited to 10 million euros. The nominal amount of the debt securities likely to be issued was set at 600 million euros or the equivalent value of this amount in foreign currency or in account units set in reference to several currencies. This delegation also enabled the Board of Directors to carry out capital increases by capitalizing reserves, profits, premiums, or any other sums that could be capitalized. It therefore enabled the Board of Directors to carry out capital increases reserved for Dassault Systemes employees and/or



       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 55 *
companies in which it holds directly or indirectly more than 50% of the capital or voting rights, and participants in the company savings plans or in a voluntary employee partnership savings plan.

We are notifying you that the Board of Directors made no use of this comprehensive delegation.

We recommend that you renew the aforementioned delegation and thereby grant any and all powers to the Board of Directors, for a new 26-month period, for the purpose of proceeding, in one or more transactions, at the time and in the proportions it deems appropriate, both in France and abroad, with the issue of shares and/or any other securities, including warrants for new shares (and/or, if applicable, the allotment of existing shares) issued separately, which give rights, immediately or in the future, at any time or on a fixed date, by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner, to a portion of the capital of Dassault Systemes. The maximum nominal amount of increases in the share capital to be made either now or in the future pursuant to this delegation may not exceed 25 million euros; it being specified that, within the limit of this cap, issues of non-voting preferred shares or investment certificates may not have the effect of increasing the capital of each of these types of issues by a total nominal amount of more than 10 million euros. The nominal amount of debt securities giving rights to the capital of the Company to be issued pursuant to such delegation, shall not exceed a maximum of 1 billion euros or the equivalent value of such amount in foreign currency or in account units set in reference to several currencies.

Pursuant to this delegation, the Board of Directors may proceed with the issue of securities, either by permitting shareholders to retain their preemptive subscription right, or by resolving to eliminate their preemptive subscription right.

With a resolution to eliminate the preemptive subscription right, the Board of Directors may also proceed with the issue of shares or securities representing of a portion of the share capital of Dassault Systemes following an issue by its subsidiaries of bonds accompanied by warrants to subscribe for shares of Dassault Systemes or any other securities giving the right through conversion, exchange, redemption, presentation of a warrant, or any other way, to the allotment of securities which for this purpose shall be issued to represent a portion of the capital of Dassault Systemes.

   a) The issue of securities with preemptive subscription rights

The shareholders shall have a preemptive subscription right to a fixed number of shares and, if applicable, additional shares, the Board of Directors having the option to grant shareholders the right to subscribe to a fixed number of additional securities which exceeds the fixed number to which they are entitled, in proportion to the subscription rights they hold and, in any event, up to the maximum of their request. In the event subscriptions to the fixed number of shares and, if applicable, to additional shares, have not exhausted the securities issue, the Board of Directors may use, in the order it determines, any of the following options:

o Limit the issue to the amount of the subscriptions collected, provided that this amount is at least three-quarters of the relevant issue; and/or
o Distribute at its discretion all or part of the fixed number of securities not subscribed and, if applicable, the additional securities not subscribed; and/or
o    Offer all or part of the securities not subscribed to the public.




       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 56 *

The issue of warrants for new shares (and/or, as applicable, the allotment of existing shares) may be granted either by a subscription offer pursuant to the aforementioned terms and conditions, or by bonus allotment to owners of existing shares. In the case of bonus allotments of warrants for new shares, the Board of Directors may decide that allotment rights resulting in split shares shall not be negotiable and that the corresponding warrants shall be sold, the proceeds from such sale to be allocated to the holders of rights no later than 30 days after the date on which the whole number of warrants allotted is recorded in their account.

The delegation shall automatically imply, in favor of the holders of securities giving future rights to shares of Dassault Systemes, the waiver by shareholders of their preemptive subscription rights to the shares to which said securities entitle them. The preemptive subscription right to the shares issued by conversion of debt securities or the exercise of warrants for new shares (and/or, as applicable, the allotment of existing shares) issued separately shall be eliminated.

The sum due or falling due to the Company for each share issued pursuant to this delegation, after taking into account, in the event of an issue of detachable warrants for new shares (and/or, as applicable, allotment of existing shares), the issue price of said warrants, must be at least equal to the par value of the shares of Dassault Systemes on the date of issue.

   b) The issue of securities without preemptive subscription rights

In the event securities are issued without preemptive subscriptions rights, the shareholders' preemptive subscription right to future securities shall be eliminated. It is understood that the Board of Directors may give shareholders a priority subscription to all or part of this issue during a period and subject to conditions that it shall determine. In this case, the capital increase may also result from the exercise of an allotment right, by conversion, exchange, redemption, presentation of a warrant or in any other manner, resulting from all securities issued by any company in which Dassault Systemes holds directly or indirectly more than half the capital, with the agreement of said company. Furthermore, the Board of Directors may use this delegation, in whole or in part, to remunerate all securities tendered in a public exchange offer initiated by Dassault Systemes, within the limits and subject to the conditions stipulated by law at the time this delegation is used.

The delegation automatically implies, in favor of the holders of securities giving future rights to shares of Dassault Systemes that may be issued, the waiver by shareholders of their preemptive subscription rights to the shares to which said securities entitle them. The preemptive subscription right to the shares issued by conversion of debt securities or the exercise of warrants for new shares (and/or, as applicable, the allotment of existing shares) issued separately shall be eliminated.

The sum due or falling due to Dassault Systemes for each share issued or to be issued pursuant to this delegation, after taking into account, in the event of an issue of detachable warrants for new shares (and/or, as applicable, allotment of existing shares) the issue price of said warrants, must be at least equal to the minimum value set by the applicable law.

   c) Capital increase by capitalization of reserves, profits, or premiums

It is specified that the aggregate delegation submitted to you also enables the Board of Directors to increase share capital in one or more transactions through the capitalization of reserves, profits, premiums, or any other sums that may be capitalized; or by combination with a capital increase in cash transacted with or without preemptive subscription rights, to be performed by the issue and allotment of bonus shares or an increase in the nominal value of



       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 57 *
the shares, or by combining the two transactions. Upon your approval, this delegation shall replace and supercede the delegation granted by the General Shareholders' Meeting of 28 May 2002 that is currently in force.

   d) Authorization to increase share capital in the event of a public tender or exchange offer for the shares of Dassault Systemes

We recommend that you authorize the Board of Directors to use the authorization granted under paragraphs a), b), and c) hereinabove, to increase the share capital, with or without preemptive subscription rights, or through capitalization of reserves, by issuing shares or any other securities giving access to immediate or future rights to shares of Dassault Systemes in the event of a public tender or exchange offer for Dassault Systemes shares. This authorization shall expire at the end of the General Shareholders' Meeting called to approve the annual financial statements for the fiscal year ending December 31, 2004.

   e) Increase of share capital reserved for employees

So that we may comply with the Commercial Code provisions introduced by the law of 9 February 2001 governing employee savings plans, we also recommend that you permit the Board of Directors to increase the share capital reserved for Dassault Systemes employees and/or employees of affiliated companies participating in company savings plans. In this framework, the maximum nominal amount of capital increases that may be completed in one or more transactions would be 10 million euros per issue of new shares or other shares giving access to the capital of Dassault Systemes under the terms and conditions established by law. This new delegation would replace and supercede the delegation granted by the General Shareholders' Meeting of 28 May 2002 and currently in force.

   f) Share capital increase reserved to one class of beneficiaries

We recommend that you allow the Board of Directors to increase the share capital reserved for qualified investors, as permitted under the Commercial Code. In this framework, the maximum nominal amount of capital increases that may be completed in one or more transactions would be 15 million euros per issue of new shares, with or without warrants, through the issue of securities other than shares giving preemptive rights and/or through the issue of warrants (and/or, as applicable, allotments of existing shares) separately or attached to the securities issued simultaneously. The nominal amount of Dassault Systemes debt securities that may be issued under this authorization may not exceed 600 million euros.


AMENDMENTS TO BY-LAWS
---------------------

In order to harmonize the by-laws of Dassault Systemes with the new provisions of the Law of 1 August 2003 governing financial security (n(degree) 2003-706), we recommend amending the following provisions:

o Reduction to five trading days for the information period provided in the event a threshold is crossed
o        Directors' disclosure rights
o Deletion of the provision announcing that the Chairman of the Board of Directors represents the Board
o        Modification of the definition of agreements governed by regulations

       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 58 *

o Calling the Auditors to Board of Directors' meetings to review and to close interim accounts


REPORT ON THE WORK OF THE BOARD OF DIRECTORS AND INTERNAL CONTROL
-----------------------------------------------------------------

The Chairman's report of the work of the Board of Directors and internal control is attached to this report as stipulated by Article L.225-37, paragraph 6 of the Commercial Code.


DISCHARGE OF THE DIRECTORS
--------------------------

After reading the preceding explanations and hearing those the Board will give you during the Meeting, we ask you to approve the financial statements for the financial period ending 31 December 2003 as they have been presented to you and to grant full release and discharge to the Directors with respect to their duties exercised for the financial year that has just expired.

If you approve our proposals, please adopt the resolutions that have been submitted to you.





                                     THE BOARD OF DIRECTORS







       DASSAULT SYSTEMES, a French societe anonyme with a share capital
                     of 113,403,665 euros -     * page 59 *

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Dassault Systemes
Suresnes, France:

     We have audited the accompanying consolidated balance sheets of Dassault Systemes as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dassault Systemes at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note I to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Paris and Neuilly-sur-Seine, France, April 28, 2004

   Ernst & Young Audit                          Deloitte Touche Tohmatsu




      Represented by                                  Represented by

   Jean-Marc MONTSERRAT                             Philippe MOURARET

DASSAULT SYSTEMES
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------


(All amounts in thousands except share amounts)                                 December 31,
                                                                                ------------
                                                                             2003          2002
                                                                             ----          ----
Assets

Current assets:
Cash and cash equivalents (Note F)                                   (euro) 419,572  (euro)371,992
Short-term investments (Note G)                                              20,102         16,436
Trade accounts receivable, net of allowance for doubtful accounts           227,579        229,505
of (euro)7,477 in 2003 and(euro)7,881 in 2002
VAT receivable                                                                6,732          6,316
Prepaid expenses and advances                                                 9,595         19,172
Financial instruments                                                         7,226         17,270
Income tax receivable                                                        12,664          8,877
Deferred tax assets (Note E)                                                 31,634         27,947
Other current assets                                                         32,446         24,134
                                                                           --------       ---------
Total current assets                                                        767,550        721,649

Property and equipment, at cost:
Land                                                                          6,037          6,109
Buildings                                                                    29,801         30,335
Computer equipment                                                           57,885         56,702
Office furniture and equipment                                               18,257         19,280
Leasehold improvements                                                       27,899         23,708
                                                                           ---------      --------
                                                                            139,879        136,134
Less accumulated depreciation and amortization                              (83,340)       (76,261)
                                                                           ---------      ---------
Property and equipment, net (Note H)                                         56,539         59,873
Other non-current assets (Note J)                                            39,507         39,167
Investment in equity of unconsolidated affiliates - joint ventures              475            304
Long-term deferred tax assets (Note E)                                       19,292         15,405
Intangible assets (Note I) :
Goodwill                                                                     73,804         71,599
Other intangible assets (less accumulated depreciation of(euro)92,616         7,323         12,167
in 2003 and(euro)94,496 in 2002)
                                                                           ---------      ---------
Total assets                                                         (euro) 964,490  (euro)920,164
                                                                           =========      =========




          See accompanying notes to consolidated financial statements.

DASSAULT SYSTEMES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------



(All amounts in thousands except share amounts)                           December 31,
                                                                          ------------
                                                                       2003          2002
                                                                       ----          ----
Liabilities and shareholders' equity

Current liabilities:
Accounts payable                                                (euro) 42,264 (euro) 31,638
Accrued wages and other personnel costs                                54,212        56,892
Sales incentive payable (Note P)                                       15,787        15,668
Unearned revenue                                                       85,188        92,229
Income taxes payable                                                   21,258        14,535
Current portion of long-term obligations                               10,713         7,475
VAT and sales tax payables                                              6,551         8,182
Deferred tax liabilities (Note E)                                       4,937         6,135
Accrued expenses and other current liabilities                         21,542        16,209
                                                                     ---------      --------
Total current liabilities                                             262,452       248,963

Long-term obligations :
Capital lease (Note K)                                                  4,205         5,916
Employee profit sharing (Note L)                                       19,261        22,655
Pension and post retirements benefits (Note M)                         10,688         8,388
Deferred tax liabilities and other (Note E)                            10,206         5,981
                                                                     ---------      --------
Total long-term obligations                                            44,360        42,940
Commitments and contingencies (Note N)


Shareholders' equity :
Share capital, par value Euro 1, 113,403,665 shares authorized        113,404       114,571
and issued and 113,044,227 shares outstanding at December 31,
2003, and 114,570,841 shares authorized and issued and
114,179,431 shares outstanding at December 31, 2002 (Note O)
Additional paid-in capital                                             66,694        89,278
Retained earnings - unrestricted                                      514,363       416,180
Retained earnings - restricted (Note O)                                11,457        11,446
Accumulated other comprehensive income                                (48,240)       (3,214)
                                                                      --------      --------
Total shareholders' equity                                            657,678       628,261
                                                                     ---------     --------
Total liabilities and shareholders' equity                     (euro) 964,490 (euro)920,164
                                                                     =========     =========



          See accompanying notes to consolidated financial statements.

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

(All amounts in thousands, except per share data)                Year ended December 31,
                                                                 -----------------------

                                                          2003            2002             2001
                                                          ----            ----             ----

Revenue :
Software revenue (Note C)                         (euro) 645,565      (euro)669,886   (euro)643,034
Services and other revenue                               109,258            104,229         103,019
                                                       ----------          ---------      ----------
Total revenue                                            754,823             774,115        746,053

Cost of revenue :
Software                                                (21,664)             (24,448)       (20,791)
Services and other                                      (89,793)             (96,413)       (86,542)
                                                      ----------           ----------       --------
Total cost of revenue                                  (111,457)            (120,861)      (107,333)
                                                      ----------           ----------     ----------
Gross profit                                             643,366             653,254        638,720

Research, selling and administrative expenses :
Research and development                               (215,609)            (221,563)      (209,235)
Marketing and sales                                    (162,414)            (169,653)      (164,323)
General and administration                              (46,679)             (47,908)       (44,183)
Amortization of goodwill                                  -                     -           (44,144)
Amortization of acquired technology                      (5,925)             (11,098)       (14,240)
                                                      ----------           ----------     ----------
                                                       (430,627)            (450,222)      (476,125)
                                                       ----------           ----------     ----------
Operating income                                        212,739              203,032        162,595

Equity in net income of unconsolidated affiliates           419                  214              -
Financial revenue and other, net (Note D)                  (855)               2,545         14,062
                                                      ----------           ----------     ----------
Income before income taxes                               212,303             205,791        176,657

Income tax expense (Note E)                              (76,884)            (79,376)       (87,916)
                                                      ----------           ----------     ----------
Net income                                        (euro) 135,419       (euro)126,415   (euro)88,741
                                                      ===========          ==========     ==========

Basic net income per share (Note O)                  (euro) 1.20         (euro) 1.11    (euro) 0.78
Diluted net income per share (Note O)                (euro) 1.18         (euro) 1.09    (euro) 0.76



          See accompanying notes to consolidated financial statements.

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

(All amounts in thousands)                                                        Year ended December 31,
                                                                                  -----------------------
                                                                              2003           2002           2001
                                                                              ----           ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            (euro) 135,418 (euro)126,415  (euro) 88,741
Adjustments to reconcile net income to net cash provided by operating activities :
    Depreciation and amortization of property, plant and equipment            15,302        19,051         18,174
    Amortization of intangible assets                                          7,751        13,999         60,809
    Deferred income taxes                                                    (10,920)       (8,004)        (9,878)
    Tax benefits from employee stock plans                                       814         5,254              -
    Non-cash stock-based compensation                                              -         3,636          1,338
    Other                                                                        533         3 793           (586)
Changes in current assets and liabilities :
    (Increase) decrease in trade accounts receivable                          (5,093)      (29,221)        (5,778)
    (Increase) decrease in other current assets                                2,205        10,929          1,810
    Increase (decrease) in accounts payable and accrued expenses              12,432        (2,792)           228
    Increase (decrease) in income taxes payable                                  577       (19,967)        (4,519)
    Increase (decrease) in sales incentive payable                             4,376         2,829            364
    Increase in unearned revenue                                               6,117        19,870          2,951
    Increase (decrease) in other current liabilities                           7,862        (3,028)         5,533
                                                                           ----------    ----------     ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    177,374       142,764        159,187

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, equipment and intangibles                             (19,236)      (20,427)       (22,956)
Purchases of short-term investments                                          (63,962)      (10,351)        (5,002)
Proceeds from sales and maturities of short-term investments                  58,029            -           7,752
Payment for acquisitions, net of cash acquired                                (6,085)      (29,923)       (12,361)
Proceeds from sale of Revit investment                                             -        10,088              -
Increase in long-term receivables                                            (13,670)      (25,601)        (2,204)
Other                                                                           (270)          216            141
                                                                           ----------    ----------     ----------
NET CASH USED IN INVESTING ACTIVITIES                                        (45,194)      (75,998)       (34,630)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of treasury stock                                                   (29,450)            -         (1,017)
Proceeds from exercise of stock options                                        4,458         4,149          4,380
Proceeds from issuance of common stock                                             -            -              20
Cash dividends paid                                                          (37,225)      (37,601)       (35,135)
Payments on capital lease obligations                                           (211)       (1,643)        (1,643)
                                                                           ----------    ----------     ----------
NET CASH USED IN FINANCING ACTIVITIES                                        (62,428)      (35,095)       (33,395)

Effect of exchange rate changes on cash                                      (22,172)      (22,815)         6,036
                                                                           ----------    ----------     ----------
Increase in cash and cash equivalents                                         47,580         8,856         97,198

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             371,992       363,136        265,938

CASH AND CASH EQUIVALENTS AT END OF PERIOD                            (euro) 419,572 (euro)371,992 (euro) 363,136
                                                                           ==========   ===========     ==========

SUPPLEMENTAL DISCLOSURE
Income taxes paid                                                     (euro)  76,452 (euro) 97,922 (euro)  76,694
Cash interest paid                                                    (euro)   1,696 (euro)  1,295 (euro)   1,523

See accompanying notes to consolidated financial statements.

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                     Share capital
                                          Share capital issued        outstanding
                                          --------------------     -----------------
                                                                                                         Retained earnings
                                          Number of        Stated          Number of      Paid in         -----------------
                                           Shares           value            shares       capital      Unrestricted     Restricted
                                         ----------       --------        ----------      --------      -----------     ----------
                                                             (All amounts in thousands, except number of shares)

January 1, 2001.............             113,926,963   (euro)113,927      113,319,196   (euro)52,443   (euro)274,874   (euro)11,320
                                         ============   =============     ============   ============   =============   ============
Net income:
  Unrestricted........................                                                                        88,741
  Restricted..........................                                                                           (72)            72
Other items of comprehensive income
  Available for sale securities.......
  Net derivative gains on
  cash-flow hedges....................
  Foreign currency translation
  adjustment..........................
                                         ------------  -------------     ------------   ------------    -------------  -------------
Comprehensive income..................
                                         ------------  -------------     ------------   ------------    -------------  -------------
Exercise of stock options (Note
O)....................................       168,191            168           273,541          4,197
Other stock transaction...............                                                         1,338
Purchase   of   treasury stock               (29,033)           (29)          (29,033)                          (988)
Shares issued in connection with
  acquisitions........................       380,050            380           380,050         18,577
                                                                                                             (35,135)
Cash dividends paid...................   ------------  -------------     ------------   ------------    -------------  -------------
December 31, 2001.....................   114,446,171  (euro)114,446       113,943,754   (euro)76,555   (euro)327,420   (euro)11,392
                                         ============   =============     ============   ============   =============   ============
Net income:
  Unrestricted........................                                                                       126,415
  Restricted..........................                                                                           (54)            54
  Other items of comprehensive
      income
      Available for sale securities...
      Net derivative gains on
      cash-flow hedges................
      Minimum pension liability.......
      Foreign currency translation
        adjustment....................
                                         ------------  -------------     ------------   ------------    -------------  -------------

      Comprehensive income............   ------------  -------------     ------------   ------------    -------------  -------------
      Exercise of stock options (Note
         O)...........................       124,670            125           235,677          3,833
      Other stock transaction.........                                                         3,636
      Tax benefits (Note E)...........                                                         5,254
      Cash dividends paid.............                                                                                      (37,601)
                                         ------------  -------------     ------------   ------------    -------------  -------------
      Comprehensive income............   ------------  -------------     ------------   ------------    -------------  -------------
      December 31, 2002...............   114,570,841  (euro)114,571       114,179,431   (euro)89,278   (euro)416,180   (euro)11,446
      Net income:
        Unrestricted..................                                                                       135,419

        Restricted....................                                                                           (11)           11
        Other items of comprehensive
          income......................
        Net derivative losses on
          cash-flow hedges............
          Minimum pension liability...

      Foreign currency translation
        adjustment....................
                                         ------------  -------------     ------------   ------------    -------------  -------------

      Comprehensive income...........
                                         ------------  -------------     ------------   ------------    -------------  -------------
      Exercise of stock options
      (Note O).......................        208,025            208           239,997          4,677
      Purchase of treasury stock.....     (1,375,201)        (1,375)       (1,375,201)       (28,075)
      Tax benefits (Note E)..........                                                            814
      Cash dividends paid............                                                                        (37,225)
                                         ------------  -------------     ------------   ------------    -------------  -------------
      December 31, 2003..............    113,403,665 (euro) 113,404       113,044,227   (euro)66,694   (euro)514,363    (euro)11,457
                                         ============   =============     ============   ============   =============   ============



  Other items of
    comprehensive
      income              Total
   --------------       ---------

  (euro)13,101     (euro)465,665
 ==============     ============
                          88,741
                               -

          (760)             (760)

         1,433             1,433

         7,291             7,291
  -------------      ------------
                          96,705
  -------------      ------------

                           4,365
                           1,338
                          (1,017)

                          18,957
                         (35,135)
  --------------     -------------
   (euro)21,065    (euro)550,878
  ==============     =============

                         126,415

                               -


          3,017            3,017

          9,718            9,718
           (384)            (384)

        (36,630)         (36,630)
   -------------     -------------
                          102,136
   -------------     -------------


                            3,958
                            3,636
                            5,254
                          (37,601)
   -------------     -------------
   -------------     -------------
    (euro)3,214)    (euro)628,261

                          135,419


         (6,485)           (6,485)
           (361)             (361)


        (38,180)          (38,180)
   -------------     -------------

                           90,393
   -------------     -------------

                            4,885
                          (29,450)
                              814
                          (37,225)
   -------------      ------------
   (euro)48,240)    (euro)657,678
  ==============     ============




          See accompanying notes to consolidated financial statements.

DASSAULT SYSTEMES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
-------------------------------------------------------------------------------

NOTE - A.  DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND
CONSOLIDATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business.

     Dassault Systemes and its subsidiaries (the "Company") develops and sells integrated solutions created to manage its customers' industrial product lifecycles ("Product Lifecycle Management" or "PLM") from their initial product concept and design to their maintenance through manufacturing simulation and to offer the power of 3D visualization to the largest number of users.

     The Company operates in two segments: one dedicated to customers who need to support product development, production and maintenance: the "Process-centric" segment and one for customers primarily focused on product design solutions: the "Design-centric" segment. Process-centric products are organized under the Company's flagship CATIA brand for product creation (CAD/CAE), its DELMIA brand for digital manufacturing process management, its ENOVIA and SMARTEAM brands for virtual product synthesis, collaboration and product lifecycle integration. Spatial, a wholly-owned subsidiary of the Company, distributes and supports the Compnany's CAA V5 development platform. CATIA, ENOVIA and SMARTEAM solutions are marketed, distributed, and supported worldwide by International Business Machines Corporation (IBM).

     The Company's Design-centric products and services are offered under the SolidWorks brand. SolidWorks solutions are marketed, distributed, and supported directly by the Company or through various independent sales representatives.

     In addition to the development and sale of software products, the Company also provides services and obtains other revenue from its support of IBM marketing and distribution efforts, direct support to customers, technological consulting services, and hardware resale activities.

Basis of Presentation and Consolidation.

     The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Company also prepared separate financial statements in conformity with the generally accepted accounting principles in France. Differences between these two sets of financial statements are summarized in Note T.

     The consolidated financial statements include the accounts of Dassault Systemes and its subsidiaries. Intercompany transactions and balances have been eliminated.

     Companies over which the Company exercises significant influence over operating and financial policies are accounted for under the equity method.

         As of December 31, percentage of capital and voting rights of the Company were as follows:


                                                                      Year ended December 31,
                                                            Voting rights                Capital rights
                                                            -------------                --------------
                                                       2003       2002       2001     2003      2002      2001
                                                       ----       ----       ----     ----      ----      ----
French State                                              -       14.6%      15.6%        -     15.6%    15.6%
GIMD ("Groupe Industriel Marcel Dassault")            42.4%       42.0%      44.6%     45.1%    44.7%    44.3%
Mr. Charles Edelstenne, Chairman of the Company       12.7%       12.5%       6.7%      6.8%     6.7%     6.7%
Public                                                44.9%       30.9%      33.1%     48.1%    33.0%    33.4%
                                                     ------      ------     ------    ------   ------   ------
Total                                                100.0%      100.0%     100.0%    100.0%   100.0%   100.0%


Summary of Significant Accounting Policies.

Use of estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.

     The Company derives revenues from three primary sources: (1) its marketing and distribution agreement with IBM, (2) new software licenses and maintenance, which includes software license updates and technical support, and (3) services and other, which includes consulting and training services.

     Marketing and distribution agreement with IBM - Under the Company's agreement with IBM, the Company licenses its products to IBM who then sublicenses the products to end-users. The Company provides maintenance to IBM but does not contract or directly interface with IBM customers. In addition, the Company provides training to IBM employees for new product releases, participates with IBM in a worldwide marketing arrangement and is involved in other product development initiatives for both Company and IBM products.

     Royalties under this arrangement are earned as revenue is recognized by IBM from its sublicensing of the products and services. In general, this results in recognition of license royalties when IBM sublicense software to end users and PCS royalties over the period which IBM is required to provide support to end users. Royalty payments are made within 30 days after the end of the month in which the royalties are earned. The reporting of IBM activity is subject to an annual audit and adjustment process, whereby either party has the opportunity to correct differences which may have occurred in the monthly reporting process during the preceding year. Such differences nearly always result from interim reporting which occasionally either overstates or understates the number of software license transactions to a group or groups of end-user customers. The Company monitors possible differences based upon historical trends and known specific situations, and defers the recognition of revenue by IBM based upon its estimate of adjustments that will ultimately be made.

     The Company's agreement with IBM provides for increases in the share of licensing revenue to be retained by IBM if certain annual sales and growth targets are met by IBM. Since 2002, this incentive is also linked to IBM meeting a certain level of sales and marketing expenses for the distribution of CATIA, ENOVIA and SMARTEAM. This incentive is recorded as a reduction to the royalties payable to the Company from IBM.

     New Software License and Maintenance Revenue - New software license revenues represent all fees earned from granting customers licenses to use our software. Our new software license revenues consist of perpetual and term license sales of software products. New software license revenues are recognized when: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenues until the criteria are met. Revenue related to the licensing of software through value-added-resellers (VAR) is recognized when the VAR provides notice of delivery to an end-user customer, assuming all other revenue recognition criteria have been met.

     Maintenance revenues represent fees associated with the sale of periodic unspecified product updates and technical support. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are entered into in connection with the initial software license purchase. Maintenance support may be renewed at the conclusion of each term. Revenue from maintenance is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

     Revenues under multiple-element arrangements, which typically include new software licenses and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or "VSOE"). Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately.

     Services and Other - Professional services revenues consist of fees from consulting services and training and are recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. We estimate the percentage-of-completion based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete. Revenue derived from hardware resale activities is recognized upon delivery.

Computer Software Costs / Research and Development.

     Costs incurred to research and develop computer software products to be licensed or otherwise marketed to customers are expensed in the period incurred, unless such costs qualify for capitalization after technological feasibility is established. Application of this accounting policy has resulted in all such costs being expensed in the period incurred. Purchased in-process research and development that is not technologically feasible as of the acquisition date and has no future alternative use is expensed.

Cash and Cash Equivalents and Short-Term Investments.

     The Company considers deposits with banks, investments in interest-bearing accounts and marketable debt securities with maturities of less than 90 days when acquired to be cash equivalents. Marketable debt securities with maturities of more than 90 days when acquired are considered to be short-term investments and are accounted for at carrying value which approximates fair value based on quoted market price at December 31, 2003 and 2002. All of the Company's short-term investments are classified as available-for-sale. The cost of securities sold is based on the specific identification method.

Property and Equipment.

     Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives: Buildings, 30 years; computer equipment, 18 months to 5 years; office furniture and equipment, 5 to 10 years; leasehold improvements are amortized over the shorter of the life of the assets or the remaining lease term, not exceeding 10 years.

Goodwill and Intangible Assets.

     Goodwill, which is equal to the fair value of consideration paid in excess of the fair value of the net assets purchased, has been recorded in conjunction with several of the Company's purchase business combinations. Beginning in fiscal 2002 with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to fiscal 2002, goodwill was amortized using the straight-line method over its estimated period of benefit.

     Intangible assets primarily include acquired technology, patents and trademarks. Costs related to acquired technology, patents and trademarks are capitalized and amortized using the straight-line method over their estimated useful lives (generally 18 months to 5 years).

Foreign Currency Adjustments.

     The functional currency of the Company's foreign subsidiaries is the applicable local currency in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, while the Company's reporting currency is the euro. Assets and liabilities of the Company and its subsidiaries with functional currencies other than the euro are translated into euro equivalents at the rate of exchange in effect on the balance sheet date. Revenues and expenses are translated at the weighted average monthly exchange rates for the year. Translation gains or losses are recorded as a separate component of shareholders' equity and transaction gains and losses are reflected in net income.

Fair Value of Derivatives and Other Financial Instruments.

     The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value, due to the short-term maturities of such instruments. Realized and unrealized gains or losses associated with foreign exchange options, futures, and forward contracts, which are designated and serve as hedges, are recorded at their fair market value.

     The Company accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133") . This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions will be deferred and recorded as a component of accumulated other comprehensive income until the hedged forecasted transaction occurs and is recognized in earnings. The change in fair value of derivatives designated as cash-flow hedges is reported as a component of other comprehensive income until the hedged item is recognized in earnings.

Income Taxes.

     Deferred tax assets and liabilities are recognized for temporary differences between financial and tax reporting. Deferred taxes are adjusted for changes in the applicable, enacted tax rates. Deferred tax assets are recognized whenever the realization of such amounts is considered to be more likely than not.

Shipping and Handling.

     Shipping and handling costs related to license fees are included in cost of software for all periods presented. Shipping and handling costs related to maintenance releases are included in cost of software.

Advertising Costs.

     Advertising costs are expensed as incurred.

Pension and Post Retirement Benefits.

     The estimated cost of providing benefits to employees is accrued during the years that the employees render services. The Company utilizes defined benefit plans under which the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortized over the average future service period of employees.

Information about Operating Segments.

     The Company reports its segments and related information in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). Operating segments are components of the Company for which discrete financial information is available and whose operating results are regularly reviewed by management to assess performance and allocate resources.

Comprehensive Income.

     Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company reports comprehensive income in the consolidated statements of shareholders' equity.

Earnings Per Share.

     Basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by dividing net income by the weighted average number of common shares outstanding plus the effect of applying the treasury stock method of computing dilution for the stock options outstanding during the period.

Stock Option Plans.

     The Company is accounting for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 "Accounting for stock issued to employees" ("APB 25") and related Interpretations. Under those rules, no compensation expense is recognized for stock options that are granted at the market price at the date of grant.

     In addition, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options:

(in thousands except per share amounts)                                          Year Ended December 31,
                                                                        ------------------------------------------
                                                                            2003          2002           2001
                                                                        -------------  ------------  -------------
Net Income:
  As reported                                                         (euro) 135,419 (euro) 126 415 (euro) 88,741

  Add : Stock-based employee compensation expense included in
  reported net income, net of related tax effect                                  -           3,636         1,338
  Less : Stock-based employee compensation expense determined under
  fair value based method, net of related tax effect                         (55,506)       (54,300)      (29,033)

  Pro forma                                                           (euro)  79,913 (euro)  75,751 (euro) 61,046

Basic net income per share
  As reported                                                          (euro)  1.20  (euro)   1.11    (euro) 0.78
  Pro forma                                                            (euro)  0.71  (euro)   0.66    (euro) 0.54


Diluted net income per share
   As reported                                                          (euro) 1.18  (euro)   1.09    (euro) 0.76
   Pro forma                                                            (euro) 0.70  (euro)   0.65    (euro) 0.52

     The fair value of stock options granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                Year Ended December 31,
                                                                        -------------------------------------------
                                                                            2003           2002           2001
                                                                        -------------   ------------  -------------

   Weighted-average expected life (years)                                     3.7            3.5           3.5
   Expected volatility rates                                                   60%            58%           44%
   Expected dividend yield                                                    1.4%             0%            0%
   Risk-free interest rate                                                    3.3%           3.9%          3.5%


     The estimated compensation expense determined under the fair value method for the next three fiscal years is shown in the table below. The estimated compensation expense amounts shown in the below table are based on existing stock option plans as of December 31, 2003. These estimates reflect the expected impact of stock options granted as of December 31, 2003 on future periods and could change significantly if the Company decided to grant additional stock options in the future.

(in thousands)                                                              Stock-based employee compensation
                                                                            expense, net of related tax effect
                                                                        -------------------------------------------
For the year ended December 31, 2004                                                                  (euro) 9,749
For the year ended December 31, 2005                                                                         1,164
For the year ended December 31, 2006                                                                             -

     The Black-Scholes option pricing model was developed to estimate the fair value of fully transferable traded options, with no vesting requirements and does not take into account certain characteristics of employee stock options. In addition, option valuation models require the input of highly subjective assumptions, including the option's expected life and the expected stock price volatility. Because the options granted by the Company to its employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management the existing model does not necessarily provide a single reliable measure of the fair value of employee stock options.

Marketable securities.

     Marketable securities are classified as available-for-sale and initially recorded at their acquisition cost and adjusted to current market value. Net unrealized gains and losses on marketable securities classified as available-for-sale are credited or charged to other comprehensive income. If it is considered that a decline in market value is other-than-temporary, the security is considered impaired and the difference between cost and current market value is recorded as an expense in the statement of operations.

Reclassifications.

     Certain reclassifications have been made to prior years amounts to conform with current year presentation.

Recently issued accounting standards.

     In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of

FASB Statements No. 87, 88 and 106 (SFAS 132-R). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers'Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting forPostretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in the previously issued Statement of Financial Accounting Standard No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original statement about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company has adopted the disclosure provisions associated with its domestic plans, effective December 31, 2003. The Company will adopt the disclosure provisions for its foreign plans in the fiscal year ending December 31, 2004, as required. Adoption of the provisions did not and will not have an impact on the Company's financial position or results of operations for the years ended December 31, 2003 and 2004, respectively.

     The FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, in January 2003 and released a revised version of FIN 46 in December 2003. FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support. The consolidation requirements of FIN 46 are effective; immediately for all variable interest entities created after January 31, 2003; as of December 31, 2003 for special purposes entities created before February 1, 2003 and; in the first quarter of 2004 for all other variable interest entities.

     The application of the initial consolidation provisions of FIN 46 did not have a material impact on the Company's financial position or results of operations. We do not expect the application of the remaining consolidation provisions of FIN 46, as required in the first quarter of 2004, to have a material effect on the Company's financial statements.

NOTE - B.     BUSINESS COMBINATIONS

     On May 31, 2003, the Company acquired an interest in Athys, a 13-employee company based in Grenoble (France), for (euro)3.3 million. As a result of this transaction, an amount of (euro)4.5 million was recorded in goodwill. Athys specializes in the development of work cell control software.

On July 20, 2001 the Company acquired the consulting and services business and related assets of Alliance Commerciale Technologique ("ACT") for (euro)9 million in cash. The total purchase price was allocated as follows:

         Trade accounts receivable     (euro)2 million
         Property and equipment        (euro)1 million
         Intangible assets             (euro)6 million

     On May 31, 2001, the Company acquired Structural Research and Analysis Corp. ("SRAC"), a private company located in California, for (euro)23 million. This acquisition was financed by an issuance of shares for (euro)19 million with the remainder paid in cash. SRAC is a supplier of CAE and CAD integrated design analysis software. The purchase price in excess of the net assets acquired was allocated as follows:

     Goodwill (euro)13 million

     Software (euro)9 million

     On May 3, 2001, the Company exchanged its investment in Advanced Entreprise Solutions ("AES") for a 9% minority interest in MSC.Software ("MSC"). This exchange did not result in any gain or loss. MSC is a provider of simulation software, with related services and systems.

     All acquisitions were accounted for under the purchase method of accounting and all acquisitions have been consolidated in the Company's financial statements as of the date the acquisition was consummated. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to the Company's results of operations.

NOTE - C.     SOFTWARE REVENUE

     Software revenue was comprised of initial software license charges (primary license charges) of (euro)313,590,000, (euro)349,784,000 and (euro)351,196,000 and periodic license and maintenance fees of (euro)331,975,000,
(euro)320,102,000 and (euro)291,838,000, in the years ended December 31, 2003,
2002, and 2001, respectively.

NOTE - D.     FINANCIAL REVENUE AND OTHER, NET

                                                               Year ended December 31,
                                                               -----------------------
(In thousands)
                                                           2003          2002          2001
                                                           ----          ----          ----
Interest income                                   (euro) 11,007 (euro) 11,648  (euro) 15,425
Interest expense                                           (949)       (1,682)        (2,354)
Foreign exchange (losses) gains, net                     (8,086)       (6,280)           345
Other, net                                               (2,827)       (1,141)           646
                                                        --------      --------      --------
Total                                               (euro) (855) (euro) 2,545  (euro) 14,062

The Company transacts in various foreign currencies, primarily U.S. dollars and Japanese yen. To manage this currency exposure, the Company purchases and sells currency options (puts or calls) and may purchase other foreign exchange contracts from time to time. All the derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements.

     The fair market values of foreign forward contracts and options were determined by a financial institution using quoted market prices and option pricing models.

     The effectiveness of forward contracts is measured using forward rates and the forward value of the underlying hedged transaction. For currency options, effectiveness is measured by the change in the option intrinsic value, which represents the change in the option's strike price compared to the spot price of the underlying hedged transaction. During 2003 and 2002, the portion of hedging instruments' gains or losses excluded from the assessment of effectiveness and the ineffective portions of hedges had no material impact on earnings and was recorded in financial revenue in the statement of operations.

     The Company recognized after-tax gains of (euro)868,000 during the year ended December 31, 2002, for cash flow hedges that were discontinued because the forecasted transaction did not occur. All amounts have been included in financial revenue in the statement of operations. No cash flow hedges were discontinued for the years ended December 31, 2003 and 2001.

     In connection with its cash flow hedges, the Company has recorded approximately (euro)4.7 million (2002: (euro)9.7 million) of net gains in accumulated other comprehensive income as of December 31, 2003, net of tax, substantially all of which is expected to be reclassified to net income within the next year to provide an economic offset to the impact of the underlying anticipated cash flows hedged. At December 31, 2003, the fair value of all derivative instruments has been recorded in the balance sheet in other current assets.

     The following table presents the carrying amount of financial instruments at December 31, 2003, 2002 and 2001:

                                                            Year ended December 31,

(In thousands)                                              2003                2002
                                                            ----                ----
                                                     Nominal        Market      Nominal        Market
                                                      amount        Value      amount          Value
Collars USD/euros                                (euro) 35,629  (euro)3,441  (euro)47,082   (euro)7,096
Collars JPY/euros                                       41,468     7,893           86,017         7,073
Forward exchange contrat USD/euros                      10,821     1,454           20,625         4,246
Forward exchange contrat JPY/euros                           -         -           15,274         2,395
Call USD/euros                                           1,979         -                -             -
Digital JPY/euros                                            -         -              400           135

       "USD" means United States Dollar; "JPY" means Japanese Yen

     All these financial instruments, which relate to the hedging strategy of the Company, usually have a maturity date of less than 24 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

     The Company does not use derivative financial instruments for trading or speculative purposes.

NOTE - E.     INCOME TAXES

         Deferred tax assets and (liabilities) are as follows:

(in thousands)                                                 December 31,
                                                               ------------
                                                               2003        2002
                                                               ----        ----
Deferred tax assets:
Accelerated depreciation and amortization for         (euro) 17,212 (euro)24,529
financial statement purposes
Profit sharing and pension accruals not yet deductible        7,336        6,639
Provisions and other expenses not currently deductible       25,919       15,865
Net tax loss and tax credit carryforward assets              20,724       23,751
Valuation reserves                                          (20,228)     (23,473)
                                                            --------     --------
                              Total deferred tax assets      50,963       47,311
Deferred tax liabilities:
Accelerated depreciation and amortization for tax            (8,606)      (8,144)
purposes
Other                                                        (2,598)      (6,217)
                                                            --------     --------
                         Total deferred tax liabilities     (11,204)     (14,361)
                                                            --------     --------

Net deferred tax asset                                (euro) 39,759 (euro)32,950
                                                            ========     ========


     The balance sheet classification of deferred tax is as follows and reflects that, in accordance with SFAS 109, the Company has not offset deferred tax assets and liabilities attributable to different tax jurisdictions:


(in thousands)                                                 December 31,
                                                               ------------
                                                               2003        2002
                                                               ----        ----
Short-term deferred tax assets                        (euro) 31,634 (euro)27,947
Long-term deferred tax assets                                19,292       15,405
                                                            --------     --------
                              Total deferred tax assets      50,926       43,352
                                                            ========     ========


Short-term deferred tax liabilities                          (4,937)      (6,135)
Long-term deferred tax liabilities                           (6,230)      (4,267)
                                                            --------    --------
                         Total deferred tax liabilities     (11,167)     (10,402)
                                                           =========    =========
Net deferred tax asset (liability)                   (euro)  39,759 (euro)32,950
                                                           =========    =========

The short-term deferred tax assets relate primarily to the profit sharing expenses and reserves not currently deductible. Short-term deferred tax assets are included in the balance sheet in other current assets.


The components of income (loss) before income taxes are as follows:

(in thousands)                         Year ended December 31,
                                       -----------------------
                                    2003           2002            2001
                                    ----           ----            ----
France                      (euro) 177,748   (euro)215,727   (euro)221,899
Foreign                             34,555          (9,936)        (45,242)
                                   --------        --------        --------
Income before income taxes  (euro) 212,303   (euro)205,791   (euro)176,657
                                   ========        ========        =========

The significant components of income tax expense are as follows:

(in thousands)                      Year ended December 31,
                           -------------------------------------------
                                 2003           2002         2001
                                 ----           ----         ----
France                    (euro) 63,277  (euro)74,810  (euro)80,304
Foreign                          24,527        12,570        17,490
                                 --------     --------      --------
Current taxes                    87,804        87,380        97,794

Change in deferred taxes        (10,920)       (8,004)       (9,878)
                                --------      --------       --------
Income tax expense        (euro) 76,884 (euro)79,376   (euro)87,916
                                ========      ========      =========


     The differences between the income tax provision and the provision computed using the statutory French income tax rate are as follows:


                                                                                Year ended December 31,
                                                                    --------------------------------------------
 (in thousands)                                                           2003           2002          2001
                                                                     ------------    ------------   -----------

Taxes computed at the statutory rate of 35.43% for 2003, 35.43%
for 2002 and 36.43% for 2001                                      (euro) 75,219   (euro) 72,912   (euro) 64,356
Foreign losses                                                            5,858           1,788             (74)
Foreign tax rate differentials (1)                                        1,419           7,170          14,722
Permanent differences related to non-deductible goodwill and
  other intangible assets                                                     -             -            10,342
Other                                                                    (5,611)        (2,494)          (1,430)
                                                                     -----------     ----------     ------------
Income tax expense                                                (euro) 76,884  (euro) 79,376   (euro)  87,916
                                                                      ==========    ===========     ============

Effective tax rate                                                        36.2%          38.6%            49.8%

(1) SmarTeam, a subsidiary with operating losses, has the status of an "Approved Enterprise" as defined by the Israeli Investment Center and is entitled to a tax exemption. Therefore the effective tax rate of SmarTeam is 0%.

         At December 31, 2003, there were net tax operating losses and tax credit carryforwards of (euro)61,903,000 and (euro)5,440,000 respectively. Net operating tax loss carryforwards and tax credits are scheduled to expire in the following years:

(in thousands)        Net     Tax credits
                   operating
                    losses
2004                        -          296
2005                        -            -
2006                        -            -
2007                        -            -
2008                        -            -
2009 and later         61,903        5,144
                     --------     --------
Total           (euro) 61,903 (euro) 5,440

     The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. Company management has decided that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made.

     In connection with the exercise of stock options and warrants, SolidWorks and Delmia Corp. realized tax benefits totaling (euro)814,000, (euro)5,254,000 and (euro)0 for the years ended December 31, 2003, 2002 and 2001 respectively, which were reflected in shareholders' equity.

NOTE - F.     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are maintained on deposit with large financial institutions, principally in France. Management monitors the credit-worthiness of such counter-parties.

                                       December 31,
                                       ------------
(in thousands)                      2003       2002
                                    ----       ----
Bank accounts               (euro) 110,872  (euro)118,450
Money market accounts              308,700        253,542
                                  --------       --------
                            (euro) 419,572 (euro) 371,992

     At December 31, 2003, 69% of such amounts were denominated in euros (2002:
65%), 27% in U.S. dollars (2002: 32%) and 3% in Japanese yen (2002: 2%).

NOTE - G.     SHORT-TERM INVESTMENTS

     Short-term investments are comprised of marketable interest-bearing securities with large financial institutions. Management considers the credit risk exposure due to counter-party failure to be minimal.

     At December 31, 2003, and 2002 such investments amounted to
(euro)20,102,324 (substantially all of which were denominated in U.S. dollars) and (euro)16,436,000 (substantially all of which were denominated in euro), respectively. Such short-term investments are liquid, and have stated maturities of one year or less at each balance sheet date. Gross unrealized gains and losses are not significant.

NOTE - H.     PROPERTY AND EQUIPMENT

(in thousands)              Land and          Computer         Office         Leasehold           Total
                            ---------         ---------        -------        ----------          -----
                            buildings         equipment    furniture and     improvements
                            ---------         ---------    -------------     ------------
                                                             equipment
                                                             ---------
Net value
December 31, 2002        (euro) 25,929   (euro) 15,054    (euro) 7,845     (euro) 11,045     (euro) 59,873
Acquisitions                         -           8,270           1,910             5,679            15,859
Disposals                            -            (455)           (373)             (116)             (944)
Depreciation and                  (925)         (9,011)         (2,492)           (2,875)          (15,303)
amortization for the
year
Exchange differences              (473)         (1,193)           (746)             (535)           (2,946)

                               ---------      ---------        -------          ---------          --------
December 31, 2003        (euro) 24,531   (euro) 12,666    (euro) 6,144    (euro)  13,198     (euro) 56,539
                               =========      =========        ========         =========          ========

NOTE - I.     INTANGIBLE ASSETS

(in thousands)                             Goodwill      Software    Patents and     Total
                                                                     trademarks
                                                                      and other
                                                                     intangible
                                                                       assets
Net balance at December 31, 2002               71,599         8,526         3,641        83,766

Additions                                       6,731         4,414             -        11,145

Disposals                                           -           (97)         (110)         (207)

Amortization for the year                           -        (6,468)       (1,314)       (7,782)

Exchange differences                           (4,526)         (867)         (402)       (5,795)

                                             --------      ---------    ----------      --------
Net balance at December 31, 2003        (euro) 73,804  (euro) 5,508  (euro) 1,815  (euro)81,127
                                             ========      =========    ==========      ========

     Substantially all of the goodwill at December 31, 2003 is allocated to the process-centric segment. Goodwill at December 31, 2003 consists principally of excess purchase price from the acquisitions of Delmia GmbH ((euro)18 million), SmarTeam ((euro)16 million), Spatial ((euro)13 million) and SRAC ((euro)13 million). Goodwill additions in 2003 resulted primarily from the acquisition of Athys.

     Total intangible amortization expense, excluding goodwill amortization, was
(euro)7,782,000, (euro)13,999,000 and (euro)13,234,000 for the years ended
December 31, 2003, 2002 and 2001, respectively. Based on the carrying value of intangible assets as of December 31, 2003, intangible amortization expense is expected to amount to (euro) 5,247,000 in 2004 and 2,076,000 in 2005.

     The Company adopted SFAS 142 on January 1, 2002. During 2002, the Company performed the transitional impairment test required upon the adoption of SFAS 142; which resulted in a finding that no impairment to goodwill existed. The Company also performed its annual impairment test in the fourth quarter of 2003 and 2002; no impairment of goodwill was indicated as a result of these tests. These tests consisted of a comparison of the fair value of the Company's reporting units with their respective carrying amount, including the goodwill. The fair value of the reporting units was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Based on the analysis, the Company determined that the fair value was in excess of the carrying amount of the reporting units.

     The following table sets forth net income per share adjusted to exclude goodwill amortization recognized prior to the adoption of SFAS 142 on January 1, 2002:


(in thousands except per share amounts)                           Year ended December 31,
                                                            -----------------------------------
                                                               2003          2002          2001
                                                            ---------     ---------     -------

Reported net income                                 (euro) 135,419(euro) 126,415 (euro) 88,741
Add back: goodwill amortization, net of tax benefit              -             -        44,144
Adjusted net income                                        135,419       126,415       132,885
                                                           -------       -------       -------
Net income per share-- basic:
Reported net income                                    (euro) 1.20  (euro) 1.11    (euro) 0.78
Add back: goodwill amortization, net of tax benefit                                       0.39
Adjusted net income                                           1.20         1.11           1.17
                                                           -------       -------       -------
Net income per share-- diluted:
Reported net income                                           1.18         1.09           0.76
Add back: goodwill amortization, net of tax benefit                                       0.38
Adjusted net income                                    (euro) 1.18  (euro) 1.09    (euro) 1.14
                                                           -------       -------       -------

NOTE - J.     OTHER NON-CURRENT ASSETS

     In April 2002, the Company entered into an agreement with RAND A Technology Corporation ("Rand"), to accelerate the development of marketing, sales and services infrastructure required to support PLM. Under the terms of this agreement, the Company granted Rand two 10-year convertible loans (the "Loans"), each for a principal amount of (euro)6.6 million and U.S.$6.2 million ((euro)23.1 million in aggregate as of December 31, 2003). One of the Loans is convertible into common shares of Rand at Rand's option, and the other one is convertible into common shares of Rand at the Company's option. The conversion rights are subject to certain limitations and their exercise must not result in the Company holding in excess of 19.9% of Rand's shares. The loans are secured by certain tangible and intangible assets of Rand and, to the extent not converted, are repayable in quarterly installments beginning in 2004.

     In November and December 2003, the Company made short-term advances totaling (euro)5.5 million to Rand. These advances bear interest at 5.5% and are repayable in 2004. Due to their short-term maturity, these advances have been classified in other current assets.

     At December 31, 2003 other non-current assets are comprised of the following components:

(in thousands)                         December 31,
                                       ------------
                                     2003        2002
Investments

ImpactXoft                       (euro) 8,474 (euro) 9,589
MSC.Software                            5,542        6,506
Other                                   1,366          437
                                       ------       ------
Total investments               (euro) 15,382 (euro)16,532

Loans receivable                                            Interest
                                                              rate
Rand                                   23,128       18,821     5.5%
ImpactXoft                              3,959        4,768     5.0%
Other                                   1,742            -
                                       ------       ------
Total loans receivable                 28,829       23,589
   Less:  Current portion              (4,704)        (954)

Total loans and investments     (euro) 39,507 (euro)39,167


Loans receivable at December 31, 2003 are due as follows:

(in thousands)
                   2004    (euro) 4,704
                   2005           4,941
                   2006           5,179
                   2007           4,622
                   2008           4,145
              Therafter           5,238
                                --------
Total                            28,829
Less current portion             (4,704)
                                --------
Long-term loans          (euro) 24,125

NOTE - K.  LEASES

     At December 31, 2003, future minimum annual rental commitments under non-cancelable lease obligations were as follows:


                                        Capital         Operating
(in thousands)                          Leases            Leases
                                        ------           ------

Year ending December 31:
                                 2004 (euro) 2,092 (euro) 12,614
                                 2005        1,972        10,614
                                 2006        1,728         8,778
                                 2007          422         7,875
                                 2008            -         7,226
                           Thereafter            -        14,863
                                        ----------    ----------
Total minimum lease payments                 6,214 (euro) 61,970
Less amount representing interest             (119)
and other
                                           --------
Present value of net minimum lease           6,095
payments
Less current maturities of capital          (1,890)
lease obligations
                                           --------
Capital lease obligations            (euro)  4,205

     The Company leases land and buildings related to its offices under capital leases. The following summarizes property held under capital leases:

                                      Year ended December 31,
(in thousands)                         2003           2002
Land                           (euro) 5,680   (euro) 5,680
Buildings                            27,188         27,188
Accumulated depreciation            (10,649)        (9,742)
                                   --------        --------
                              (euro) 22,219  (euro) 23,126

     The Company also leases computer equipment, premises and office equipment under operating leases. Rent expense under operating leases was
(euro)33,159,360, (euro)29,189,000 and (euro)26,796,000, in the years ended
December 31, 2003, 2002, and 2001, respectively.

NOTE - L.     EMPLOYEE PROFIT-SHARING

     In accordance with French legal requirements, the Company has profit-sharing arrangements for its French employees. Profit-sharing amounts are based on formulas, which consider return on assets and employment levels. Profit-sharing expense was (euro) 10,632,000, (euro)11,623,000 and
(euro)11,701,000, for the years ended December 31, 2003, 2002, and 2001, respectively. Such amounts are accrued each year, are interest-bearing, and are paid in cash, including the accrued interest, generally after five years. The interest rate applied was 4.6% and 5.1% in the years ended December 31, 2003 and 2002 respectively.

(in thousands)                                   December 31,
                                                 ------------
                                               2003         2002
                                               ----         ----

Employee profit-sharing liability,     (euro) 27,891  (euro)28,325
including accrued interest
Less current maturities                       (8,630)       (5,670)
                                             --------      --------
                                       (euro) 19,261 (euro) 22,655

Estimated maturities of these obligations at December 31, 2003 are as follows (in thousands):

            2004    (euro) 8,630
            2005           2,122
            2006           3,832
            2007           4,011
            2008           4,183
            2009           5,113
                       ----------
                   (euro) 27,891


NOTE - M.      RETIREMENT AND PENSION ARRANGEMENTS

     The Company provides defined benefit retirement indemnities to the employees of its French operations, and sponsors defined benefit pension plans for certain employees in the United States.

     In addition, the Company has certain other plans in countries other than the United States, which are not significant and are combined with the French plan for presentation purposes.

The measurement date for all defined benefit plans is December 31.

French plans and other

     In France, the retirement indemnities are based upon an individual's years of credited service and annualized salary at retirement. Such benefits vest, and are funded as a lump sum paid to the employee, upon the employee's retirement. Estimated retirement indemnities are accrued over the working life of the employees using actuarial assumptions and calculations. The projected benefit obligation was determined using the prospective method and the following actuarial assumptions: retirement age 60 years; salary increases at 1% over inflation. Weighted-average assumptions used for the French operations were as follows:

Weighted-average assumptions used to determine the benefit obligation:

                                                          Year ended December 31,
                                                          -----------------------
French plans and other                                 2003        2002        2001
                                                       ----        ----        ----
Discount rate                                          5.00%       5.00%       5.00%
Expected return on plan assets                         5.50%       5.50%       5.50%
Rate of compensation increase                          3.00%       3.00%       3.00%

Weighted-average assumptions used to determine the net periodic benefit cost:
                             Year ended December 31,
French plans and other                                 2003        2002        2001
                                                       ----        ----        ----
Discount rate                                          5.00%       5.00%       5.00%
Expected return on plan assets                         5.50%       5.50%       5.50%
Rate of compensation increase                          3.00%       3.00%       3.00%

The components of net periodic benefit cost were as follows:
(in thousands of euro)                                      Year ended December 31,
                                                        --------------------------------
French plans and other                                   2003         2002         2001
                                                         ----         ----         ----

Service cost                                     (euro) 1,779 (euro) 1,346 (euro) 1,208
Interest cost                                             684          588          475
Expected return on plan assets                           (351)        (382)        (277)
Net amortization and deferral                               1         (14)          (27)
                                                        --------    --------    --------
Net periodic benefit cost                        (euro) 2,113 (euro) 1,538 (euro) 1,379
                                                       =======      =======     ========


Changes in the funded status of the benefit plans were as follows:
(in thousands of euro)                                Year ended December 31,
                                                      -----------------------
French plans and other                                    2003            2002
                                                          ----            ----

Change in benefit obligations
Benefit obligations at beginning of year         (euro) 13,904   (euro) 12,175
Service cost                                             1,779           1,346
Interest cost                                              684             588
Change in scope                                              -               -
Actuarial gain                                          (1,775)           (155)
Exchange rate differences                                 (140)            (11)
Benefits paid                                             (226)            (39)
                                                      --------        ---------
Benefit obligations at end of year              (euro)  14,226   (euro) 13,904
                                                      =========       =========

Change in plan assets
Fair value of plan assets at beginning of year           6,960           7,468
Employer contribution                                      168              39
Return on plan assets                                      446            (508)
Benefits paid                                             (168)            (39)
                                                      ---------       ---------
Fair value of plan assets at end of year          (euro) 7,406    (euro) 6,960
                                                      =========       =========

Funded status                                           (6,820)         (6,944)
Unrecognized actuarial (gain) loss                      (1,702)            595
                                                      ---------       ---------
Accrued benefit cost - French plans and other    (euro) (8,522)  (euro) (6,349)
                                                      =========       =========

     The accumulated benefit obligation for the French defined benefit plans was
(euro) 7.9 million and (euro) 8.0 million at December 31, 2003, and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in thousands of euro)                                 Year ended December 31,
                                                       -----------------------
French plans                                             2003              2002
                                                         ----              ----

Projected benefit obligation                    (euro) 11,456     (euro) 11,801
Accumulated benefit obligation                          7,430             7,505
Fair Value of plan assets                               6,706             6,317

     All plan assets for the French plans are invested in an insurance contract with Sogecap, a life-insurance company, which is part of the Societe Generale group. To date, the Company has contributed (euro) 6.8 million to this insurance contract.

     The Company does not expect to make any additional contributions to its French pension plans in 2004.

U.S. Plans
----------

     In the United States, pension benefits are based upon years of credited service and the employee's average final earnings. Retirement benefits are funded by the Company's contributions to segregated pension plan assets, in an amount that is sufficient to meet or exceed the minimum annual funding requirements of the Employee Retirement Income Security Act. The projected benefit obligation was determined using the prospective method. Weighted-average assumptions used for the U.S. plans were as follows:

Weighted-average assumptions used to determine the benefit obligation:
                                                     Year ended December 31,
                                                     -----------------------
U.S. plans                                        2003        2002        2001
                                                  ----        ----        ----
Discount rate                                     6.00%       6.75%       7.25%
Expected return on plan assets                    8.50%       8.50%       8.50%
Rate of compensation increase                     3.00%       3.75%       4.25%


Weighted-average assumptions used to determine the net periodic benefit cost:
                                                      Year ended December 31,
                                                      -----------------------
U.S. plans                                        2003        2002        2001
                                                  ----        ----        ----
Discount rate                                     6.75%       7.25%       7.50%
Expected return on plan assets                    8.50%       8.50%       8.50%
Rate of compensation increase                     3.75%       4.25%       4.50%

The components of net periodic benefit cost were as follows:

(in thousands of euro)                               Year ended December 31,
                                                --------------------------------

U.S. plans                                         2003        2002        2001
                                                   ----        ----        ----

Service cost                                 (euro) 770  (euro) 756 (euro) 622
Interest cost                                       838         902        868
Expected return on plan assets                     (722)       (804)      (648)
Net amortization and deferral                       218         133        103
                                                --------    --------  ----------
Net periodic benefit cost - U.S. plans     (euro) 1,104  (euro) 987 (euro) 945
                                           ============= ===========  ==========


Changes in the funded status of the benefit plan were as follows:

(in thousands of euro)                               Year ended December 31,
                                                     -----------------------
U.S. plans                                                      2003             2002
                                                                ----             ----

Change in benefit obligations
Benefit obligations at beginning of year               (euro) 13,209    (euro) 13,475
Service cost                                                     770              756
Interest cost                                                    838              902
Actuarial loss                                                 1 325              768
Benefits paid                                                   (303)            (333)
Exchange rate differences                                     (2,516)          (2,359)
                                                            --------          --------
Benefit obligations at end of year                     (euro) 13,323    (euro) 13,209
                                                      ==============    =============

Change in plan assets
Fair value of plan assets at beginning of year                 8,616            9,543
Employer contribution                                          1,186            1,300
Return on plan assets                                          1,274             (305)
Benefits paid                                                   (303)            (333)
Exchange rate differences                                     (1,687)           1,589)
                                                            --------          --------
Fair value of plan assets at end of year                (euro) 9,086     (euro) 8,616
                                                       =============     ============

Funded status                                                 (4,237)          (4,593)
Unrecognized actuarial loss                                    3,108            3,172
Unrecognized prior service cost                                  332              494
                                                            --------          --------
Accrued benefit cost - U.S. Plans                        (euro) (797)     (euro) (927)
                                                       =============     ============
Amounts recognized in the Statement of financial position:
Accrued benefit cost                                            (797)            (927)
Accrued benefit liability                                     (1,369)          (1,112)
Intangible assets                                                332              493
Accumulated other comprehensive income                         1,037              619
                                                            --------          --------
Net amount recognized - U.S. Plans                       (euro) (797)     (euro) (927)
                                                       =============     ============


The Company recorded a minimum pension liability at December 31, 2003 as required when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued liability.

The adjustment related entirely to our U.S. plans and amounted to (euro) 361,000 (net of tax), which is reflected in other comprehensive income.

NOTE - N.  CONTINGENCIES

     The Company is involved in litigation incidental to normal operations. It is not possible to determine the ultimate liability, if any, in these matters. In the opinion of management, after consultation with legal counsel, the resolution of such litigation and proceedings will not have a material effect on the consolidated financial statements of the Company.

NOTE - O.  STOCK OPTION PLANS, RETAINED EARNINGS AND EARNINGS PER SHARE

     Stock Option Plans

     On April 15, 1996, the Company implemented a stock option plan under which 1,027,780 shares were set aside for grants to officers and most employees of the Company. The options were allocated on June 28, 1996, upon the Initial Public Offering, to broaden employee ownership of the Company. All options were vested and exercisable immediately. The options may be exercised during 10 years subject to continued employment. Each option entitles the holder thereof to purchase one share at a price equal to the initial offering price ( (euro)9 or U.S.$ 11.5). As the stock was not publicly traded prior to the Initial Public Offering, the fair market value of the stock at the date of grant is equal to the initial offering price. The stock option plan is non-compensatory and therefore does not result in compensation expense in the financial statements. At December 31, 2003, 841,621 options have been exercised and there were 176,359 unexercised stock options.

     On June 6, 1997, an Extraordinary Shareholders' Meeting of the Company authorized the Board of Directors to establish a stock option plan, under which 1,031,840 shares of the Company were authorized to be issued pursuant to grants to certain officers (including executive officers) and employees of the Company. The options were allocated by the Board of Directors on December 15, 1997. Each option entitles the holder thereof to purchase one share at a strike price of
(euro)25.92. The options can be exercised by the optionees from December 15, 1999 until December 14, 2007, subject to continued employment, and the shares resulting from the exercise of the options cannot be sold before December 15, 2002. At December 31, 2003, 142,904 options have been exercised and there were 838,930 unexercised stock options.

     On July 25, 1997, the Company approved the SolidWorks merger. SolidWorks had adopted an incentive and non-qualified stock option plan in 1994 and issued a single warrant in 1995. Pursuant to the terms of the merger, all outstanding stock options and the warrant previously issued by SolidWorks became exercisable for shares of the Company. The Company reserved 2,378,564 shares for the future exercise of such options and warrant, which is the total amount of additional shares which would be issued if all such options and warrant were to be exercised. At December 31, 2003 a total of 359,438 shares remain reserved for that purpose.

     In 1998, the Board of Directors granted 3,573,480 options to officers and certain employees of the Company (including its subsidiaries Dassault Systemes of America, Dassault Systemes KK, Delmia and Enovia) with a strike price ranging from (euro)26.39 to (euro)29.58. A total of 544,488 options were vested and exercisable immediately. Other options vest over various periods subject to continued employment but expire no more than ten years from the date of grant. In addition, the shares resulting from the exercise of options granted to French employees (2,468,730 options) cannot be sold before November 8, 2003. At December 31, 2003, 875,891 options have been exercised and there were 2,574,491 unexercised options.

     In 1999, the Board of Directors granted 3,617,000 options to officers and certain employees of the Company (including its subsidiaries Dassault Systemes of America, Dassault Systemes KK, Delmia and Enovia) with a strike price of
(euro)37.00. As of December 31, 2003, 81,377 options were exercised and there were 3,438,955 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

     In 2001, the Board of Directors granted 5,316,950 options to officers and certain employees of the Company (including its subsidiaries Dassault Systemes Provence, Dassault Data Services, Dassault Systemes of America, Dassault Systemes KK, Delmia, Delmia GmbH, Enovia, Safework, Spatial, Dassault Systemes AG, Dassault Systemes Inc. and Structural Research and Analysis Corp.) with a price ranging from (euro)35 to (euro)52. As of December 31, 2003, 8,046 options were exercised and there were 5,232,534 unexercised options. Options vest over various periods subject to continued employment but expire no more than ten years from the date of grant.

     On May 28, 2002, an Extraordinary Shareholders' Meeting of the Company authorized the Board of Directors to implement additional stock option plans until July 27, 2005 for officers and certain employees of the Company, subject to a limitation under which options granted by the Board of Directors and not exercised give right to purchase additional shares not to exceed 17% of outstanding shares of the Company.

     In 2002, the Board of Directors granted 1,718,863 options to officers and certain employees of the Company (including subsidiaries) with a strike price of
(euro)45.50. Options vest over four years subject to continued employment but expire no more than ten years from the date of grant.

     On January 20, 2003, the Board of Directors granted 4,000,000 options to officers and certain employees of the Company (including subsidiaries) with a strike price of (euro)23. Options vest over one year subject to continued employment for the plan dedicated to Dassault Systemes, Dassault Systemes Provence and Dassault Data Services employees and almost two years for the plan dedicated to employees of foreign subsidiaries (Dassault Systemes of America, Dassault Systemes KK, Delmia, Delmia GmbH, Enovia, Dassault Systemes Canada Inc., Spatial Corp., SmarTeam Corp, KTI and SolidWorks Corp.). Options expire no more than ten years from the date of grant.

     The activity in the stock option plans of the Company is summarized below:

                                                2003                        2002                        2001
                                      Number of      Weighted      Number of     Weighted      Number of      Weighted
                                        shares        average       shares        average        shares       average
                                                     exercise                    exercise                     exercise
                                                       price                       price                       price
Outstanding at beginning of year        14,504,017  (euro) 38.01    13,069,840  (euro) 37.30      8,107,686 (euro) 30.45
Granted                                  4,000,000         22.77     1,718,863         45.27      5,316,950        46.37
Exercised                                (239,997)         21.17     (235,677)         15.58      (271,541)        14.53
Cancelled                                (188,490)         33.77      (49,009)         38.66       (83,255)        25.81
Outstanding at end of year              18,075,530         34.32    14,504,017         38.01     13,069,840        37.30
                                        ==========         =====  ============       =======   ============        =====
Exercisable                             11,776,246  (euro) 37.46     8,254,974  (euro) 32.64      7,779,885 (euro) 31.43


     For various price ranges, information for options outstanding and exercisable at December 31, 2003 was as follows:

                                     Outstanding options                         Exercisable options
                                 -------------------------                   --------------------------
                                   Number of      Weighted       Weighted    Number of        Weighted
                                    shares        average        average       shares         average
                                                  remaining      exercise                     exercise
                                                 life (years)      price                       price
   Range of exercise price
(euro)0.09 to(euro)23              4,268,125         8.66     (euro) 21.47       290,093   (euro) 8.10
(euro)23 to(euro)26                1,174,645         4.97            25.79       991,709         25.84
(euro)26 to(euro)30                2,561,991         4.86            29.58     2,561,991         29.58
(euro)30 to(euro)34                  493,049         8.16            33.11       192,074         33.03
(euro)34 to(euro)37                5,337,715         6.39            36.47     4,518,112         36.68
(euro)37 to(euro)46                1,356,985         8.41            45.50       339,247         45.50
(euro)46 to(euro)52                2,883,020         7.25            52.00     2,883,020         52.00
                                    --------       ------         --------     ---------      --------
(euro)0.09 to(euro)52             18,075,530         6.95     (euro) 34.32    11,776,246  (euro) 37.46
                                ============       ======   ==============  ============  ============




     The weighted average fair value of the options granted during, 2003, 2002 and 2001 are estimated at (euro) 9.94, (euro)20.82 and (euro)17.11, respectively, on the date of grant, using the Black-Scholes pricing model.

     In 2002, SolidWorks instituted a buy-back plan for the SolidWorks shares held by its employees under which (i) an employee can put his mature shares to SolidWorks (i.e., shares that have been owned by an employee for greater than 6 months) on specific dates at their then fair market value, and (ii) SolidWorks can call such mature shares in this same timeframe at the same fair market value. The adoption of this amendment did not create any compensation charge.

Should all the options that are currently eligible be exercised and should all the put rights be exercised when allowed, approximately 6.7 million shares may have to be repurchased by SolidWorks in the future. Based on the current price per share of SolidWorks and assumptions about the holding period, the Company estimated the potential future cash outlays would be (euro)42.6 million.

Changes to Dassault Systemes share capital during 2003 are as follows:

                                                       Number of      Nominal     Share capital
                                                         shares        value
                                                                      (in(euro))    (in(euro))
Share capital issued as of  January 1st , 2003          114,570,841      1         114,570,841
Number of shares issued in 2003 with reference to            35,555      1              35,555
the stock option plan of June 28, 1996
Number of shares issued in 2003 with reference to            66,660      1              66,660
the stock option plan of December 15, 1997
Number of shares issued in 2003 with reference to            85,000      1              85,000
the stock option plan of January 28, 1998
Number of shares issued in 2003 with reference to            11,615      1              11,615
the stock option plan of  November 9, 1998
Number of shares issued in 2003 with reference to             1,750      1               1,750
the stock option plan of September 15, 1999
Number of shares issued in 2003 with reference to             7,295      1               7,295
the stock option plan of October 5, 2001
Number of shares issued in 2003 with reference to               150      1                 150
the stock option plan of May 28, 2001
Common stocks repurchased and cancelled                 (1,375,201)      1         (1,375,201)
                                                        -----------                -----------
Total                                                   113,403,665      1         113,403,665


     SmarTeam had a stock option plan covering certain employees. Options under the plan vested over a period of four years from the date of grant. The Company recorded (euro)3,636,000 and (euro)1,338,000 of compensation expense related to this plan for the years ended December 31, 2002 and 2001, respectively. During 2002 the Company terminated the option plan, which accelerated the vesting of certain options of the plan, and repurchased the shares.

Retained Earnings

     Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the amount in the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity.

Earnings per share

     The following table presents the calculation for both basic and diluted earnings per share:

                                                                     Year ended December 31,
                                                                     -----------------------
(in units, except net income in thousands)                      2003            2002           2001
                                                                ----            ----           ----

Net income                                            (euro) 135,419  (euro) 126,415  (euro) 88,741

Weighted average number of shares outstanding            113,048,656     114,118,817    113,694,585
Dilutive effect of stock options                           1,665,410       2,128,909      2,965,403
Diluted weighted average number of shares outstanding    114,714,066     116,247,725    116,659,988

Basic income per share                                   (euro) 1.20     (euro) 1.11    (euro) 0.78
Diluted income per share                                 (euro) 1.18     (euro) 1.09    (euro) 0.76


NOTE - P.  TRANSACTIONS WITH IBM AND RELATED PARTIES

     Since the Company's inception in 1981, CATIA products, and since 1998 ENOVIA products, have been marketed, distributed and supported principally by IBM, pursuant to a mutually, non-exclusive agreement that encompasses such activities. Since 2001, SMARTEAM products are also marketed by IBM under this non-exclusive agreement.

     Revenue obtained through the commercial relationship with IBM represents 59%, 61%, and 60% of consolidated revenues of the Company for the years ended December 31, 2003, 2002, and 2001, respectively. IBM is under no contractual obligation to continue to actively market and distribute the Company's products, and IBM may choose to discontinue such activities, without penalty, at its discretion. A decision by IBM to cease or substantially reduce its marketing and distribution efforts would likely cause a significant interruption in such activities which would adversely affect the financial position and operating results of the Company, at least in the short-term. However, management believes its long-term relationship with IBM is based upon mutual respect and success, and management is not aware of circumstances related to either party which would cause the relationship to be terminated.

     For the years ended December 31, 2003, 2002, and 2001, IBM met certain annual sales and growth targets and the Company has charged a sales incentive to software revenue of (euro)15,462,000, (euro)15,452,000 and (euro)13,053,000, respectively. The related liability on the balance sheet will be settled in U.S. dollars.

     The balances of trade accounts receivable with IBM were (euro)101,986,000,
(euro)117,930,000, and (euro)113,200,000 at December 31, 2003, 2002, and 2001, respectively, substantially all of which relates to software revenue. Management believes that the financial position of IBM mitigates the potential credit risk related to the concentration of its trade accounts receivable with IBM. At December 31, 2003, 95% of such accounts receivable were denominated in U.S. dollars (2002: 95%), with the remainder denominated in euros.

     The Company licenses products for internal use to both IBM and to Dassault Aviation, a former direct shareholder of the Company whose chief executive officer is the chairman of the Company. For IBM, such activities generated revenues of (euro)2,512,000, (euro)5,672,000, and (euro)4,062,000 during the years ended December 31, 2003, 2002, and 2001, respectively, using commercial terms consistent with those granted to the Company's other customers of similar size. Dassault Aviation licenses the Company's products on commercial terms consistent with those granted to the Company's other customers of similar size. Licensing revenue amounted to (euro)5,779,000, (euro)6,109,000, and
(euro)3,916,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

     The Company also provides service and support to Dassault Aviation. Such activity generated service revenues of (euro)9,298,000, (euro)6,169,000, and
(euro)7,303,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

     The balances of trade accounts receivable with Dassault Aviation were
(euro)7,502,000, (euro)9,126,000 and (euro)2,377,000 at December 31, 2003, 2002, and 2001, respectively.

     Most of our development organizations subcontract software development work to 3D PLM Software Solutions Limited ("3D PLM"), a joint venture between Dassault Systemes and Geometric Software Solutions Co. Ltd., located in India, which is accounted for under the equity method. 3D PLM's revenue, substantially all of which was realized with the Company, amounted to (euro)5,698,000 in 2003.


NOTE - Q.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company is operating in two reportable segments: the "Process-Centric" segment and the "Design-centric" segment.

     The "Process-centric" market serves customers seeking to optimize their industrial processes from the design stage through to manufacturing and maintenance. The "Design-centric" market serves companies seeking to support product design.

     The accounting policies of the reportable segments are the same as those described in Note A.

Data by operating segment is as follows:

(in thousands)                                                                            2003
                                                         Process-           Design-       Elim.           Total
                                                         --------           -------       -----           -----
                                                         centric            centric
                                                         -------            -------

Revenue:
Software revenue                                      (euro) 519,901     (euro)125,834  (euro)(170)     (euro)645,565
Service and other revenue                                    110,608               279      (1,629)           109,258
                                                          ----------        ----------     --------        ----------
Total revenue                                                630,509           126,113      (1,799)           754,823
Cost of revenue:
Software                                                    (10,344)          (11,752)          432          (21,664)
Service and other                                           (89,810)                 -           18          (89,793)
                                                          ----------        ----------     --------        ----------
Total cost of revenue                                      (100,154)          (11,752)          450         (111,457)
                                                          ----------        ----------     --------        ----------
Gross profit                                                 530,355           114,361      (1,349)           643,366
Research and development                                   (192,750)          (23,368)          509         (215,609)
Marketing and sales                                        (114,553)          (48,133)          272         (162,414)
General and administration                                  (41,965)           (5,282)          568          (46,679)
Amortization of acquired technology                          (5,660)             (265)            -           (5,925)
                                                          ----------        ----------     --------        ----------
                                                           (354,928)          (77,048)        1,349         (430,627)
                                                          ----------        ----------     --------        ----------
Operating income                                             175,427            37,313            -           212,739
Equity in net income of unconsolidated affiliates                419                 -            -               419
Financial revenue and other, net                                 202           (1,057)            -             (855)
                                                          ----------        ----------     --------        ----------
Income before income taxes                                   176,048            36,256            -           212,303
Income tax expense                                          (64,786)          (12,098)            -          (76,884)
                                                          ----------        ----------     --------        ----------
Net income                                             (euro)111,262      (euro)24,158            -     (euro)135,419

Depreciation and amortization of property                     19,172             3,881            -            23,053
and equipment amortization of intangible assets
Total assets                                                 807,740           180,566     (23,816)           964,490
Acquisitions of property and equipment and                    15,590             3,646            -            19,236
intangible assets

(in thousands)                                                                            2002
                                                         Process-           Design-       Elim.           Total
                                                         --------           -------       -----           -----
                                                         centric            centric
                                                         -------            -------

Revenue:
Software revenue                                      (euro)543,622      (euro)126,509  (euro)(245)     (euro)669,886
Service and other revenue                                   105,758                374      (1,903)           104,229
                                                         ----------         ----------     --------        ----------
Total revenue                                               649,380            126,883      (2,148)           774,115
Cost of revenue:
Software                                                   (11,335)           (13,540)          427          (24,448)
Service and other                                          (96,413)                  -            -          (96,413)
                                                         ----------         ----------     --------        ----------
Total cost of revenue                                     (107,748)           (13,540)          427         (120,861)
                                                         ----------         ----------     --------        ----------
Gross profit                                                541,632           113, 343      (1,721)           653,254
Research and development                                  (194,493)           (27,314)          244         (221,563)
Marketing and sales                                       (121,823)           (48,204)          374         (169,653)
General and administration                                 (43,485)            (5,526)        1,103          (47,908)
Amortization of acquired technology                        (10,939)              (159)            -          (11,098)
                                                         ----------         ----------     --------        ----------
                                                          (370,740)           (81,203)        1,721         (450,222)
                                                         ----------         ----------     --------        ----------
Operating income                                            170,892             32,140            -           203,032
Equity in net income of unconsolidated affiliates               214                  -                            214
Financial revenue and other, net                                820              1,725            -             2,545
                                                         ----------         ----------     --------        ----------
Income before income taxes                                  171,926             33,865            -           205 791
Income tax expense                                         (67,721)           (11,655)                       (79,376)
                                                         ----------         ----------     --------        ----------
Net income                                            (euro)104,205       (euro)22,210            -     (euro)126,415

Depreciation and amortization of property                    27,502              5,548            -            33,050
and equipment and amortization of intangible assets
Total assets                                                782,256            164,921     (27,013)           920,164
Acquisitions of property and equipment and                   14,191              6,236            -            20,427
intangible assets

(in thousands)
                                                         Process-           Design-         Total
                                                         --------           -------         -----
                                                         centric            centric
                                                         -------            -------

Revenue:
Software revenue                                     (euro) 514,816      (euro)128,218    (euro)643,034
Service and other revenue                                   103,019                  -          103,019
                                                         ----------         ----------         --------
Total revenue                                               617,835            128,218          746,053
Cost of revenue:
Software                                                    (8,864)           (11,927)         (20,791)
Service and other                                          (86,542)                  -         (86,542)
                                                         ----------         ----------         --------
Total cost of revenue                                      (95,406)           (11,927)        (107,333)
                                                         ----------         ----------         --------
Gross profit                                                522,429            116,291          638,720
Research and development                                  (182,562)           (26,673)        (209,235)
Marketing and sales                                       (117,323)           (47,000)        (164,323)
General and administration                                 (38,534)            (5,649)         (44,183)
Amortization of Goodwill                                   (43,225)              (919)         (44,144)
Amortization of acquired technology                        (14,240)                  -         (14,240)
                                                         ----------         ----------         --------
                                                          (395,884)           (80,241)        (476,125)
                                                         ----------         ----------         --------
Operating income                                            126,545             36,050          162,595
Financial revenue and other, net                             11,153              2,909           14,062
                                                         ----------         ----------         --------
Income before income taxes                                  137,698             38,959          176,657
Income tax expense                                         (73,844)           (14,072)         (87,916)
                                                         ----------         ----------         --------
Net income                                                   63,854             24,887           88,741

Depreciation and amortization of property                    73,336              5,647           78,983
and equipment and amortization of intangible assets
Total assets                                                667,882            163,545          831,427
Acquisitions of property and equipment and                   17,704              5,252           22,956
intangible assets

The data by geographic operations of the Company is established according to the geographical location of the consolidated companies.

                                 France         United         Total
                                               States &
                                                Other
                            ---------------------------------------------
(in thousands)
                        2003
Revenues                    (euro) 450,501  (euro) 304,322  (euro)754,823
Operating income (loss)            176,288          36,451        212,739
Identifiable assets                501,725         462,765        964,490

                        2002
Revenues                    (euro) 473,788  (euro) 300,327  (euro)774,115
Operating income (loss)            210,669         (7,637)        203,032
Identifiable assets                456,274         463,890        920,164

                        2001
Revenues                    (euro) 462,154  (euro) 283,899  (euro)746,053
Operating income (loss)            211,317        (48,722)        162,595
Identifiable assets                522,757         308,670        831,427


     Revenues generated by the parent company of the Company were (euro) 491,309,000, (euro)515,653,000 and (euro)496,799,000 for the years ended
December 31, 2003, 2002 and 2001 respectively. Revenues generated by export transactions from France into other geographic areas realized by the parent company were (euro) 447,097,000, (euro)468,206,000, and (euro)447,757,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Nearly all of such revenues relate to the IBM relationship, which is based in the United States.

     The Company also receives data from IBM that identifies the location of IBM's end-user customers. Using such information, the revenues by geographic area would be as follows:

(in thousands)                            2003            2002         2001
                                          ----            ----         ----

France                             (euro) 88,560   (euro) 102,338  (euro) 99,185
Western Europe -- other than France      265,279          272,221        281,225
Americas                                 215,388          223,988        219,289
Asia / Pacific                           185,596          175,568        146,354
                                        --------         --------       --------
                                  (euro) 754,823   (euro) 774,115  (euro)746,053
                                  --------------   ==============  =============

NOTE - R.  SCOPE OF CONSOLIDATION



---------------------------------------------------------------------------------------------------------------------------
                                    2003                             2002                            2001
--------------------------------------------------------------------------------------------------------------------------
Consolidated             % of   % of share-   Method      % of    % of share-    Method     % of   % of share-    Method
                         voting   holding                 voting    holding                 voting   holding
                         rights                           rights                            rights
                         -------------------------------------------------------------------------------------------------
Companies
--------------------------------------------------------------------------------------------------------------------------

Dassault Systemes K. K.    100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Dassault Data Services      95%      95%   Consolidation     95%      95%    Consolidation    95%     95%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes of       100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
America Corp. and its
subsidiaries
--------------------------------------------------------------------------------------------------------------------------
SolidWorks Corporation      99%      99%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
and its subsidiaries
--------------------------------------------------------------------------------------------------------------------------
Delmia Corp. and its       100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
subsidiaries
--------------------------------------------------------------------------------------------------------------------------
Enovia Corp and its        100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
subsidiary
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes Corp     100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes AG       100%     100%   Consolidation    100%     100%    Consolidation    99%     99%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
SmarTeam Corporation       100%     100%   Consolidation    100%     100%    Consolidation    84%     84%    Consolidation
Ltd. and its subsidiaries
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes          100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
Provence
--------------------------------------------------------------------------------------------------------------------------
Delmia GmbH                100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes Canada   100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
Inc.
--------------------------------------------------------------------------------------------------------------------------
Safework Inc.              100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Spatial Corp. and its      100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
subsidiaries
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes Srl.     100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Structural Research and    100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
Analysis Corp.
--------------------------------------------------------------------------------------------------------------------------
Invention Machine           20%      20%   Equity Method     17%      17%    Equity Method    17%     17%    Equity Method
Corporation
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes Inc.     100%     100%   Consolidation    100%     100%    Consolidation   100%    100%    Consolidation
--------------------------------------------------------------------------------------------------------------------------
Knowledge Technologies     100%     100%   Consolidation    100%     100%    Consolidation
International Inc
--------------------------------------------------------------------------------------------------------------------------
Knowledge Technologies     100%     100%   Consolidation    100%     100%    Consolidation
International Ltd.
--------------------------------------------------------------------------------------------------------------------------
Knowledge Technologies     100%     100%   Consolidation    100%     100%    Consolidation
International France
--------------------------------------------------------------------------------------------------------------------------
Dassault Systemes           98%      98%   Consolidation     98%      98%    Consolidation
(Switzerland) Ltd.
--------------------------------------------------------------------------------------------------------------------------
3D PLM Software             30%      30%   Equity Method     30%      30%    Equity Method
Solutions Ltd.

--------------------------------------------------------------------------------------------------------------------------
Athys                        80%     80%   Consolidation

NOTE - S.  PERSONNEL COSTS

     Personnel costs were (euro)297,846,360, (euro)305,766,000 and
(euro)271,781,000 for the years ended December 31, 2003, 2002, and 2001, respectively. Directors' compensation was (euro)100,000, (euro)80,000 and
(euro)61,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

NOTE - T. SUMMARY OF DIFFERENCES BETWEEN FINANCIAL STATEMENTS ESTABLISHED IN FRENCH GAAP AND U.S. GAAP

The differences are summarized below (in thousands of euros):

As of and for the year ended December 31, 2003       Net equity     Net income
                                                   --------------  -------------
U.S. GAAP                                          (euro)657,678   (euro)135,419
Goodwill amortization (1)                               (52,465)        (24,896)
Derivative instruments (2)                               (3,256)             508
Accounting for issuance of SolidWorks stock (3)            3,624           2,488
Other, net                                                 (206)             579
                                                   --------------  -------------
As adjusted for French GAAP                        (euro)605,375   (euro)114,098
                                                   ==============  =============



(1)  Under French GAAP, Goodwill is amortized over its useful life.

     Under U.S. GAAP, in accordance with SFAS 141 ("Business Combinations") and SFAS 142 ("Goodwill and Other Intangible Assets"), goodwill is not amortized. Goodwill amortization is replaced by an annual impairment test implemented at the reporting unit level using fair value measurement.

(2) Under French GAAP, financial instruments designated as hedging instruments are not recognized but are disclosed as off-balance sheet instruments. The fair market value of a financial instrument is recognized when the hedged item is recognized in earnings.

     Under U.S. GAAP, all derivatives instruments are recorded in the balance sheet at fair value. Changes in the fair value are recognized in earnings except for the effective portion of cash-flow hedging instruments, which is reported as a component of other comprehensive income.

(3) Under French GAAP, the issuance of new shares by SolidWorks, which decreased the Company's ownership, was recognized as a proceeds of stock. Accordingly, a dilution gain was recognized in earnings.

     Under U.S. GAAP, the gain is not recognized as reacquisition of shares is contemplated at the time of issuance and this dilution gain is accounted for as an equity transaction.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: June 1, 2004                    By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration